Exhibit 2.3

MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT

dated

JANUARY 22, 2017

by and between

TARGA RESOURCES PARTNERS LP,

a Delaware limited partnership

and

OUTRIGGER MIDLAND MIDSTREAM, LLC,

a Delaware limited liability company

i

LIST OF EXHIBITS

Exhibit A	Calculation of Adjustment Amount
Exhibit B	Form of Membership Interest Assignment
Exhibit C	Form of Transition Services Agreement
Exhibit D	Form of Non-Compete Agreement
Exhibit E	Form of Release
Exhibit F	Escrow Agreement

SCHEDULES

Schedule 1.1(b)	Knowledge
Schedule 1.1(c)	Permitted Liens
Schedule 1.1(d)	Company Assets
Schedule 1.1(e)	Earn-Out Contracts
Schedule 1.1(f)	Identified In-Process Contracts
Schedule 1.1(g)	POP Contract Fees
Schedule 2.3(f)	Wire Instructions
Schedule 3.1	Officers
Schedule 3.3(a)	Capitalization
Schedule 3.4	Indebtedness
Schedule 3.5(a)	Seller Required Governmental Authorizations
Schedule 3.5(b)	No Conflict
Schedule 3.6(b)	Legal Proceedings
Schedule 3.7(a)	Financial Statements
Schedule 3.7(b)	Financial Matters
Schedule 3.7(c)	Undisclosed Liabilities
Schedule 3.8	Absence of Certain Changes
Schedule 3.9(a)	Real Property
Schedule 3.9(b)	Real Property Lease Defaults
Schedule 3.9(c)	Outstanding Options
Schedule 3.9(d)(i)	Easements
Schedule 3.9(d)(ii)	Easement Defaults
Schedule 3.9(f)	Sufficiency
Schedule 3.10(a)(i)	Governmental Authorizations
Schedule 3.10(a)(ii)	Governmental Authorizations Matters
Schedule 3.10(b)	Compliance with Laws
Schedule 3.11(a)	Labor Matters
Schedule 3.11(b)(i)	Business Employees
Schedule 3.11(b)(ii)	Company Service Providers
Schedule 3.11(b)(iii)	Employment Matters
Schedule 3.12	Taxes
Schedule 3.13	Environmental Matters
Schedule 3.14	Material Contracts
Schedule 3.14(b)	Material Contract Exceptions
Schedule 3.15(a)	Plans
Schedule 3.16	Related Party Transactions

Schedule 3.18	Insurance
Schedule 3.19	Bank Accounts/Powers of Attorney
Schedule 3.20	Guarantees
Schedule 3.21(a)	Excluded Intellectual Property
Schedule 3.21(b)	Intellectual Property
Schedule 3.22	Imbalances
Schedule 4.3(a)	Buyer Required Governmental Authorizations
Schedule 4.3(b)	No Conflict (Buyer)
Schedule 4.4(b)	Legal Proceedings
Schedule 5.1	Conduct of the Company
Schedule 5.1(p)	Capital Expenditure Budget
Schedule 7.4(a)	Restricted Persons
Schedule 7.4(d)	Releasing Persons
Schedule 8.2(b)(i)	Offload Agreement Terms and Conditions

v

MEMBERSHIP INTEREST PURCHASE AND SALE AGREEMENT

This Membership Interest Purchase and Sale Agreement, dated January 22, 2017 (the “Execution Date”) is entered into by and between Targa Resources Partners LP, a Delaware limited partnership (“Buyer”), Outrigger Midland Midstream, LLC, a Delaware limited liability company (“Seller”), and (solely for purposes of Section 5.21) Outrigger Midland Operating, LLC, a Delaware limited liability company (the “Company”). Buyer and Seller are collectively referred to as the “Parties” and individually as a “Party.”

RECITALS

WHEREAS, Seller owns 100% of the issued and outstanding limited liability company interests (the “Membership Interests”) in the Company;

WHEREAS, subject to the terms and conditions of this Agreement (as defined below) and the other Transaction Documents (as defined below), the Parties desire that, at the closing of the transactions contemplated by this Agreement and the Transaction Documents, Seller will sell, and Buyer will purchase, the Membership Interests upon the terms set forth herein; and

WHEREAS, contemporaneously with the execution hereof, the Buyer is entering into the ODO MIPSA and OSDO MIPSA.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1.

DEFINITIONS AND RULES OF CONSTRUCTION

Section 1.1. Definitions. As used herein, the following terms will have the following meanings:

“2017 Earn-Out Payment Amount” means an amount equal to (a) the product of the Gross Margin for the 2017 Earn-Out Period and 9.25 minus (b) $180,000,000; provided that, the 2017 Earn-Out Payment Amount shall not exceed the 2017 OMO Earn-Out Cap.

“2017 Earn-Out Period” means the period commencing on and including March 1, 2017 and ending on and including February 28, 2018.

“2017 OMO Earn-Out Cap” means an amount equal to $220,000,000, provided that such amount shall be reduced by (a) any Change of Control Amount paid by (or due and payable by) Buyer to Seller pursuant to Section 2.4(i)(i) (or due by Buyer to Seller, but set off pursuant to Section 2.4(h)) and (b) any Sold Earn-Out Contract Payments paid by (or due and payable by) Buyer to Seller pursuant to Section 2.4(i)(ii) (or due by Buyer to Seller, but set off pursuant to Section 2.4(h)).

“2018 Earn-Out Payment Amount” means an amount equal to (a) the product of the Gross Margin for the 2018 Earn-Out Period, as adjusted pursuant to Section 2.4(f), if applicable, and 8.75 minus (b) the sum of $180,000,000 and the 2017 Earn-Out Payment Amount and plus (c) to the extent that, but for the 2017 OMO Earn-Out Cap, the 2017 Earn-Out Payment Amount would have been in excess of the amount of the 2017 OMO Earn-Out Cap, such excess amount; provided, however, that notwithstanding the foregoing, the 2018 Earn-Out Payment Amount shall not exceed an amount equal to the 2018 OMO Earn-Out Cap.

“2018 Earn-Out Period” means the period commencing on and including March 1, 2018 and ending on and including February 28, 2019.

“2018 OMO Earn-Out Cap” means an amount equal to $220,000,000, less (a) the 2017 Earn-Out Payment Amount, (b) any Change of Control Amount paid by (or due and payable by) Buyer to Seller pursuant to Section 2.4(i)(i) (or due by Buyer to Seller, but set off pursuant to Section 2.4(h)), and (c) the amount of any Sold Earn-Out Contract Payments paid by (or due and payable by) Buyer to Seller pursuant to Section 2.4(i)(ii) (or due by Buyer to Seller, but set off pursuant to Section 2.4(h)); provided, however, that if the Unreached ODO/OSDO Cap is a positive number, then the amount of the 2018 OMO Earn-Out Cap shall be increased by the Unreached ODO/OSDO Cap, but only if the transactions contemplated by the ODO MIPSA and OSDO MIPSA have closed.

“Accountant” has the meaning provided such term in Section 2.3(d).

“Acreage Swap” has the meaning provided such term in Section 2.4(g)(ii).

“Acquisition Proposal” has the meaning provided such term in Section 5.13.

“Adjustment Amount” has the meaning provided in Exhibit A.

“Adjustment Notice” has the meaning provided such term in Section 2.3(b).

“Affiliate” means with respect to a Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” means this Membership Interest Purchase Agreement as amended from time to time in accordance with the terms hereof.

“Allocation Firm” has the meaning provided such term in Section 2.5.

“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state or foreign statutes, rules, regulations, Orders, decrees, administrative and judicial doctrines and other Laws, including without limitation any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

“Appraisal Firm” has the meaning provided such term in Section 5.12(a).

“Appraised Restoration Cost” has the meaning provided such term in Section 5.12(a).

“Asserted Liability” has the meaning provided such term in Section 9.5(a).

“Assigned Contract Gross Margin” the meaning provided such term in Section 2.4(i)(ii).

“Base Consideration” has the meaning provided such term in Section 2.2(a).

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficial Ownership,” “Beneficially Owns” and “Beneficially Owned” have correlative meanings.

“Board of Directors” means: (a) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board; (b) with respect to a partnership, the board of directors or board of managers of the general partner of the partnership, or, if such general partner is itself a limited partnership, then the board of directors or board of managers of its general partner; (c) with respect to a limited liability company, the board of managers or directors, the managing member or members or any controlling committee of managing members thereof; and (d) with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means any day that is not a Saturday, Sunday or legal holiday in the State of Texas and that is not otherwise a federal holiday in the United States.

“Business Employees” means the individuals employed by Outrigger and its Subsidiaries whose primary job duties relate to the performance of services to the Company Business.

“Buyer” has the meaning provided such term in the Preamble.

“Buyer Change of Control Transaction” means any one or a series of related transactions that results in: (a) the direct or indirect sale, assignment, transfer, conveyance, lease or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Buyer and its Subsidiaries taken as a whole to any one or more “persons” or “groups” (as such terms are used in Section 13(d) or 14(d) of the Exchange Act or any successor provision), other than to TRC or a “person” or “group” (as such terms are used in Section 13(d) or 14(d) of the Exchange Act or any successor provision) of which TRC is the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of such “person” or “group” (as such terms are used in Section 13(d) or 14(d) of the Exchange Act or any successor provision), measured by voting power rather than number of shares, units or the like; (b) consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any one or more “persons” or “groups” (as such terms are used in Section 13(d) or 14(d) of the Exchange Act or any successor provision) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Buyer General Partner or of Buyer, measured by voting power rather than number of shares, units or the like; or (c) the first day on which a majority of the members of the Board of Directors of the Buyer General Partner or TRC are not Continuing Directors.

“Buyer General Partner” means Targa Resources GP LLC, a Delaware limited liability company, and its successors and permitted assigns, as general partner of Buyer or as the business entity with the ultimate authority to manage the business and operations of Buyer.

“Buyer Indemnified Parties” has the meaning provided such term in Section 9.2.

“Buyer Material Adverse Effect” means a change, effect, event, circumstance, development, condition or occurrence that, individually or in the aggregate with all other such changes, effects, events, circumstances, developments, conditions and occurrences, prevents or materially delays, or would reasonably be expected to prevent or materially delay, the ability of Buyer to consummate the transactions contemplated by this Agreement or pay the Purchase Price.

“Buyer Required Governmental Authorizations” has the meaning provided such term in Section 4.3(a).

“Buyer’s Designated Affiliate” has the meaning provided such term in Section 10.1.

“Capital Stock” means: (a) in the case of a corporation, corporate stock; (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (c) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock

“Casualty Loss” has the meaning provided such term in Section 5.12(a).

“Change of Control Amount” means an amount equal to $8,000,000 for each full or partial non-overlapping 3-month period from the date a Buyer Change of Control Transaction is consummated until February 28, 2019, provided that such amount shall not exceed $60,000,000. For illustrative purposes, if a Buyer Change of Control Transaction were to be consummated on March 15, 2018, there would be 4 non-overlapping 3-month periods from March 15, 2018 until February 28, 2019, and the Change of Control Amount with respect to such Buyer Change of Control Transaction would be equal to $32,000,000.

“Claim” means any demand, claim, action, investigation or Legal Proceeding.

“Claim Notice” has the meaning provided such term in Section 9.5(a).

“Closing” has the meaning provided such term in Section 7.1.

“Closing Amount” has the meaning provided such term in Section 2.2(a).

“Closing Releases” has the meaning provided such term in Section 7.4.

“Closing Date” has the meaning provided such term in Section 7.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercially Reasonable Efforts” means efforts that are commercially reasonable and that do not require the performing Party which is acting in good faith to take any extraordinary action or expend any funds or assume any liabilities other than expenditures and liabilities that are customary and reasonable in transactions of the kind and nature contemplated by this Agreement in order for the performing Party to diligently pursue and timely satisfy a condition to, or otherwise assist in the consummation of, the transactions contemplated hereby, or to perform its obligations under this Agreement and the Transaction Documents.

“Company” has the meaning provided such term in the Recitals.

“Company Assets” means the Real Property and the crude oil and natural gas gathering pipelines, pumps, facilities, natural gas compressors, processing plants, natural gas liquid equipment, crude storage tanks and related equipment and other personal property interests owned by the Company and located in Howard County, Texas, Borden County, Texas and Martin County, Texas on, over, under or across the Real Property, including those listed and described on Schedule 1.1(d), and all other properties, assets and rights of the Company, of every nature, kind and description, tangible and intangible (including goodwill), whether real, personal or mixed.

“Company Business” means the business of the Company (including the gathering, transporting, processing, treating, storing and marketing of crude oil, natural gas, other hydrocarbons and related liquids, including water) as conducted over the 12 months prior to the Execution Date, including the ownership and operation of the Company Assets, and including any prospective business activities and opportunities being pursued or developed.

“Company Claims” has the meaning provided such term in Section 5.20(a).

“Company Group” has the meaning provided such term in Section 5.20(a).

“Company Released Claims” has the meaning provided such term in Section 5.21(a).

“Company Service Providers” means the natural persons (other than the Business Employees) engaged by Outrigger, Seller or its Affiliates whose primary job duties relate to the performance of services to the Company Business.

“Company Transaction Expense Amount” has the meaning provided such term in Exhibit A.

“Confidential Information” means all information and trade secrets relating to the Company, the Company Assets and the Company Business which, in each case, relate to the operations of the Company within the Restricted Area, which may include without limitation, information relating to customers, competitors, title matters, environmental matters, financial statements and other financial matters, engineering reports, estimates of reserves, quality of reserves, geological matters, asset listings, operating costs, throughput data and capacity, production capabilities, marketing, tax, forecasts and projections, in whatever form (whether oral, documentary, computer storage or other); provided, however, that Confidential Information shall not include any information, knowledge and/or data that (a) is generally known in the industry, sector or trades in which the Company operates other than as a result of disclosure by Seller or its Affiliates in breach of this Agreement, (b) has come into the possession of Seller or its Affiliates from a third party (which for purposes of clarity, is not the Company), who is not known by Seller or its Affiliates (as applicable), after due inquiry, to be under any obligation to Buyer or the Company to maintain the confidentiality of such information, or (c) was developed by Seller or its Affiliates (other than the Company) independently of and without reference to the Confidential Information.

“Confidentiality Agreement” means the letter agreement dated September 15, 2016 between Outrigger Energy LLC and Buyer.

“Confidentiality Period” has the meaning provided such term in Section 5.10(d).

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of the Buyer General Partner or TRC (as applicable) who: (a) was a member of such Board of Directors on the Execution Date; or (b) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“Contract” means any agreement, lease, license or contract, or other legally binding commitment, whether written or oral.

“Contract Fees” means, for purposes of calculating Gross Margin with respect to a particular Earn-Out Contract and subject to Section 2.4(g), the applicable fees that are actually charged to the applicable customer pursuant to the Earn-Out Contract for Delivered Volumes pursuant to such Earn-Out Contract, as such fees may be adjusted from time to time pursuant to the terms of such Earn-Out Contract, provided that, with respect to each Earn-Out Contract listed on Schedule 1.1(g) the applicable Contract Fees shall be those fees set forth on Schedule 1.1(g). For the avoidance of doubt, the calculation of Contract Fees shall disregard any gains or losses resulting from fuel gas, lost-and-unaccounted for volumes of natural gas, plant processing recoveries, imbalances, changes in inventory, crude oil pipeline losses or any pass-through expenses not paid by producers, including but not limited to downstream pipeline capacity reservation charges and utility expenses. Additionally, for the avoidance of doubt, any additional payments, fee increases or other economic incentives accruing to Buyer, the Company or any of Buyer’s other Affiliates, as applicable, as a result of the implementation of arrangements to accommodate off-spec gas, including nitrogen, CO2 and/or H2S, under the Earn-Out Contracts, as a result of any Treating Fee Amendments, shall be for the sole benefit of Buyer, the Company or such other Affiliate of Buyer, as applicable, and shall not be included in Gross Margin or otherwise considered in determining the 2017 Earn-Out Payment Amount or the 2018 Earn-Out Payment Amount.

“Contract Percentage” has the meaning provided such term in Section 2.4(i)(ii).

“Delivered Volumes” means, with respect to any period of determination, the sum of wellhead volumes of crude oil (measured at LACT units or applicable delivery points in the applicable Earn-Out Contract) or volumes of natural gas (measured at wellhead meters or CDP receipt points or applicable delivery points in the applicable Earn-Out Contract) delivered to the Company or any of its Affiliates pursuant to the Earn-Out Contracts during such period.

“De Minimis Loss” has the meaning provided such term in Section 9.4(a).

“Determination Date” has the meaning provided such term in Section 2.3(d).

“Direct Claim” has the meaning provided such term in Section 9.5(d).

“Dollars” and “$” mean the lawful currency of the United States.

“Due Diligence Information” has the meaning provided such term in Section 5.19(d).

“Earn-Out Audit Notice” has the meaning provided such term in Section 2.4(d).

“Earn-Out Auditor” has the meaning provided such term in Section 2.4(d).

“Earn-Out Confidential Information” has the meaning provided such term in Section 2.4(b)(iv).

“Earn-Out Contract Non-Disclosure Restrictions” means the confidentiality and non-disclosure, and other similar restrictions contained in the applicable Earn-Out Contracts.

“Earn-Out Contracts” means (a) those Contracts listed on Schedule 1.1(e) (subject to the provisions of Section 2.4(g) and including, as applicable, any amendments thereto, but only if such amendments are both (i) entered into prior to February 28, 2017 and (ii) approved by Buyer to be designated as an Earn-Out Contract, and as required pursuant to Section 5.1, if applicable) and (b) each Identified In-Process Contract; provided, however, that Treating Fee Amendments (other than those included as Identified In-Process Contracts) shall not be Earn-Out Contracts.

“Earn-Out Period” means each of the 2017 Earn-Out Period and the 2018 Earn-Out Period.

“Earn-Out Statement” has the meaning provided such term in Section 2.4(c).

“Easements” has the meaning provided such term in Section 3.9(d).

“Employment Offers” has the meaning provided such term in Section 5.14(b).

“Environmental Law” means any and all Laws pertaining to or regulating pollution, environmental protection, worker health and safety, natural resource damages, a community’s right to know, waste management, the use, storage, generation, treatment, Release, remediation, removal, disposal, management or transport of a Hazardous Substance, as well as any associated judicial, regulatory, or administrative decision relating thereto and including, without limitation:

the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. Section 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901 et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. Section 2601 et seq.; the Clean Air Act, as amended, 42 U.S.C. Section 7401 et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1251 et seq.; the Safe Drinking Water Act of 1974, as amended, 42 U.S.C. Section 300f et seq.; the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. Section 651 et seq.; and any analogous state or local Laws, including, without limitation, the rules of the Texas Railroad Commission, 16 T.A.C. Part 1, Chapters 1-20, the Texas Commission on Environmental Quality, 30 T.A.C., and any regulations of either Governmental Authority promulgated pursuant thereto.

“Environmental Permits” means any federal, state, local, provincial, foreign, or other permit, license, approval, plan, variance, notice of intent, registration, identification number, consent, authorization, or exemption issued or required by any Governmental Authority under or in connection with any Environmental Laws and including any related application therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered a single employer with the Company under ERISA Section 4001(b) or part of the same “controlled group” as the Company or any of its Affiliates for purposes of Sections 414(b), (c), (m) or (o) of the Code; provided, however, that an ERISA Affiliate of Seller shall not include any Person that is not a member of a parent-subsidiary group of trades or businesses that includes Seller.

“Escrow Account” has the meaning provided such term in Section 9.9(a).

“Escrow Agent” means Citibank, N.A.

“Escrow Agreement” has the meaning provided such term in Section 7.2(k).

“Escrow Amount” has the meaning provided such term in Section 2.2(a).

“Escrow Funds” has the meaning provided such term in Section 9.9(a).

“Estimated Adjustment Amount” has the meaning provided such term in Section 2.3(a).

“Estimated Daily Volume” has the meaning provided such term in Section 2.4(f).

“Estimated Gross Margin Per Throughput Unit” has the meaning provided such term in Section 2.4(f).

“Estimated Month” has the meaning provided such term in Section 2.4(f).

“Estimated Restoration Cost” has the meaning provided such term in Section 5.12(a).

“Evaluation Material” has the meaning provided such term in Section 5.3(a).

“Excess Capital Expenditures” has the meaning provided such term in Section 8.2(b)(ii).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

“Execution Date” has the meaning provided such term in the Preamble.

“Final Adjustment Amount” has the meaning provided such term in Section 2.3(b).

“Field Business Employees” has the meaning provided such term in Section 3.11(b).

“Financial Statements” has the meaning provided such term in Section 3.7(a).

“Force Majeure Daily Gross Margin” means an amount equal to (a) the Gross Margin for the first full calendar month following the 2018 Earn-Out Period in which no Force Majeure Events occur, divided by (b) the number of days in such calendar month.

“Force Majeure Day” has the meaning provided such term in Section 2.4(f).

“Force Majeure Event” means an event of “Force Majeure” (which has the meaning ascribed to such term in the applicable Earn-Out Contract) that occurs (a) at the Company’s compressor stations or processing plants, (b) at the Company’s crude pumps or terminals, (c) in connection with the rupture of any pipeline or (d) on a third party transporter downstream of (a) (b) or (c), in which the Company is rendered unable for a period of time to perform an obligation or commitment set forth in the applicable Earn-Out Contract, and as a result thereof the Company provides the requisite notice related thereto and the Company’s obligations under the applicable Earn-Out Contract are suspended during such period of time.

“Force Majeure Earn-Out Amount” has the meaning provided such term in Section 2.4(f).

“Force Majeure Period” has the meaning provided such term in Section 2.4(f).

“Fraud” means an actual and intentional misrepresentation or omission of a material fact (excluding any assumption or matter based on projection of future events) which constitutes common law fraud. For the avoidance of doubt, “Fraud” expressly excludes constructive fraud, equitable fraud and promissory fraud.

“Fraud Claims” has the meaning provided such term in Section 9.4(a).

“Fundamental Representations and Warranties” means the representations and warranties contained in Sections 3.1 (Status of Seller and the Company), 3.2 (Authority; Enforceability), 3.3 (Ownership of Membership Interests; Capitalization), 3.12 (Taxes), Section 3.23 (Brokers’ Fees), 4.1 (Status of Buyer), 4.2 (Authorization; Enforceability), 4.5 (Brokers’ Fees), and 4.8 (Solvency).

“GAAP” means generally accepted accounting principles of the United States, consistently applied.

“Governmental Authority” means any court, governmental department, commission, council, board, agency, bureau or other instrumentality of the United States, any foreign jurisdiction, or any state, tribal, provincial, county, municipality or local governmental unit thereof, including any Taxing Authority.

“Governmental Authorization” means any franchise, permit (including, without limitation, any Environmental Permit), license, authorization, Order, certificate, registration, plan, exemption, variance, decree, agreement, right or other consent or approval granted by, or subject to approval by, any Governmental Authority.

“Gross Margin” means, with respect to any period of determination, (a) the product of (i) the Delivered Volumes during such period and (ii) the applicable Contract Fees (including, if applicable, those set forth on Schedule 1.1(g)) for such Delivered Volumes, disregarding any gains or losses resulting from fuel gas, lost-and-unaccounted for volumes of natural gas, plant processing recoveries, imbalances, changes in inventory, crude oil pipeline losses or any pass-through expenses not paid by producers, including but not limited to downstream pipeline capacity reservation charges and utility expenses, plus (b) the amount of any payments received by the Company or any of its Affiliates pursuant to any Earn-Out Contracts in respect of any minimum volume commitment obligations contained in such Earn-Out Contracts.

“Hazardous Substance” means any substance that is (a) listed, defined, or regulated as a “hazardous material,” “hazardous waste,” “solid waste,” “oil and gas waste,” “oil gas norm waste,” “hazardous substance,” “toxic substance,” “contaminant,” “air contaminant,” or “pollutant” or otherwise classified by a Governmental Authority as hazardous or toxic (including asbestos, polychlorinated biphenyls, any crude petroleum and its fractions or derivatives thereof when Released into the environment), (b) radioactive materials (including naturally occurring radioactive materials), or (c) any other substance otherwise regulated by a Governmental Authority because of its deleterious qualities in or pursuant to any Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any regulations promulgated thereunder.

“Identified In-Process Contract” means any gathering or similar Contract entered into by the Company with any crude oil or natural gas producer prior to March 1, 2017 for the delivery or processing of crude oil or natural gas; provided that such customer and the material terms of such proposed Contract are listed on Schedule 1.1(f) and such Contract, when entered into, (a) contains terms that are materially consistent with those set forth on Schedule 1.1(f) and (b) does not contain any other terms and conditions that are, or could reasonably be expected to be, materially adverse to Buyer, in each case as determined by Buyer in its reasonable discretion.

“Income Taxes” means any income, franchise and similar Taxes.

“Indebtedness” means all obligations of a Person for borrowed money, including (a) any obligation to reimburse any bank or other Person in respect of amounts paid or payable under any credit agreement, loan agreement, note or a standby letter of credit, (b) any capital lease obligations of such Person, obligations of such Person issued or assumed as the deferred purchase price of property (including earn-outs), any conditional sale obligations of such Person and all obligations of such Person under any title retention agreement, (c) any guaranties of such Person in connection with any of the foregoing, and (d) all fees, accrued and unpaid interest, premiums or penalties related to any of the foregoing.

“Indebtedness Amount” has the meaning provided such term in Exhibit A.

“Inspection Indemnitees” has the meaning provided such term in Section 5.3(c).

“Insurance Policies” has the meaning provided such term in Section 3.18.

“Intellectual Property” has the meaning provided such term in Section 3.21.

“Interim Financial Statements” has the meaning provided such term in Section 3.7(a)(ii).

“Joint Instruction Letter” has the meaning provided such term in Section 9.9(b)(i).

“Knowledge” means: (a) with respect to Seller, the actual knowledge, following reasonable investigation of and by the natural Persons identified on Schedule 1.1(b) as “Seller’s Persons with Knowledge” and (b) with respect to Buyer, the actual knowledge, following reasonable investigation of and by the natural Persons identified on Schedule 1.1(b) as “Buyer’s Persons with Knowledge.”

“Law” means all applicable common law and other laws (including Environmental Laws), statutes, rules, regulations, codes, treaties, ordinances, Governmental Authorizations, variances, assessments, Orders and licenses of a Governmental Authority having jurisdiction over the assets or the properties of any Party or its Affiliates and the operations thereof.

“Leased Real Property” has the meaning provided such term in Section 3.9(a).

“Legal Proceeding” means any judicial, civil, criminal, investigative, administrative or arbitral action, suit, hearing, inquiry, audit, investigation, notice of non-compliance or violation, or other proceeding (public or private) before or issued by any Governmental Authority or arbitrator.

“Liability” means any debt, duty, liability (including STRICT LIABILITY arising under Environmental Laws) or obligation of any nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, and regardless of when asserted), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP.

“Lien” means any lien, charge, pledge, option, mortgage, deed of trust, hypothecation, encumbrance, preferential right or security interest.

“Look Back Period” the meaning provided such term in Section 2.4(i)(ii).

“Loss” means any and all Claims, awards, judgments, losses, Liabilities, amounts paid in settlement, damages, fines, penalties, deficiencies, costs or expenses (including reasonable fees of attorneys). For all purposes in this Agreement, the term “Losses” will not include any Non-Reimbursable Damages.

“Loss Event” has the meaning provided such term in Section 5.12(a).

“Loss Event Notice” has the meaning provided such term in Section 5.12(a).

“Material Adverse Effect” means a change, effect, event, circumstance, development, condition or occurrence that, individually or in the aggregate with all other such changes, effects, events, circumstances, developments, conditions and occurrences, is, or would reasonably be expected to be, materially adverse to the assets, properties, business, financial condition or results of operations of the Company, taken as a whole, or prevents or materially delays the ability of Seller to consummate the transactions contemplated by this Agreement; provided, however, that in no event will any change, effect, event, circumstance, development, condition or occurrence that arises out of or results from any of the following be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect: (i) the execution, pendency or announcement of this Agreement and the transactions contemplated hereby (including any delay in connection with actions taken pursuant to Section 5.2(a) or any loss of, or adverse change in, the relationship of the Company with its respective customers, partners, employees, financing sources or suppliers caused by the pendency or announcement of the transactions contemplated by this Agreement), (ii) changes or conditions affecting the oil and gas industry (including changes in commodity prices, general market prices and regulatory changes affecting such industry generally and drilling, producing, gathering, processing, transportation, storing and marketing activity, costs or margins) generally, (iii) changes in general economic, capital markets, regulatory or political conditions in the United States or elsewhere (including interest rate fluctuations), (iv) changes in Law (exclusive, however, of any enforcement actions or Claims related to non-compliance or violations of Law), GAAP or regulatory accounting requirements or interpretations thereof, (v) fluctuations in currency exchange rates, (vi) acts of war, insurrection, sabotage or terrorism, the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any natural disasters, (vii) any act or omission to act by Seller or the Company expressly required by this Agreement or necessary to consummate the transactions contemplated hereby, or taken (or omitted to be taken) at the written request of Buyer (other than acts or omissions in the ordinary course of business consistent with past practice of Seller or the Company), or (viii) any failure of the Company to meet any budget, projections, forecasts or predictions of financial performance or estimates of revenue, earnings, cash flow or cash position, for any period (provided, that this clause (viii) shall not prevent a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in a Material Adverse Effect); provided, further, that any change, effect, event, circumstance, development, condition or occurrence referred to in the immediately preceding clauses (ii), (iii), (iv), (v) or (vi) will be taken into account for purposes of determining whether there has been a Material Adverse Effect to the extent such change, effect, event or occurrence adversely affects the Company in a disproportionately adverse manner relative to other companies operating in the industries in which the Company operates.

“Material Contract” has the meaning provided such term in Section 3.14(a).

“Member Indemnified Person” has the meaning provided such term in Section 5.17.

“Membership Interest Assignment” has the meaning provided such term in Section 7.2(a).

“Membership Interests” has the meaning provided such term in the Recitals.

“Multiemployer Plan” has the meaning provided such term in Section 3.15(b).

“Non-Compete Agreements” has the meaning provided such term in Section 7.4.

“Non-Reimbursable Damages” has the meaning provided such term in Section 9.6(c).

“ODM” means Outrigger Delaware Midstream, LLC.

“ODO MIPSA” means that certain Membership Interest Purchase and Sale Agreement by and between Buyer and ODM, dated as of the Execution Date, as may be amended from time to time.

“Order” means any order, judgment, injunction, award, decree, writ or other legally enforceable requirement handed down, adopted or imposed by, including any orders on consent or consent decree, settlement agreement or similar written agreement with, any Governmental Authority.

“Organizational Documents” means any charters, articles of incorporation, certificates of incorporation, certificates of formation, articles of association, bylaws, operating agreements, certificates of limited partnership, partnership agreements, limited liability company agreements, regulations, and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of any Person, including any amendments thereto.

“OSDO MIPSA” means that certain Membership Interest Purchase and Sale Agreement by and between Buyer and Outrigger, dated as of the Execution Date, as may be amended from time to time.

“Outrigger” means Outrigger Energy LLC.

“Owned Real Property” has the meaning provided such term in Section 3.9(a).

“Parties” has the meaning provided such term in the Preamble.

“Pay-Off Letters” has the meaning provided such term in Section 7.2(i).

“Permitted Liens” means (i) statutory Liens for Taxes not yet delinquent; (ii) mechanic’s, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business consistent with past practice for amounts not yet delinquent; (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over the Real Property and not violated by the current use and operation of the Real Property; (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting the use of or title to the Real Property (not relating to Indebtedness) or, with respect to any Owned Real Property and Leased Real Property, that would be disclosed by an inspection or accurate survey thereof, provided that, such matters do not materially and adversely affect the value of the applicable Real Property encumbered thereby, or materially and adversely interfere with the current operation of any Company Business located or operated thereon; (v) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (vi) Liens arising under any Real Property Lease or Easement in favor of the applicable landlord or grantor thereunder, provided that the Company is not delinquent in the payment or performance of the underlying obligation giving rise to such Lien or similar right; (vii) Liens which do not relate to or arise from the failure to pay money, Indebtedness or otherwise in the nature of a financing Lien), the existence of which have not and would not reasonably be expected to, individually or in the aggregate, materially impair the value or use of the applicable Company Asset; and (viii) those matters identified on Schedule 1.1(c).

“Person” means any natural person, corporation, limited partnership, general partnership, limited liability company, joint stock company, joint venture, association, company, estate, trust, bank trust company, land trust, business trust, or other organization, whether or not a legal entity, custodian, trustee-executor, administrator, nominee or entity in a representative capacity and any Governmental Authority.

“Plan” means each employee benefit plan, equity purchase, equity option, severance, retention, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan and each other employee benefit plan, agreement, program, policy or other arrangement sponsored, maintained or contributed to by Seller or any of its ERISA Affiliates.

“Post-Closing Statement” has the meaning provided such term in Section 2.3(b).

“Post-Closing Employment Liabilities” has the meaning provided such term in Section 5.14(c).

“Pre-Closing Employment Liabilities” has the meaning provided such term in Section 5.14(c).

“Pre-Closing Period” shall mean any Tax period ending on or before the Closing Date.

“Preliminary Settlement Statement” has the meaning provided such term in Section 2.3(a).

“Property Taxes” means ad valorem, property or similar Taxes (including any interest, fine, penalty or additions to tax imposed by any Taxing Authority in connection with such Taxes) based upon operation or ownership of the Company Assets.

“PTO Amounts” has the meaning provided such term in Section 5.14(b).

“Purchase Price” means the Base Consideration, plus the 2017 Earn-Out Payment Amount, plus the 2018 Earn-Out Payment Amount, plus the Estimated Adjustment Amount, as adjusted by the Final Adjustment Amount, plus any other amounts paid by Buyer to Seller pursuant to Section 2.4 (or due by Buyer to Seller pursuant to Section 2.4, but set off pursuant to Section 2.4(h)).

“Purchase Price Allocation” has the meaning provided such term in Section 2.5.

“Real Property” means collectively, the Easements, Owned Real Property and Leased Real Property.

“Real Property Leases” has the meaning provided such term in Section 3.9(a).

“Records” has the meaning provided such term in Section 5.15(a).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of Hazardous Substances into the indoor or outdoor areas, air (within buildings or otherwise), surface water, groundwater or land, including land surface or sub-surface.

“Releasing Person” has the meaning provided such term in Section 7.4.

“Remaining Cap” the meaning provided such term in Section 2.4(i)(ii).

“Repair” means to repair the damage, destruction or other casualty losses giving rise to a Casualty Loss such that the affected Company Assets are restored to substantially their condition immediately prior to the occurrence of such Casualty Loss.

“Replaced Gross Margin Amount” has the meaning provided such term in Section 2.4(f).

“Representatives” means a Person’s directors, managers, partners, officers, employees, duly authorized agents, or professional advisors (including attorneys, accountants, consultants, bankers, financial advisors and any representatives of such advisors).

“Responsible Officer” means, with respect to any Person, any vice-president or more senior officer of such Person.

“Restoration Cost” means (a) the aggregate cost required to Repair a Casualty Loss and (b) the replacement cost of the Company Asset subject to the Takings Loss.

“Restricted Area” means Dawson County, Howard County, Borden County and Martin County, Texas.

“Restricted Employees” has the meaning provided such term in Section 5.10(b).

“Restricted Persons” has the meaning provided such term in Section 7.4.

“Restricted Business” means (a) the business of gathering, transporting, processing, treating, storing and marketing of crude oil, natural gas, other hydrocarbons and related liquids, including water, within the Restricted Area, (b) any other business conducted by the Company within the Restricted Area over the 12 months prior to the Closing Date, and (c) any prospective business activities and opportunities being pursued or developed by the Company within the Restricted Area during the 12 months prior to the Closing Date.

“Schedule Supplement” has the meaning provided such term in Section 5.11.

“Schedules” means the schedules attached to this Agreement.

“Seller” has the meaning provided such term in the Preamble.

“Seller Affiliated Persons” has the meaning provided such term in Section 9.6(d).

“Seller Claims” has the meaning provided such term in Section 5.21(a).

“Seller Group” has the meaning provided such term in Section 5.21(a).

“Seller Insurance Policies” has the meaning provided such term in Section 5.16(a).

“Seller Released Claims” has the meaning provided such term in Section 5.20(a)

“Seller Required Governmental Authorizations” has the meaning provided such term in Section 3.5(a).

“Seller Taxes” means (a) any and all Taxes (i) imposed on the Company for any Pre-Closing Period and for the portion of any Straddle Period ending on the Closing Date (determined in accordance with Section 5.7(c)), (ii) of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor) is or was a member on or prior to the Closing Date, and (iii) of any Person (other than the Company) imposed on the Company as a transferee or successor, by Contract or pursuant to any law, rule or regulation, which relate to an event or transaction occurring before the Closing, and (b) fifty percent (50%) of any Transfer Taxes as provided in Section 5.6; provided, that Seller Taxes will not include any Taxes that (x) are taken into account in the final determination of the Working Capital Adjustment in the Adjustment Amount or (y) result from any action (or inaction) taken (or not taken) by, or at the direction of, Buyer.

“Sold Earn-Out Contract” has the meaning provided such term in Section 2.4(i)(ii).

“Sold Earn-Out Contract Payment” has the meaning provided such term in Section 2.4(i).

“Straddle Period” shall mean any taxable period beginning on or before and ending after the Closing Date.

“Subsequent Payment” has the meaning provided such term in Section 2.2(b).

“Subsidiary” means, with respect to any specified Person: (a) any corporation, association or other business entity (other than a partnership or limited liability company) of which more than 50% of the total voting power of the Voting Stock is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and (b) any partnership (whether general or limited) or limited liability company (i) the sole general partner or member of which is such Person or a Subsidiary of such Person, or (ii) if there is more than a single general partner or member, either (A) the only managing general partners or managing members of which are such Person or one or more Subsidiaries of such Person (or any combination thereof) or (B) such Person owns or controls, directly or indirectly, a majority of the outstanding general partner interests, member interests or other Voting Stock of such partnership or limited liability company, respectively.

“Takings Loss” has the meaning provided such term in Section 5.12(a).

“Tax Proceeding” has the meaning provided such term in Section 5.8.

“Tax Representations” has the meaning provided such term in Section 9.1.

“Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxes” means any taxes and similar assessments imposed by any Taxing Authority, including income, profits, gross receipts, net proceeds, alternative or add-on minimum, ad valorem, value added, sales, use, real property, personal property (tangible and intangible), environmental, stamp, leasing, lease, user, excise, duty, franchise, transfer, registration, withholding, social security (or similar), unemployment, disability, payroll, employment, occupational, premium, severance, escheat or unclaimed property, actual or estimated, or other similar charge, including any interest, penalty, or addition thereto.

“Taxing Authority” means, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.

“Termination Date” means the date that is 60 calendar days after the Execution Date; provided, however, that if the applicable waiting periods (and any extensions thereof) under the HSR Act have not expired or otherwise been terminated on or prior to such date, then the Termination Date will automatically be extended by an additional 90 calendar days.

“Total Earn-Out Cap” means $935,000,000; provided, however, that if the transactions contemplated by (a) the ODO MIPSA do not close, this amount shall be reduced by $589,875,000 and (b) the OSDO MIPSA do not close, this amount shall be reduced by $125,125,000.

“Total Gross Margin” the meaning provided such term in Section 2.4(i)(ii).

“Transaction Documents” means this Agreement, the Escrow Agreement, the Membership Interest Assignment, the Confidentiality Agreement, the Transition Services Agreement, the Closing Releases, the Non-Compete Agreements and any other agreement, certificate or document that is required to be executed to consummate the transactions contemplated hereby or thereby.

“Transaction Expenses” has the meaning provided such term in Exhibit A.

“Transfer Taxes” has the meaning provided such term in Section 5.6.

“Transition Services Agreement” has the meaning provided such term in Section 7.2(c).

“TRC” means Targa Resources Corp., a Delaware corporation.

“Treasury Regulation” shall mean the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provision of the Code. All references herein to sections of the Treasury Regulations shall include any corresponding provision or provisions of succeeding, similar, substitute, temporary or final Treasury Regulations.

“Treating Fee Amendments” means amendments made to Earn-Out Contracts or other arrangements that contain any additional payments, fee increases or other economic incentives, as a result of the implementation of arrangements to accommodate off-spec gas, including nitrogen, CO2 and/or H2S, other than such amendments that are Identified In-Process Contracts.

“Unreached ODO/OSDO Cap” means an amount equal to the difference between (a) $715,000,000 and (b) the aggregate of all amounts paid or due and payable by Buyer (i) to ODM pursuant to Sections 2.4 of the ODO MIPSA (or due by Buyer, but set off pursuant to Section 2.4(h) of the ODO MIPSA), or (ii) to Outrigger pursuant to Section 2.4 of the OSDO MIPSA (or due by Buyer, but set off pursuant to Section 2.4(h) of the OSDO MIPSA), provided, that such difference may be capped, in Seller’s sole discretion, in accordance with Section 2.4(k).

“Unresolved Claims” has the meaning provided such term in Section 2.4(h).

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors of such Person.

“Warranty Breach” has the meaning provided such term in Section 9.2(a).

“Wood Group Agreements” has the meaning provided such term in Section 5.14(d).

“Working Capital Adjustment” has the meaning provided in Exhibit A.

ARTICLE 2.

PURCHASE AND SALE; PURCHASE PRICE; CLOSING; ADJUSTMENTS TO PURCHASE PRICE

Section 2.1. Purchase and Sale of the Membership Interests. Upon the terms and subject to the conditions contained in this Agreement, at the Closing, (a) Seller will sell, assign, transfer, convey and deliver to Buyer’s Designated Affiliate, and (b) Buyer will purchase on behalf of Buyer’s Designated Affiliate, and Buyer’s Designated Affiliate will accept from Seller, the Membership Interests, free and clear of all Liens, other than any restrictions on transfer under applicable securities Laws.

Section 2.2. Purchase Price

(a) Closing Payments. Subject to the other terms and conditions of this Agreement, as consideration for the sale, assignment, transfer and conveyance of the Membership Interests, at Closing, Buyer will pay Seller, by wire transfer of immediately available funds in accordance with the wire transfer instructions set forth on Schedule 2.3(f), an amount in cash equal to the following (the “Closing Amount”): (i) $180,000,000 (the “Base Consideration”), plus (ii) the Estimated Adjustment Amount, minus (iii) $18,000,000 (the “Escrow Amount”), minus (iv) the Subsequent Payment (as defined below). At Closing, Buyer shall also pay the Indebtedness Amount included in the calculation of the Estimated Adjustment Amount, in such amounts and to such accounts, and as set forth in the Pay-Off Letters.

(b) Post-Closing Payments. Subject to the other terms and conditions of this Agreement, including Section 2.3(e), as consideration for the sale, assignment, transfer and conveyance of the Membership Interests, on or prior to the 90th day following the Closing Date, Buyer will pay (i) to Seller by wire transfer of immediately available funds in accordance with the wire transfer instructions set forth on Schedule 2.3(f), an amount in cash equal to $12,000,000 (the “Subsequent Payment”) and (ii) to the Escrow Agent an amount in cash equal to the Escrow Amount, which amount will be distributed by the Escrow Agent in accordance with the terms of the Escrow Agreement and Section 9.9, respectively.

Section 2.3. Estimated Adjustment Amount and Post-Closing Final Adjustment Amount.

(a) Not later than 3 Business Days prior to the Closing Date, Seller will prepare and deliver to Buyer a preliminary settlement statement (the “Preliminary Settlement Statement”), which shall include a calculation and good faith estimate of the Adjustment Amount prepared in accordance with the principles set forth on Exhibit A (such estimated amount, the “Estimated Adjustment Amount”), together with a reasonably detailed explanation and supporting detail of the calculation thereof. If Buyer disputes any amounts or adjustments set forth in the Preliminary Settlement Statement, Buyer and Seller will reasonably negotiate in good faith to resolve any such dispute by the Closing Date. If the Parties cannot resolve the dispute by the Closing Date, then the Estimated Adjustment Amount initially proposed by Seller, or such other amount as the Parties may mutually agree, will be used for purposes of calculating the Closing Amount. Pursuant to Section 2.2(a), the Estimated Adjustment Amount is included in the calculation of the Closing Amount.

(b) Not later than the 90th day following the Closing Date, Buyer will prepare and deliver to Seller a statement (the “Post-Closing Statement”) setting forth the calculation of the final Adjustment Amount (the “Final Adjustment Amount”), together with a reasonably detailed explanation and supporting detail of the calculation thereof. Buyer will provide to Seller such additional data and information as Seller may reasonably request to verify the amounts reflected on the Post-Closing Statement. Not later than the 30th day following receipt of the Post-Closing Statement hereunder, Seller may deliver to Buyer a written notice (an “Adjustment Notice”) containing any changes Seller proposes to be made in the Post-Closing Statement. If Seller does not deliver to Buyer an Adjustment Notice within such 30 day period, then Seller will be deemed to have irrevocably accepted and agreed to all items in the Post-Closing Statement. If Seller does timely deliver to Buyer an Adjustment Notice, then Seller will be deemed to have accepted and agreed to all items in the Post-Closing Statement, other than such matters that are specifically disputed with reasonable supporting explanation in such Adjustment Notice. The Parties will negotiate in good faith to agree on the Final Adjustment Amount no later than 30 days after delivery of any Adjustment Notice in accordance with the foregoing.

(c) If an Adjustment Notice is timely delivered to Buyer in accordance with Section 2.3(b) and the Final Adjustment Amount is mutually agreed upon in writing by Seller and Buyer during such 30 day period, then the Final Adjustment Amount as so agreed will be considered conclusive and binding on the Parties.

(d) If an Adjustment Notice is timely delivered to Buyer in accordance with Section 2.3(b) and the Final Adjustment Amount is not mutually agreed upon by Seller and Buyer during such 30 day period, then KPMG LLP (the “Accountant”) will be engaged by the Parties to resolve any disagreements. If such accounting firm does not agree to serve as the Accountant within 10 days after written request from the Parties to serve, then the Parties will mutually select and engage an alternative internationally recognized accounting firm, or if the Parties are unable to agree upon such firm or such firm declines to serve as the Accountant, then either Party may request that the American Arbitration Association select the Accountant, and the Parties will engage such Accountant. In connection with the engagement of the Accountant, each Party will execute such engagement, indemnity and other agreements as the Accountant and the American Arbitration Association may reasonably require as a condition to such engagement. The Accountant will determine as promptly as practicable, but in any event within 30 days after the selection of the Accountant, based solely on (A) a written submission provided by each of Buyer and Seller to the Accountant within 10 days following the Accountant’s selection (and without independent investigation on the part of the Accountant) and (B) the terms and provisions of this Agreement, whether the Post-Closing Statement requires adjustment. In resolving such dispute, the Accountant will act as an expert and not an arbitrator and will resolve such dispute by selecting either the position submitted by Seller or the position submitted by Buyer, in either case, to the Accountant pursuant to this Section 2.3(d). The Accountant may not award damages or penalties. Each Party will bear its own legal fees and other costs of presenting its case to the Accountant. The fees and expenses of the Accountant and the American Arbitration Association incurred in resolving such disputed matters shall be paid by the Party whose position is not selected by the Accountant in accordance with this Section 2.3(d). The determination of the Accountant with respect to such dispute will be final, conclusive and binding on the Parties. The date on which the Final Adjustment Amount is finally determined in accordance with Section 2.3 is referred to as the “Determination Date.”

(e) Any difference between (i) the Estimated Adjustment Amount used to calculate the Closing Amount and (ii) the Final Adjustment Amount as determined on the Determination Date will be paid by the owing Party to the owed Party within 5 Business Days of the Determination Date by way of wire transfer of immediately available funds in accordance with Section 2.3(f). For example, if the Final Adjustment Amount is greater than the Estimated Adjustment Amount, then Buyer (as the owing Party) will pay to Seller the difference in Dollars between the Final Adjustment Amount and the Estimated Adjustment Amount, and if the Final Adjustment Amount is less than the Estimated Adjustment Amount, then Seller (as the owing Party) will pay to Buyer the difference in Dollars between the Estimated Adjustment Amount and the Final Adjustment Amount. Buyer, at its option, on written notice to Seller, shall be permitted to set off any amounts Seller is required to pay to Buyer pursuant to this Section 2.3(e) against the Subsequent Payment.

(f) All payments made, or to be made, under this Agreement by one Party to the other Party will be made by electronic transfer of immediately available funds to the receiving Party’s account set forth on Schedule 2.3(f), or to such other bank and account as may be specified by the receiving Party in writing to the paying Party.

Section 2.4. Earn-Out.

(a) As part of the consideration for the Membership Interests, upon the terms and subject to the conditions of this Section 2.4, in addition to the Base Consideration, Buyer shall make the following additional payments, if applicable, to Seller by wire transfer of immediately available funds in accordance with the wire instructions set forth on Schedule 2.3(f) (or such other instructions as may be delivered by Seller to Buyer prior to any such payment):

(i) 2017 Earn-Out Payment. Subject to Section 2.4(h), as promptly as practicable following the calculation thereof, but in no event later than May 15, 2018, Buyer shall make an additional cash payment to Seller equal to the 2017 Earn-Out Payment Amount, if applicable.

(ii) 2018 Earn-Out Payment. Subject to Section 2.4(h), as promptly as practicable following the calculation thereof, but in no event later than May 15, 2019, Buyer shall make an additional cash payment to Seller equal to the 2018 Earn-Out Payment Amount, if applicable.

(b) Information Rights.

(i) No later than 30 days after the end of each calendar month during the Earn-Out Period, Buyer shall provide Seller with a report setting forth the following, if and to the extent permitted by the Earn-Out Contract Non-Disclosure Restrictions: (A) the Delivered Volumes under each Earn-Out Contract during such month, (B) the aggregate Delivered Volumes under the Earn-Out Contracts during such month, (C) the calculation of the Gross Margin under each Earn-Out Contract with respect to such month, (D) the calculation of the aggregate Gross Margin under the Earn-Out Contracts with respect to such month, (E) the calculation of the Gross Margin under each Earn-Out Contract for such Earn-Out Period as of the end of such month, (F) the calculation of the aggregate Gross Margin under the Earn-Out Contracts for such Earn-Out Period as of the end of such month, (G) the number of wells connected under each Earn-Out Contract during such month, (H) the number of wells then-forecasted to be connected under each Earn-Out Contract, (I) a description of each Force Majeure Event commencing or continuing during such month, the date that such Force Majeure Event commenced, the duration of such Force Majeure Event and, to the extent such Force Majeure Event ended during such month, the date that such Force Majeure Event ended and (J) such additional information as the Parties shall mutually agree as to be included in such monthly report, in each case, subject to the Earn-Out Contract Non-Disclosure Restrictions; provided, that such information may be aggregated, as necessary, to ensure compliance by Buyer with any Earn-Out Contract Non-Disclosure Restrictions and such aggregated information shall thereafter be provided to Seller in accordance with the foregoing.

(ii) Subject to the Earn-Out Contract Non-Disclosure Restrictions, Buyer shall make its representatives reasonably available during normal business hours to discuss (A) Buyer’s calculation of the Gross Margin with respect to the 2017 Earn-Out Payment Amount or 2018 Earn-Out Payment Amount, as applicable, or (B) such other matters regarding the subject matter of this Section 2.4 as Seller may reasonably request.

(iii) Notwithstanding anything to the contrary set forth in this Agreement, Buyer, its Affiliates and their Representatives shall not be required to disclose or provide any information to Seller, its Affiliates and their Representatives if disclosing or providing such information is prohibited by the Earn-Out Contract Non-Disclosure Restrictions.

(iv) From and after the Closing Date, Seller shall hold in confidence and not disclose to any Person, the Earn-Out Confidential Information; provided, however, Seller may disclose the Earn-Out Confidential Information or portions thereof to its Representatives who need to know such information for the purpose of reviewing, determining, and if necessary, resolving any dispute relating to the calculations pursuant to this Section 2.4. The Earn-Out Confidential Information available to Seller shall be used by Seller and/or its Representatives solely for the purpose of reviewing the calculations pursuant to this Section 2.4 and not for any other purpose. Seller shall inform all of its Representatives of the terms of this Agreement, shall obtain the agreement of its Representatives to be bound by the terms hereof and shall be responsible for any breach of the terms of this Section 2.4 by it or its Representatives. If Seller or its Representatives are requested or compelled to disclose any Earn-Out Confidential Information by judicial or administrative process, by any Governmental Authority or by other requirements of Law, Seller shall promptly notify Buyer in writing and shall disclose only that portion of such Earn-Out Confidential Information that Seller is advised by its counsel that it is legally required to disclose; provided that Seller shall cooperate with Buyer, at Buyer’s expense, to permit Buyer to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded Earn-Out Confidential Information. For purposes of this Agreement “Earn-Out Confidential Information” means all information provided by Buyer, its Affiliates or their Representatives to Seller, its Affiliates and their Representatives, after Closing, arising out of or relating to the Earn-Out Contracts or this Section 2.4, in whatever form (whether oral, documentary, computer storage, or other); provided, however, that Earn-Out Confidential Information shall not include any information, knowledge and/or data that (A) is generally known in the industry, sector or trades in which the Company operates other than as a result of disclosure by Seller or its Affiliates in breach of this Agreement, (B) has come into the possession of Seller or its Affiliates from a third party

(which for purposes of clarity, is not the Company), who is not known by Seller or its Affiliates (as applicable), after due inquiry, to be under any obligation to Buyer or the Company to maintain the confidentiality of such information, or (C) was developed by Seller or its Affiliates (other than the Company) independently of and without reference to the Earn-Out Confidential Information.

(c) Delivery of Earn-Out Statements. Subject to the Earn-Out Contract Non-Disclosure Restrictions, prior to or contemporaneously with the payment of each of the 2017 Earn-Out Payment Amount and the 2018 Earn-Out Payment Amount, Buyer shall deliver to Seller a written statement setting forth in reasonable detail its calculation of the 2017 Earn-Out Payment Amount and 2018 Earn-Out Payment Amount, as applicable (each an “Earn-Out Statement”), together with reasonable supporting documentation thereof.

(d) Audit Rights. Seller may deliver a written notice to Buyer requesting an audit of the 2017 Earn-Out Payment Amount and/or the 2018 Earn-Out Payment Amount, but no more than once with respect to each Earn-Out Period (“Earn-Out Audit Notice”), which Earn-Out Audit Notice must be made within 30 days after the delivery of the applicable Earn-Out Statement. If Seller does not deliver to Buyer an Earn-Out Audit Notice within such 30 day period, then Seller will be deemed to have irrevocably accepted and agreed to the 2017 Earn-Out Payment Amount or 2018 Earn-Out Payment Amount, as applicable; provided that, if a Force Majeure Event occurs during the 2018 Earn-Out Period and the Force Majeure Earn-Out Amount has not been paid to Seller on or prior to the date on which the Earn-Out Statement for the 2018 Earn-Out Period is delivered to Seller, then Seller’s right to request an audit pursuant to this Section 2.4(d) shall be extended until 30 days after the Force Majeure Earn-Out Amount is paid to Seller. For the avoidance of doubt, if Seller does not exercise its right to audit either the 2017 Earn-Out Payment Amount or the 2018 Earn-Out Payment Amount within the time periods set forth in the foregoing sentences of this Section 2.4(d), the 2017 Earn-Out Payment Amount or the 2018 Earn-Out Payment Amount (as applicable) shall be final and conclusive for all purposes; except, with respect to the 2018 Earn-Out Payment Amount, to the extent the 2018 Earn-Out Payment Amount is otherwise subject to increase in respect of any Unreached ODO/OSDO Cap amount. If Seller delivers an Earn-Out Audit Notice within the time periods set forth in the foregoing sentences of this Section 2.4(d), then Buyer will cause the Company to hire KPMG (or if KPMG is conflicted or otherwise unwilling to serve, another auditor mutually agreed by Buyer and Seller) (the “Earn-Out Auditor”) to audit the calculation of any payments made with respect to such Earn-Out Period pursuant to an engagement letter containing such terms and conditions (including as to the scope of such audit) as may be reasonably requested to enable the Earn-Out Auditor to audit the calculation of such payments, as mutually agreed by Buyer and Seller; provided that (i) the scope of such audit shall be limited to a review by the Earn-Out Auditor of (A) the calculation of the 2017 Earn-Out Payment Amount or 2018 Earn-Out Payment Amount (as applicable), (B) the Earn-Out Contracts, (C) this Agreement and (D) the information required to be provided to the Earn-Out Auditor pursuant to Section 2.4(e)(v) upon which the 2017 Earn-Out Payment Amount or 2018 Earn-Out Payment Amount (as applicable) is based and (ii) the Earn-Out Auditor must agree to comply with the Earn-Out Contract Non-Disclosure Restrictions. Within 3 Business Days of Buyer’s receipt of the final results of such audit, Buyer shall provide a copy of such final results to Seller, provided that, for the avoidance of doubt, the results of such audit shall be provided in a format and aggregated, as necessary, to ensure compliance by Buyer and the Earn-Out Auditor with any Earn-Out Contract Non-Disclosure Restrictions. The final results of the Earn-Out Auditor will be final, conclusive and binding on the Parties. If it is determined as a result of or in connection with such audit that the actual amount of such payments should have been greater than the amounts previously paid by Buyer with respect to such Earn-Out Period, then Buyer will promptly, but in any event within 5 Business Days, pay such difference to Seller, and in the event that it is determined as a result of or in connection with such audit that the actual amount of such payments should have been less than the amounts previously paid by Buyer with respect to such Earn-Out Period, then Seller will promptly, but in any event within 5 Business Days, reimburse Buyer for such difference; provided, however, Buyer, at its option, shall also be permitted to set off such amounts pursuant to Section 2.4(h) or obtain payment from the Escrow Account. Seller agrees that it shall reimburse Buyer for 50% of the fees and expenses of the Earn-Out Auditor.

(e) Covenants of Buyer. Commencing on the Closing Date and through the end of the Earn-Out Period, Buyer covenants as follows:

(i) Buyer will, and will cause the Company and Buyer’s other Affiliates to, operate the Company Business in the ordinary course of business consistent with Buyer’s past practice (and, for the avoidance of doubt, without regard to the impact of any such operations in the ordinary course of business consistent with Buyer’s past practice on the 2017 Earn-Out Payment Amount or the 2018 Earn-Out Payment Amount);

(ii) Buyer will not, and will cause the Company and Buyer’s other Affiliates not to, intentionally take or fail to take any action for the purpose of reducing the 2017 Earn-Out Payment Amount or the 2018 Earn-Out Payment Amount;

(iii) Buyer will, and will cause the Company and Buyer’s other Affiliates to, use commercially reasonable efforts to timely connect wells so that the Company is not in default under any of the Earn-Out Contracts;

(iv) Buyer will not, and will cause the Company and Buyer’s other Affiliates not to, intentionally amend any Earn-Out Contract for the purpose of reducing the 2017 Earn-Out Payment Amount or the 2018 Earn-Out Payment Amount;

(v) Buyer will, and will cause the Company and Buyer’s other Affiliates to, provide the Earn-Out Auditor (A) the Earn-Out Contracts upon which the calculation of the 2017 Earn-Out Payment Amount or 2018 Earn-Out Payment Amount (as applicable) is based, (B) the producer settlement statements upon which the calculation of the 2017 Earn-Out Payment Amount or 2018 Earn-Out Payment Amount (as applicable) is based, (C) the information set forth in Section 2.4(b)(i)(A)-(J), (D) any information used by Buyer in respect of the calculations set forth in Section 2.4(f) (Force Majeure Adjustment), Section 2.4(h) (Right of Setoff) and Section 2.4(i) (Acceleration) of this Agreement, and (E) any other information upon which the calculation of the 2017 Earn-Out Payment Amount or 2018 Earn-Out Payment Amount (as applicable) is based and which the Earn-Out Auditor reasonably requests.

(vi) From Closing until the date on which any audit related to the 2018 Earn-Out Payment is completed, Buyer will, and will cause the Company and Buyer’s other Affiliates to, maintain adequate records of the Company and the Company Assets and maintain copies of the documents relating to the information set forth in Section 2.4(e)(v), in each case so that the Earn-Out Auditor can audit Buyer’s calculation of the 2017 Earn-Out Payment Amount or the 2018 Earn-Out Payment Amount, as applicable, in accordance with Section 2.4(d);

(vii) Buyer will, and will cause the Company and Buyer’s other Affiliates to, use commercially reasonable efforts, consistent with Buyer’s past practice, to ensure that there is sufficient capacity to perform the Company’s obligations pursuant to the Earn-Out Contracts;

(viii) Buyer will, and will cause the Company and Buyer’s other Affiliates to, use commercially reasonable efforts to accommodate off-spec gas, including nitrogen, CO2 and/or H2S, consistent with Buyer’s past practice and in accordance with the specifications and terms set forth in the applicable Earn-Out Contracts, and, notwithstanding the foregoing, Buyer will, and will cause the Company and Buyer’s other Affiliates to, use commercially reasonable efforts consistent with Buyer’s past practice to seek alternative solutions with customers under the Earn-Out Contracts to accommodate such off-spec gas, provided that such alternative arrangements are not, as determined by Buyer in its reasonable discretion, uneconomic to Buyer (disregarding, for the purposes of such determination, Buyer’s obligation to pay the 2017 Earn-Out Payment Amount and the 2018 Earn-Out Payment Amount), and, for the avoidance of doubt, any such additional payments, fee increases or other economic incentives accruing to Buyer, the Company or any of Buyer’s other Affiliates, as applicable, as a result of the implementation of such arrangements to accommodate off-spec gas, including nitrogen, CO2 and/or H2S, under any Treating Fee Amendments shall be for the sole benefit of Buyer, the Company or such other Affiliate of Buyer, as applicable, and shall not be included in Gross Margin or otherwise considered in determining the 2017 Earn-Out Payment Amount or the 2018 Earn-Out Payment Amount;

(ix) subject to the Earn-Out Contract Non-Disclosure Restrictions, Buyer will provide Seller with notice of any amendments to any Earn-Out Contracts that impact the applicable Contract Fees or that might otherwise impact the calculation of the 2017 Earn-Out Payment Amount or the 2018 Earn-Out Payment Amount, promptly upon adoption thereof, together with a copy of each such amendment; and

(x) if the Company enters into any Contract described on Schedule 1.1(f) after the Closing Date, but prior to February 28, 2017, then within 5 Business Days following the entry by the Company into such Contract, Buyer shall provide written notice to Seller as to whether such Contract shall constitute an Identified In-Process Contract in accordance with the definition of such term.

(f) Force Majeure Adjustment. If, during the 2018 Earn-Out Period, there occurs one or more Force Majeure Events pursuant to any Earn-Out Contract, in each case, lasting 10 days or more (each such period of a Force Majeure Event, a “Force Majeure

Period” and each day during the Force Majeure Period, a “Force Majeure Day”), then for purposes of calculating the 2018 Earn-Out Payment Amount, the Gross Margin with respect to the 2018 Earn-Out Period, shall be increased by an amount equal to the product of the number of Force Majeure Days in such Force Majeure Period and the Force Majeure Daily Gross Margin (the “Force Majeure Earn-Out Amount”); provided, however, that the Force Majeure Earn-Out Amount is in lieu of the Gross Margin during the Force Majeure Period and thus the Replaced Gross Margin Amount shall be subtracted from the Gross Margin with respect to the 2018 Earn-Out Period. Notwithstanding anything contained herein to the contrary, to the extent that the Force Majeure Daily Gross Margin has not been determined prior to May 15, 2019, Buyer shall, nonetheless, make a payment to Seller pursuant to Section 2.4(a)(ii) in respect of the 2018 Earn-Out Period based on the actual Gross Margin during the 2018 Earn-Out Period and shall thereafter, promptly, but in any event within 5 Business Days, following the determination of the Force Majeure Daily Gross Margin make an additional payment to Seller in an amount equal to the Force Majeure Earn-Out Amount, less the Replaced Gross Margin Amount. For purposes of this Agreement: (a) the “Replaced Gross Margin Amount” means (i) during any full calendar month comprising a portion of the Force Majeure Period, the actual Gross Margin during such full calendar month during a Force Majeure Period, if any and (ii) during a partial calendar month comprising a portion of the Force Majeure Period, the Partial Month Replaced Gross Margin for such partial month, (b) the “Partial Month Replaced Gross Margin” means (i) the Estimated Gross Margin Per Throughput Unit multiplied by (ii) the Estimated Daily Volume multiplied by (iii) the number of Force Majeure Days in such partial calendar month, (c) “Estimated Gross Margin Per Throughput Unit” means (i) the actual Gross Margin during the full calendar month in which such partial calendar month during the Force Majeure Period occurs (the “Estimated Month”) divided by (ii) the Delivered Volumes in the Estimated Month and (d) the “Estimated Daily Volume” means the Delivered Volumes during the Estimated Month divided by the number of days in the Estimated Month.

(g) Amendments to Earn-Out Contracts.

(i) Notwithstanding anything contained herein to the contrary, if any Earn-Out Contract is amended at any time after the Closing Date, the original terms (including as to fees, the permitted time for making well connections, the requirements for determining which wells the Company is obligated to connect, etc.) as set forth in such Earn-Out Contract as of the Closing Date will be the contract terms used for calculating the Gross Margin with respect to each Earn-Out Period, provided that, subject to the Earn-Out Contract Non-Disclosure Restrictions, Buyer shall provide prompt written notice to Seller following the adoption of any amendment (effective during the Earn-Out Period) to any Earn-Out Contract in connection with the dedication of any additional acreage or release of any acreage by any customer that is party to any such Earn-Out Contract and, if the Contract Fees in such Earn-Out Contract are amended pursuant to or in connection with such amendment, then Seller shall have the option to elect (such election to be made within 30 days of Seller receiving Buyer’s notice of such amendment and the information requested by Seller pursuant to the next sentence) for the Gross Margin with respect to such Earn-Out Contract and with respect to the period following the adoption of such amendment to be calculated based on either (A) the terms of such Earn-Out Contract as amended, including at such revised Contract Fees but also including Delivered Volumes from any wells on such additional acreage (whether such additional acreage is dedicated pursuant to such amended Earn-Out Contact or a new Contract, with any such new Contract thereafter being deemed to be an Earn-Out Contract for all purposes), or (B) the terms of such Earn-Out Contract as in effect as of the Closing Date (which will not include the additional acreage), and such new Contract will not be a new Earn-Out Contract. Subject to the Earn-Out Contract Non-Disclosure Restrictions, Buyer will provide Seller with all information available and reasonably requested by Seller in order to enable Seller to determine which terms it will elect to apply from and after the date of the adoption of any such amendment.

(ii) Notwithstanding anything contained herein to the contrary, if, at any time following the Closing but prior to the end of the Earn-Out Period, any acreage that is dedicated to the Company Assets pursuant to any Earn-Out Contract is released and new acreage is dedicated in a related transaction (such an occurrence, an “Acreage Swap”), whether pursuant to an existing Earn-Out Contract or pursuant to a new Contract with the applicable customer, then, from and after the later of the effective date of such Acreage Swap or the execution date of such Earn-Out Contract amendment or new Contract (the “Swap Date”), such new acreage shall be treated as the original acreage under the applicable Earn-Out Contract for purposes of determining the Delivered Volumes and calculating the Gross Margin with respect to such Earn-Out Contract, and such new treatment will only occur from and after the Swap Date with respect to the Gross Margin calculation.

(iii) If an Earn-Out Contract is amended in a manner adverse to the Company, as determined by Buyer in its reasonable discretion, after the Execution Date but prior to the Closing Date, without the consent of Buyer as provided in Section 5.1, such Earn-Out Contract shall cease to be an Earn-Out Contract effective as of the Closing Date.

(h) Right of Setoff. Buyer shall have the right to set off against the 2017 Earn-Out Payment Amount, the 2018 Earn-Out Payment Amount, the Change of Control Amount, and any Sold Earn-Out Contract Payments, as applicable, otherwise payable by Buyer to Seller under this Section 2.4, (i) any amounts that are due and payable to Buyer pursuant to this Agreement, including pursuant to Section 2.3, Section 2.4(d) and Article 9 and (ii) the reasonable estimated amount, as determined by Buyer, of any good faith Claims for indemnification arising pursuant to Article 9 of this Agreement and which have been presented to Seller in accordance with Article 9 thereof and remain unresolved or unpaid by Seller (“Unresolved Claims”). If Buyer intends to make such a set off, Buyer shall give written notice to Seller of its intent to make such a set off, on or prior to the date the applicable 2017 Earn-Out Payment Amount, the 2018 Earn-Out Payment Amount, the Change of Control Amount, or Sold Earn-Out Contract Payment is due. If it is subsequently and finally determined that a portion of the amount set off for an Unresolved Claim was not owed to Buyer pursuant to Article 9, Buyer shall within 5 Business Days pay such amount to Seller plus interest at a rate of 10% per annum, which shall accrue daily from the date that the 2017 Earn-Out Payment Amount or 2018 Earn-Out Payment Amount, the Change of Control Amount, or Sold Earn-Out Contract Payment, as applicable, from which such amount was set off was due; provided, any interest paid pursuant to the previous clause shall not be deemed to constitute any part of the 2017 Earn-Out Payment Amount, the 2018 Earn-Out Payment Amount, the Change of Control Amount, or any Sold Earn-Out Contract Payment, as applicable, and shall not be considered for purposes of determining whether the Total Earn-Out Cap has been attained.

(i) Acceleration.

(i) Following a Buyer Change of Control Transaction, the provisions of this Section 2.4 shall remain in full force and effect and shall become the obligations of the acquiror or successor to Buyer in such Buyer Change of Control Transaction, and in the case of a Buyer Change of Control Transaction described in clauses (a) and (b) of the definition of Buyer Change of Control Transaction, Buyer shall cause such acquiror or successor to agree that such acquiror or successor shall thereafter be obligated to comply with the provisions of this Section 2.4 in lieu of Buyer and that Seller shall be a third party beneficiary of such agreement. Contemporaneously with the consummation of such Buyer Change of Control Transaction, Buyer will pay to Seller or will cause to be paid to Seller, by wire transfer of immediately available funds in accordance with the wire instructions set forth on Schedule 2.3(f) (or such other instructions as may be delivered by Seller to Buyer prior to any such payment), the applicable Change of Control Amount.

(ii) If prior to March 1, 2019, Buyer enters into any transaction pursuant to which Buyer or its Affiliates (including the Company after the Closing) cease to serve as the service provider under any Earn-Out Contract due to a direct or indirect sale or assignment of such Earn-Out Contract (whether by sale, assignment, merger, consolidation or other transaction) (a “Sold Earn-Out Contract”), then no later than 30 days following the consummation of such direct or indirect sale or assignment, Buyer shall pay to Seller, by wire transfer of immediately available funds in accordance with the wire instructions set forth on Schedule 2.3(f) (or such other instructions as may be delivered by Seller to Buyer prior to any such payment), an amount equal to the applicable Contract Percentage multiplied by the Remaining Cap (any such payment, a “Sold Earn-Out Contract Payment”), where (A) the “Remaining Cap” is $220,000,000, minus the amounts paid by or on behalf of Buyer pursuant to Section 2.4 of this Agreement (or due by Buyer to Seller, but set off pursuant to Section 2.4(h)) as of such date, (B) the “Contract Percentage” is the percentage calculated by dividing the Assigned Contract Gross Margin by the Total Gross Margin, (C) the “Assigned Contract Gross Margin” is the Gross Margin for the Sold Earn-Out Contract during the Look Back Period, (D) “Total Gross Margin” is the Gross Margin for all of the Earn-Out Contracts during the Look Back Period and (E) the “Look Back Period” is the trailing 3 months period from the date of the consummation of such direct or indirect sale or assignment of the applicable Sold Earn-Out Contract. Following the payment by Buyer of any Sold Earn-Out Contract Payment with respect to any Sold Earn-Out Contract, no further payments will be made by Buyer with respect to such Sold Earn-Out Contract and from and after the date of such direct or indirect sale or assignment, such Sold Earn-Out Contract shall cease to be an Earn-Out Contract for purposes of this Agreement.

(j) Total Cap. Notwithstanding anything contained herein to the contrary, in no event shall (i) payments made by Buyer pursuant to this Section 2.4, Section 2.4 of the ODO MIPSA and Section 2.4 of the OSDO MIPSA or (ii) or due by Buyer pursuant to this Section 2.4, Section 2.4 of the ODO MIPSA and Section 2.4 of the OSDO MIPSA, but set off pursuant to Section 2.4(h) of this Agreement, Section 2.4(h) of the ODO MIPSA or Section 2.4(h) of the OSDO MIPSA, respectively, exceed, in the aggregate, the Total Earn-Out Cap.

(k) Unreached ODO/OSDO Cap. Notwithstanding anything contained herein to the contrary, Seller shall have the right, at any time and from time to time, in its sole discretion, to impose a cap on the amount of the Unreached ODO/OSDO Cap by providing written notice to Buyer. Any such notice delivered by Seller to Buyer pursuant to this Section 2.4(k) shall be irrevocable; provided, that Seller may issue a subsequent notice pursuant to this Section 2.4(k) providing for a further reduction of such cap.

(l) Operation of Company Business; No Guarantee. The Parties understand and agree that: (i) subject to the covenants of Buyer under this Section 2.4 and this Agreement, from and after the Closing, Buyer shall have the complete right, power and authority to operate and control the Company, including the Company Business and the Company Assets, in any manner as it shall determine in its sole and absolute discretion, (ii) payment of the 2017 Earn-Out Payment Amount and the 2018 Earn-Out Payment Amount pursuant to this Agreement is only a contractual right to receive a contingent cash payment and does not represent any actual equity or other ownership in Buyer, the Company, the Company Business or any of the Company Assets; (iii) attainment of the 2017 Earn-Out Payment Amount and the 2018 Earn-Out Payment Amount is speculative and subject to numerous factors outside the control of Buyer and the Company; and (iv) there is no assurance that Seller will earn any 2017 Earn-Out Payment Amount or 2018 Earn-Out Payment Amount and Buyer has not guaranteed that any 2017 Earn-Out Payment Amount or 2018 Earn-Out Payment Amount will be attained.

Section 2.5. Purchase Price Allocation. Promptly after the Closing Date, Buyer and Seller shall jointly retain Opportune LLP (the “Allocation Firm”) to prepare the allocation of the Purchase Price, the liabilities of the Company and any other amounts treated as consideration for U.S. federal income tax purposes among the Company Assets for Tax purposes in a manner consistent with the principles of Sections 1060 of the Code and the U.S. Treasury Regulations thereunder (“Purchase Price Allocation”). In connection therewith, Buyer and Seller shall enter into an engagement letter with the Allocation Firm, the terms of which shall be mutually agreed upon by Buyer and Seller. The cost of the Allocation Firm shall be paid by Buyer. Buyer and Seller shall use Commercially Reasonable Efforts to cause the Allocation Firm to provide such Purchase Price Allocation to the Parties within 120 days after the Closing Date. The Allocation Firm shall prepare the Purchase Price Allocation in reasonable consultation with Seller and Buyer prior to delivery of the Purchase Price Allocation. Seller and Buyer agree to (a) amend the Purchase Price Allocation to take into account any subsequent adjustments to the Purchase Price, in the manner consistent with the principles of Sections 1060 of the Code and the U.S. Treasury Regulations thereunder and (b) report the transactions contemplated by this Agreement consistently with the Purchase Price Allocation, as adjusted by the Parties, on all applicable Tax Returns, including Internal Revenue Service Form 8594, Asset Acquisition Statement, and will not assert, and will cause their Affiliates not to assert, in connection with any Tax Proceeding or other proceeding with respect to Taxes, any asset values or other items inconsistent with the amounts set forth on the Purchase Price Allocation, unless with the agreement of the other Party or otherwise required by applicable Law or a “determination” within the meaning of Section 1313(a)(1) of the Code. The Parties shall promptly advise each other regarding the existence of any Tax Proceeding related to the Purchase Price Allocation.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF SELLER

Subject to Section 3.24, Seller hereby represents and warrants to Buyer as follows:

Section 3.1. Status of Seller and the Company.

(a) Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has all requisite limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder.

(b) The Company is a limited liability company duly formed and validly existing under the laws of the State of Delaware. The Company has the necessary limited liability company power and authority to carry on its business as now being conducted and is qualified to do business in each jurisdiction where the conduct of its business requires such qualification, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Seller has provided Buyer with true, correct and complete copies of all of the Company’s Organizational Documents. Schedule 3.1 sets forth a list of the Company’s officers.

Section 3.2. Authority; Enforceability.

(a) The execution, delivery and performance of this Agreement and each of the other Transaction Documents to which Seller or its Affiliates are or will be a party, and the consummation of the transaction contemplated hereby and thereby, have been duly and validly authorized by Seller or its Affiliates, as applicable. As of Closing, the execution, delivery and performance of the Transaction Documents to which Seller or any of its Affiliates will be a party will have been duly and validly authorized by Seller and such Affiliates, as applicable.

(b) This Agreement has been duly executed and delivered by Seller, and constitutes, and, as of the Closing, each of the other Transaction Documents to which Seller or any of its Affiliates will be a party will be duly executed and delivered by Seller and its applicable Affiliates, and will constitute, assuming the due authorization, execution and delivery of such Transaction Documents, as applicable, by the other Persons that are party thereto, the valid and binding obligations of Seller and such Affiliates, as applicable, enforceable against Seller and such Affiliates, as applicable, in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).

Section 3.3. Ownership of Membership Interests; Capitalization.

(a) The Membership Interests set forth on Schedule 3.3(a) are the only issued and outstanding equity interests in the Company. The Membership Interests are duly authorized, validly issued, fully paid and nonassessable. The Membership Interests were issued in compliance with applicable Laws. The Membership Interests were not issued in violation of the Organizational Documents of the Company.

(b) Seller is the legal, record and beneficial owner of 100% of the Membership Interests free and clear of all Liens, other than transfer restrictions under applicable securities Laws. The consummation of the transactions contemplated by this Agreement will convey to Buyer (or if applicable, Buyer’s Designated Affiliate) good and valid title to the Membership Interests, free and clear of all Liens, other than transfer restrictions under applicable securities Laws, and upon such assignment and transfer to Buyer (or if applicable, Buyer’s Designated Affiliate), Buyer (or if applicable, Buyer’s Designated Affiliate) will be the sole, lawful owner of all of the Membership Interests, free and clear of all Liens, other than transfer restrictions under applicable securities Laws.

(c) Except for the purchase by Buyer of the Membership Interests as provided in this Agreement, (i) there are no outstanding options, warrants, conversion or other rights or agreements of any kind for the purchase or acquisition from, or the sale, transfer or issuance by, any Person, of any equity interests in the Company and (ii) there are no agreements with Seller or the Company with respect to the voting or transfer of the Membership Interests, except as set forth in the Company’s Organizational Documents.

(d) The Company does not own any equity interests in any other Person.

Section 3.4. Indebtedness. Except as set forth on Schedule 3.4, the Company has no outstanding Indebtedness.

Section 3.5. No Conflict.

(a) Except for those set forth on Schedule 3.5(a) (collectively, the “Seller Required Governmental Authorizations”) and the applicable expiration or termination of the waiting period under the HSR Act, no Governmental Authorization of, or filing with, any Governmental Authority is required on the part of Seller or the Company in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except filings, consents or approvals which, if not made or obtained, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Except as set forth on Schedule 3.5(b), and assuming receipt of the Seller Required Governmental Authorizations, the execution and delivery of this Agreement and, as of the Closing, the other Transaction Documents by Seller and its Affiliates, as applicable, and the performance by Seller and its Affiliates, as applicable, of their respective obligations hereunder and thereunder, will not result in (i) any conflict with the Organizational Documents of Seller or any such Affiliate or the Company, (ii) any breach or violation of or default under (with or without due notice or lapse of time or both), or constitute or give rise to any right of termination, modification, cancellation or acceleration under, or require any consent under, or the giving of any notice under, any Material Contract, Real Property Lease or Easement, (iii) a material violation of or material default under any Law or Governmental Authorization to which Seller or the Company are subject, or (iv) any Liens on any of the material Company Assets, other than Permitted Liens, except, in the case of the foregoing clause (ii) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.6. Legal Proceedings.

(a) There are no Legal Proceedings pending or, to the Knowledge of Seller, threatened against, Seller or the Company that (i) affect or relate to the Membership Interests, (ii) challenge the validity or enforceability of the obligations of Seller under this Agreement or the respective obligations of Seller or any of its Affiliates, as applicable, under the other Transaction Documents to which such Persons are or will be a party or (iii) seek to prevent, delay or otherwise would reasonably be expected to adversely affect or materially delay the consummation by Seller of the transactions contemplated herein or therein.

(b) Except as set forth on Schedule 3.6(b), (i) there is no Legal Proceeding pending or, to the Knowledge of Seller, threatened, against the Company or any of the Company Assets and (ii) there is no Order (other than Permitted Liens) issued or entered by any Governmental Authority imposed upon the Company or any of the Company Assets.

Section 3.7. Financial Matters.

(a) Set forth on Schedule 3.7(a) are the following financial statements (collectively, the “Financial Statements”):

(i) the audited consolidated balance sheet of Seller as of December 31, 2015, and the related audited consolidated income statement and statement of cash flows of Seller for the year then ended; and

(ii) the unaudited balance sheet of Seller as of November 30, 2016, and the related unaudited income statement and statement of cash flows of Seller for the 11 month period then ended (the “Interim Financial Statements”).

(b) Except as disclosed in Schedule 3.7(b), the Financial Statements (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except to the extent disclosed therein or required by changes in GAAP), subject, (A) in the case of the Interim Financial Statements, to normal, recurring year-end and quarterly adjustments and the absence of footnote disclosures required by GAAP and (ii) fairly present in all material respects the financial condition and results of operations of the Company at the respective dates and for the respective periods described above.

(c) Since November 30, 2016, the Company has not incurred any obligation or liability of any type (whether accrued, absolute, contingent or otherwise) that would be required under GAAP to be reflected on a consolidated balance sheet of the Company prepared in accordance with GAAP applied on a basis consistent with the balance sheet as of

November 30, 2016 included in the Interim Financial Statements, other than any such liabilities or obligations incurred in the ordinary course of business consistent with past practice of the Company that are not material, either individually or in the aggregate, or as described on Schedule 3.7(c).

(d) The accounts and notes receivable of the Company, have arisen from bona fide sales transactions in the ordinary course of business consistent with past practice and, to the Knowledge of Seller, are legal, valid and binding obligations of the respective debtors. No written request for any deduction or discount has been made or, to the Knowledge of Seller, has been threatened with respect to any accounts or notes receivable of the Company. To the Knowledge of Seller, no Person has any Lien on, or valid set-off or counterclaim against any accounts or notes receivable of the Company.

Section 3.8. Absence of Certain Changes. Except as set forth on Schedule 3.8 or as expressly contemplated by this Agreement, since November 30, 2016, (i) the business of the Company has been conducted in the ordinary course of business consistent with past practice of the Company and (ii) the Company has not suffered a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Schedule 3.8 or as expressly contemplated by this Agreement or any other Transaction Document, since November 30, 2016:

(a) the Company has not amended its Organizational Documents;

(b) the Company has not by repurchase, redemption or otherwise, acquired any equity interests from its equity holders or former equity holders;

(c) the Company has not issued, granted or sold any equity interests (or options or warrants) or any other securities or obligations convertible into or exchangeable for any of its equity interests;

(d) the Company has not mortgaged, pledged or subjected to any Lien (other than a Permitted Lien), or sold any of the material assets or properties of the Company;

(e) the Company has not acquired by merger, consolidation or otherwise any material assets or business of any corporation, partnership, association or other business organization or division thereof;

(f) the Company has not changed in any material respect its accounting practices or principles except as required by GAAP;

(g) the Company has not instituted, canceled, compromised, waived, released or settled any material right, Claim or Legal Proceeding; and

(h) the Company has not agreed to do any of the foregoing.

Section 3.9. Real Property; Company Assets.

(a) Schedule 3.9(a) contains a true and correct list of (i) all of the real property and interests in real property owned by the Company (the “Owned Real Property”)

and (ii) all leases, subleases or licenses of real property (the “Real Property Leases”) by which the Company holds a leasehold or similar interest (the “Leased Real Property”), in either case other than the Easements described in on Schedule 3.9(d). Seller has provided or made available to Buyer true and complete copies of any title insurance policies, title opinions, title abstracts, deeds covering the Owned Real Property, and surveys in possession of Seller or its Affiliates relating to the Real Property.

(b) Except as set forth on Schedule 3.9(b), there exists no material default by the Company, or, to the Knowledge of Seller, any other party under any Real Property Lease (and, to the Knowledge of Seller, no event has occurred which, with notice or lapse of time or both, would constitute such a default or permit the revocation, termination or material and adverse modification of, or acceleration of payments due under, any Real Property Lease). Seller has delivered or made available to Buyer true, correct and complete copies of the Real Property Leases.

(c) The Company has (i) good, valid and indefeasible title to all of the Owned Real Property which it owns in fee, (ii) good and valid title to all other, non-fee Owned Real Property, (iii) a good and valid leasehold interest to all Leased Real Property, and (iv) good and valid title to all other Company Assets that are not Real Property, in each case, free and clear of all Liens, except for Permitted Liens. Except as set forth on Schedule 3.9(c), there are no outstanding agreements or options to sell or lease which grant to any Person, other than Buyer, the right to purchase, lease or otherwise acquire any of the Company Assets.

(d) Schedule 3.9(d) contains a true and correct list of each right-of-way, easement, license and similar non-possessory interests of which the Company owns or has an interest in and which is necessary to, used in, or otherwise intended to be used in the Company Business as of the Execution Date (collectively, the “Easements”). Each of the Easements is in full force and effect, and is the legal, valid and binding obligation of the Company and, to the Knowledge of Seller, is the legal, valid and binding obligation of each of the counterparties thereto, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally or by general equitable principles. Except as set forth on Schedule 3.9(d), there exists no default (and no event has occurred which, with notice or lapse of time or both, would constitute a default or, to the Knowledge of Seller, would otherwise permit the revocation, limitation, termination or adverse modification of, or acceleration of payments due under, the Easements) by the Company or, to the Knowledge of Seller, any other party under any Easement. Seller has delivered or made available to Buyer true, correct and complete copies of the Easements. The Company Assets which constitute tangible property are situated entirely within the Real Property, with no material gaps or breaks in continuity.

(e) All of the tangible Company Assets are in all material respects (i) in good operating condition and repair, subject to ordinary wear and tear, and (ii) are suitable and sufficient in all material respects for the conduct of the Company Business as it is currently being conducted and consistent with its past practices and as reflected in the Financial Statements.

(f) Except as set forth on Schedule 3.9(f), the Company Assets constitute all assets, properties, rights, privileges and interests of whatever kind or nature, real or personal or mixed, tangible or intangible, used or necessary to (i) conduct the Company Business in the manner in which the Company Business is currently being conducted and consistent with its past practices and as reflected in the Financial Statements, and (ii) perform the obligations that are required to be performed under the Material Contracts on the date immediately following the Closing Date.

Section 3.10. Governmental Authorizations; Compliance with Law.

(a) Schedule 3.10(a)(i) contains a true and complete list of all material Governmental Authorizations and pending applications for material Governmental Authorizations currently required or used in the operation of the Company Business, and Seller has made available to Buyer true and complete copies of all such Governmental Authorizations. Except as otherwise set forth on Schedule 3.10(a)(ii), (A) the Company holds all material Governmental Authorizations necessary for the conduct of its business as presently conducted; (B) the Company is in material compliance with all such Governmental Authorizations (including those set forth on Schedule 3.10(a)(i)); (C) to the Knowledge of Seller each such material Governmental Authorization (including those set forth on Schedule 3.10(a)(i)) is valid, binding and in full force and effect; (D) neither Seller nor the Company has received any written notice that the Company is in default (or with the giving of notice or lapse of time or both, would be in default) under any such material Governmental Authorization (including those set forth on Schedule 3.10(a)(i)); and (E) neither Seller nor the Company has received any written notice that any such material Governmental Authorization (including those set forth on Schedule 3.10(a)(i)) may be issued, renewed, modified or revoked on terms or conditions other than those currently in effect.

(b) Except as disclosed in Schedule 3.10(b), the Company is, and since the time of its formation has been, in compliance in all material respects with applicable Laws and Orders of each relevant Governmental Authority. Except as set forth in Schedule 3.10(b), none of Outrigger, the Company, nor its Affiliates has received any written notice from any Person alleging, or any applicable Governmental Authority stating, that it is or has at any time been, in violation of or in default in any material respect under any applicable Law or Order.

Section 3.11. Employee/Labor Matters.

(a) Except as otherwise set forth on Schedule 3.11(a), there are no strikes, material labor disputes, unfair labor practice charges, slow-downs or work stoppages pending or, to the Knowledge of Seller, threatened against the Company. The Company is not a party or subject to any collective bargaining agreement covering any Business Employee, nor is any such agreement presently being negotiated.

(b) Schedule 3.11(b)(i) sets forth a list of all Business Employees. Schedule 3.11(b)(ii) sets forth a list of all Company Service Providers. The Company has no employees. Except for the Business Employees and the Company Service Providers, neither Outrigger, the Seller nor any of their Affiliates has any employees or has engaged other natural persons in their individual capacities to provide services to the Company as independent contractors. Except as set forth on Schedule 3.11(b)(iii), the Company is not a party to any employment agreement or any material staffing, consultant, or independent contractor agreements, including any agreements regarding compensation, retention, incentive or other payments potentially payable to any Business Employees who are designated as “Field” (“Field Business Employees”) or Company Service Providers.

(c) The Company is in material compliance with all applicable Laws respecting employment terms and conditions, employment practices, labor relations, including any provisions relating to (i) wages, hours, bonuses, overtime pay, commissions, termination pay, vacation pay, sick pay, any other form of compensation, and classification of employees or contractors for purposes of compensation or otherwise (ii) unlawful, wrongful, retaliatory, harassing, or discriminatory employment or labor practices, (iii) occupational health and safety standards and (iv) immigration and U.S. work authorization, workers’ compensation, disability, unemployment compensation, employee privacy rights, whistleblower Laws, and all other employment Laws.

(d) There are no Claims or Legal Proceedings or Orders pending or, to Seller’s Knowledge, threatened, against Outrigger, Seller or any of its Affiliates by any present or former alleged employee of the Company or natural person engaged individually by the Company as an independent contractor of the Company or by any Business Employee or Company Service Provider, or by any Governmental Authority relating to any present or former alleged employee of the Company or natural person engaged individually by the Company as an independent contractor of the Company, or by any Business Employee or Company Service Provider, with respect to any employment-related matter. No Governmental Authority has issued any finding of any violation of any Laws by the Company regarding alleged employees of the Company or natural persons engaged individually by the Company as independent contractors of the Company, or any Business Employees or Company Service Providers.

Section 3.12. Taxes. Except as set forth on Schedule 3.12:

(a) The Company has filed all Tax Returns required to be filed by the Company when due (taking into account any applicable extensions); the Company has timely paid in full all Taxes shown to be due on such Tax Returns; no audits or administrative or judicial proceedings have been conducted or have been threatened, in writing, with respect to an amount of Taxes of the Company; there are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company;

(b) The Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to imposition of any Tax assessment or deficiency;

(c) All Taxes which the Company is required by Law to withhold and collect have been withheld and collected, and have been paid over to the proper Governmental Authorities to the extent due and payable;

(d) The Company is not a party to or bound by any Tax sharing, Tax allocation, Tax indemnity or similar agreement or arrangement (whether or not written, but excluding, for the avoidance of doubt, any commercial agreements or Contracts entered into in the ordinary course of business consistent with past practice of the Company and not primarily related to Taxes) and does not have any Liability for Taxes of any other Person under the Code or any analogous provision of any other taxing Governmental Authority;

(e) None of the underlying assets of the Company constitutes tax-exempt bond financing property within the meaning of Section 168 of the Code, and no material assets included in the Financial Statements are subject to a lease or similar Contract as a result of which such assets are not treated as assets of the Company for U.S. federal income Tax purposes;

(f) There is no property or obligation of the Company, including uncashed checks to vendors, customers, or employees, non-refunded overpayments or unclaimed subscription balances or unapplied cash balances, that is escheatable to any state or municipality under any applicable escheatment laws, as of the date hereof;

(g) The Company is not a party to any Tax abatement agreement or similar agreement with any Governmental Authority;

(h) Seller is not a “foreign person” as defined in Code Section 1445(f)(3); and

(i) For U.S. federal income Tax purposes, the Company is classified as an entity that is disregarded as separate from Seller in accordance with Treasury Regulation § 301.7701-3.

Section 3.13. Environmental Matters. Except as set forth on Schedule 3.13:

(a) The Company as currently operated has all material Environmental Permits required for operation of the Company Business to comply with Environmental Laws and has timely filed applications for the renewal of such Environmental Permits necessary for the ownership, use, and/or operation of the Company Business and no application for an Environmental Permit currently pending before a Governmental Authority is subject to challenge;

(b) The Company is, and, to the Knowledge of Seller, since the time of its formation has been in material compliance with all Environmental Laws and all Environmental Permits;

(c) The Company has not received any written notice alleging that it may be subject to liability for remediation of contamination or other environmental response costs at any location where there has been a Release of Hazardous Substances associated with the Company Business or other prior business operations of the Company;

(d) There have not been any Releases of Hazardous Substances at any Company Asset, nor to the Knowledge of Seller, at any facility or property previously owned or operated by the Company, which under applicable Environmental Laws would require reporting to a Governmental Authority and response to meet an applicable standard of such Governmental Authority.

(e) The Company has not been identified as a potentially responsible party under applicable Environmental Laws, and, to the Knowledge of Seller, none of the Hazardous Substances generated from any Company Assets, or for which the Company arranged for disposal, have been treated, stored, disposed of or Released at a location that has been nominated or identified as a facility that is subject to an existing or potential Claim under Environmental Laws;

(f) The Company is not subject to nor has agreed to any contractual requirement to assume, indemnify or undertake obligations or Liabilities under any Environmental Law;

(g) To the Knowledge of Seller none of the Company Assets are situated in any wetland or other areas inhabited by endangered or threatened species;

(h) There is no pending Order applicable to the Company or the Company Assets relating to any potential Liability or violation of or non-compliance with Environmental Laws or any Release of Hazardous Substances, nor has the Company received any notice of potential material Liability under or of a violation of or non-compliance with Environmental Laws from any Governmental Authority or other third person;

(i) Seller (i) is not aware of any requirement of Environmental Laws that would require material capital expenditures to continue the operation of the Company Business in the manner operated on and prior to the Closing Date and (ii) has not implemented any operation and maintenance plan to address potential exposure to asbestos containing materials or other Hazardous Substances nor is aware of any basis for such a plan; and

(j) Seller has made available to Buyer all Environmental Permits held by the Company, and all material environmental reports, inspections and analyses relating to the Company’s compliance with Environmental Laws, facility permitting, Releases, exposure to Hazardous Substances, as well as the generation, management, and disposal of Hazardous Substances.

Section 3.14. Material Contracts.

(a) Except for the Contracts listed on Schedule 3.14 (each of the Contracts listed or required to be listed on Schedule 3.11(b)(iii) and Schedule 3.14, the “Material Contracts”), the Real Property Leases, any Contracts constituting Permitted Liens and recorded in the applicable public records of real property against any Real Property, the Easements, and any Plans, the Company is not a party to or bound by any of the following:

(i) any construction Contract, gathering Contract, transportation Contract, connection Contract, processing Contract, storage Contract or marketing Contract, in each case which provides for future payments by or to the Company, either annually or in the aggregate, of more than (or that could reasonably be expected to be more than) $500,000;

(ii) any Contract for the supply of goods or services by or to the Company that will not be terminated prior to the Closing, or that cannot be terminated by the Company on 90 or fewer days’ notice without penalty, or that provides for future payments by or to the Company of more than (or that could reasonably be expected to be more than) $250,000 per annum;

(iii) any Contract for the sale or purchase of any material asset that cannot be terminated on 90 or fewer days’ notice without penalty, or that provides for the future payment by or to the Company of more than $250,000 per annum;

(iv) any Contract that grants to any Person a right to purchase (including rights of first refusal, options or similar rights) any material assets of the Company;

(v) any Contract that contains any covenant of the Company that limits or purports to limit the ability of the Company to compete in any line of business or with any Person in any geographic area, or from soliciting or hiring any Person;

(vi) any Contract commitment to make any capital expenditure or to purchase a capital asset in excess of (or that could reasonably be expected to be in excess of) $250,000 per annum;

(vii) any Contract for the lease of tangible personal property relating to an obligation of the Company of more than $250,000 per annum;

(viii) any Contract with Outrigger, Seller or any Affiliate of Seller;

(ix) any Contract with a Governmental Authority;

(x) any Contract entered into or assumed by the Company providing for indemnification of any Person, other than those Contracts that were entered into or assumed in the ordinary course of business consistent with past practice of the Company;

(xi) any Contract which relates to Indebtedness under which the Company has outstanding obligations in excess of $250,000;

(xii) any Contract under which the Company has directly or indirectly guaranteed any liabilities or obligations of a third party in excess of $250,000;

(xiii) any Contract relating to the acquisition by the Company of all or substantially all the assets of any operating business or a majority of the capital stock or other controlling interest of any other Person;

(xiv) any partnership, joint venture or substantially similar Contracts;

(xv) any Contract with a supplier, vendor or service provider granting such supplier, vendor or service provider exclusive rights to provide such product or service;

(xvi) any Contract that contains “take or pay” provisions;

(xvii) any Contract that contains a “most favored nation” provision or a material limitation on price increases;

(xviii) any Contract that is a swap, option, hedge, future or similar instrument; or

(xix) any other Contract not otherwise described in clauses (i) through (xix) above which is material to the Company or the Company Business.

(b) Each Material Contract is in full force and effect and constitutes a legal, valid and binding agreement of the Company, and to the Knowledge of Seller, each other party thereto, enforceable against the Company and the other party in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws affecting the enforcement of creditors’ rights generally or by general equitable principles), and except as set forth on Schedule 3.14(b). The Company has not received written notification that any Material Contract is not in full force and effect, or that the Company or any other party thereto has materially breached its obligations thereunder. The Company is not in material breach or default of any Material Contract, and to the Knowledge of Seller, except as set forth on Schedule 3.14(b), no other party to a Material Contract is in material breach or default thereof. To the Knowledge of Seller, no event has occurred that (with or without notice or lapse of time) would reasonably be expected to result in a material breach or violation of, or a default under, the terms of any Material Contract by the Company. Seller has made available to Buyer true and complete copies of all Material Contracts.

Section 3.15. Employee Benefits.

(a) Except as set forth on Schedule 3.15(a), the Company does not sponsor, maintain, contribute to or have any Liability with respect to any employee benefit or welfare plans of any nature, including any Plans.

(b) Neither Seller nor any of its ERISA Affiliates (i) participates in or contributes to, or has ever participated in or contributed to, any multiemployer plan (as defined in Section 3(37) of ERISA) (“Multiemployer Plan”), (ii) have incurred any current or potential withdrawal Liability with respect to any Multiemployer Plans, or (iii) maintains or has any obligation to contribute to (or any other Liability with respect to) any Plan which provides post-retirement health, accident or life insurance benefits to current or former employees, current or former independent contractors, current or future retirees, their spouses, dependents or beneficiaries, other than health benefits required to be provided to former employees, their spouses and other dependents under Code Section 4980B.

(c) There does not now exist, nor do any circumstances exist that could result in, any “benefit plan liability” of Seller or any of its ERISA Affiliates that would be, or could become, a Liability following the Closing of Buyer or any of its ERISA Affiliates and Buyer’s purchase of the Company will not cause Buyer to incur any benefit plan Liability. As used in the preceding sentence, the term “benefit plan liability” means any and all Liabilities (i) under Title IV of ERISA, (ii) under Sections 206(g), 302 or 303 of ERISA, and (iii) under Sections 412, 430, 431, 436 or 4971 of the Code.

Section 3.16. Related Party Transactions. Except as set forth on Schedule 3.16, neither Seller nor any of its Affiliates (other than the Company), nor Outrigger, nor any stockholder, officer, member or manager of Seller or any of its Affiliates or Outrigger (a) is presently a party to any Material Contract with the Company, (b) owns any interest in any of the Company Assets or (c) provides any services to or facilities for use by the Company. Except as set forth on Schedule 3.16, (a) the Company does not provide any services to or facilities for use by Outrigger, Seller or any of its Affiliates and (b) the Company is not a creditor of any of its directors, officers, managers or equityholders.

Section 3.17. Books and Records. All books and records of the Company and the Company Business have been maintained in accordance with applicable Law and in the ordinary course of business consistent with past practice of the Company and are materially complete and accurate.

Section 3.18. Insurance. Set forth in Schedule 3.18 is a true, correct, and complete list of all insurance policies held by Seller or the Company for the benefit of the Company or the Company Assets other than title insurance policies, if any, with respect to any Real Property (collectively, the “Insurance Policies”). No claim relating to the Company or the Company Assets is outstanding under any of the Insurance Policies, and to the Knowledge of Seller, no matter exists which might give rise to any such claim, and no carrier of any Insurance Policy has asserted any denial of coverage.

Section 3.19. Bank Accounts and Powers of Attorney. Set forth in Schedule 3.19 is an accurate and complete list showing (a) the name and address of each bank in which the Company has an account or safe deposit box, the number of any such account or any such box and the names of all Persons authorized to draw thereon or to have access thereto and (b) the names of all Persons, if any, holding powers of attorney from the Company and a summary statement of the terms thereof.

Section 3.20. Guarantees. Except as set forth on Schedule 3.20, there are no surety bonds, performance bond guarantees or financial assurances of which the Company is a principal or guarantor or that are necessary for the operation of the Company Business.

Section 3.21. Intellectual Property. As of the Execution Date the Company either owns or has valid licenses or other rights to use and, except as otherwise set forth on Schedule 3.21(a), as of the Closing Date the Company shall either own or have valid licenses or other rights to use all material patents, copyrights, trademarks, software, databases, engineering data, maps, interpretations and other intellectual property and technical information (“Intellectual Property”) used in the Company Business, subject to the limitations contained in the agreements governing the use of the same, true and complete copies of which have been made available to Buyer. Except as set forth in Schedule 3.21(b): (i) to the Knowledge of Seller, the Intellectual Property used in the Company Business is not the subject of any challenge regarding use thereof, (ii) to the Knowledge of Seller, the conduct of the Company Business does not infringe, misappropriate or otherwise violate the Intellectual Property of any other Person, and (iii) neither Seller nor the Company has received any written notice of any default or any event that with notice or lapse of time, or both, would constitute a default under any Intellectual Property license to which a Company is a party or by which it is bound.

Section 3.22. Imbalances. Except as disclosed on Schedule 3.22, there do not exist any oil or gas imbalances (gathering, processing, transportation, storage or otherwise) that, in the aggregate, would require a material payment or transfer of oil or gas by the Company to any Person.

Section 3.23. Brokers’ Fees. The Company is not liable for any investment banking fee, finder’s fee, brokerage payment or other like payment in connection with the origination, negotiation or consummation of the transactions contemplated herein that will be the obligation of the Company or Buyer, and the Company is not a party to any agreement which might give rise to any valid claim against the Company or Buyer, for any such fee or payment.

Section 3.24. Disclaimer.

(a) Notwithstanding anything to the contrary herein, Seller makes no representation or warranty in any provision of this Agreement, the Schedules or otherwise, other than those expressly set forth in this Article 3 (subject to the limitations in this Section 3.24). In addition:

(i) notwithstanding the generality of any other representations and warranties in this Agreement, the representations and warranties in Section 3.11 and Section 3.15 will be the only representations and warranties in this Agreement regarding any employment and employee benefits matters with respect to the Company;

(ii) notwithstanding the generality of any other representations and warranties in this Agreement, the representations and warranties in Section 3.13 will be the only representations and warranties in this Agreement regarding Environmental Permits, Environmental Laws, Hazardous Substances or any other environmental matters with respect to the Company; and

(iii) notwithstanding the generality of any representation or warranty in this Agreement, the representations and warranties in Section 3.12 and Section 3.15 is the only representations and warranties in this Agreement concerning Taxes, and no representation or warranty is made concerning the existence, availability, amount, usability or limitations (or lack thereof) of any net operating loss, net operating loss carryforward, capital loss, capital loss carryforward, basis amount or any other Tax asset or attribute (whether federal, state, local or foreign) of the Company after the Closing Date.

(b) EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN OR IN THE TRANSACTION DOCUMENTS, SELLER EXPRESSLY DISCLAIMS, ON BEHALF OF ITSELF AND ITS AFFILIATES, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO (i) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM RELATING TO THE COMPANY BUSINESS, THE MEMBERSHIP INTERESTS OR ASSETS OF THE COMPANY, INCLUDING THE COMPANY ASSETS, (ii) ANY ESTIMATES OF THE VALUE OF THE COMPANY BUSINESS, THE MEMBERSHIP INTERESTS OR ASSETS OF THE COMPANY, INCLUDING THE COMPANY ASSETS, OR FUTURE REVENUES GENERATED THEREBY, (iii) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN, MARKETABILITY, PROSPECTS (FINANCIAL OR OTHERWISE) OR RISKS AND OTHER INCIDENTS OF THE COMPANY BUSINESS, THE MEMBERSHIP INTERESTS OR ASSETS OF THE COMPANY, INCLUDING THE COMPANY ASSETS OR (iv) ANY OTHER DUE DILIGENCE INFORMATION, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES THAT EXCEPT FOR THE REPRESENTATIONS, WARRANTIES AND COVENANTS SET FORTH IN THIS AGREEMENT AND THE TRANSACTION DOCUMENTS, BUYER SHALL BE DEEMED TO BE OBTAINING ALL OF SELLER’S INTEREST IN THE COMPANY AND ITS CORRESPONDING INDIRECT INTEREST IN THE COMPANY ASSETS, IN THEIR PRESENT STATUS, CONDITION AND STATE OF REPAIR, “AS IS,” “WHERE IS” AND “WITH ALL FAULTS.” THE STATEMENTS AND DISCLAIMERS MADE UNDER THIS SECTION 3.24 EXPRESSLY SURVIVE THE CLOSING DATE.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

Section 4.1. Status of Buyer. Buyer is a limited partnership duly organized, validly existing and in good standing under the laws of Delaware. Buyer has all requisite limited partnership power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party as of the Closing and to perform its obligations hereunder and thereunder.

Section 4.2. Authorization; Enforceability.

(a) The execution, delivery and performance of this Agreement and each of the other Transaction Documents to which Buyer or its Affiliates are or will be a party, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by Buyer or its Affiliates, as applicable. As of the Closing, the execution, delivery and performance of the Transaction Documents to which Buyer or any of its Affiliates will be a party will have been duly and validly authorized by Buyer and such Affiliates, as applicable.

(b) This Agreement has been duly executed and delivered by Buyer and constitutes, and, as of the Closing, each of the other Transaction Documents to which Buyer or any of its Affiliates, will be a party will be duly executed and delivered by Buyer and its applicable Affiliates, and will constitute, assuming the due authorization, execution and delivery of such Transaction Documents, as applicable, by the other Persons that are party thereto, the valid and binding obligations of Buyer and such Affiliates, as applicable, enforceable against Buyer and such Affiliates, as applicable, in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other Laws relating to or affecting creditors’ rights generally or by equitable principles (regardless of whether enforcement is sought at law or in equity).

Section 4.3. No Conflict.

(a) Except for those set forth on Schedule 4.3(a) (collectively, the “Buyer Required Governmental Authorizations”) and the applicable expiration or termination of the waiting period under the HSR Act, no Governmental Authorization of, or filing with, any Governmental Authority is required on the part of Buyer in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except filings, consents or approvals which, if not made or obtained, would not, individually or in the aggregate, reasonably be expected to materially impede or delay the Closing or the ability of Buyer to fulfill its obligations hereunder or under the other Transaction Documents to which it is or will be a party as of the Closing.

(b) Except as set forth on Schedule 4.3(b) and assuming receipt of the Buyer Required Governmental Authorizations, the execution and delivery of this Agreement and, as of the Closing, the other Transaction Documents by Buyer and the performance by Buyer of Buyer’s obligations hereunder and thereunder, will not result in (i) any conflict with the Organizational Documents of Buyer, (ii) any breach or violation of or default under (with or without due notice or lapse of time or both), or constitute or give rise to any right of termination, modification, cancellation or acceleration under, or require any consent under, or the giving of any notice under, any contract, mortgage, lease, agreement, deed of trust, indenture or any other instrument to which Buyer is a party or by which Buyer or any of its properties or assets are bound, (iii) a violation of or default under any Law or Governmental Authorization to which Buyer is subject or (iv) the creation or imposition of any Lien, except, in the case of the foregoing clauses (ii), (iii) and (iv) as would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.4. Legal Proceedings.

(a) There are no Legal Proceedings pending or, to the Knowledge of Buyer, threatened against Buyer that (i) affect or relate to the Membership Interests, (ii) challenge the validity or enforceability of the obligations of Buyer under this Agreement or the respective obligations of Buyer or any of its Affiliates, as applicable, under the other Transaction Documents to which such Persons are or will be a party or (iii) seek to prevent, delay or otherwise would reasonably be expected to materially adversely affect or materially delay the consummation by Buyer of the transactions contemplated herein or therein.

(b) Except as set forth on Schedule 4.4(b) or as would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect, (i) there is no Legal Proceeding pending or, to the Knowledge of Buyer, threatened against the Buyer and (ii) there is no Order issued or entered by any Governmental Authority imposed upon the Buyer.

Section 4.5. Brokers’ Fees. Buyer is not liable for any investment banking fee, finder’s fee, brokerage payment or other like payment in connection with the origination, negotiation or consummation of the transactions contemplated herein that will be the obligation of Seller or its Affiliates, including any monitoring fees, financial services or similar fees payable to an Affiliate of Buyer. Buyer is not a party to any agreement which might give rise to any valid claim against Seller or its Affiliates for any such fee or payment.

Section 4.6. Investment Representation. Buyer is an “accredited investor” as such term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended. Buyer is acquiring the Membership Interests for its own account with the present intention of holding the Membership Interests for investment purposes and not with a view to, or for sale in connection with, any distribution. Buyer has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Membership Interests to be acquired hereby. Buyer acknowledges that the Membership Interests have not been registered under applicable federal and state securities Laws and that the Membership Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of except in accordance with such Laws.

Section 4.7. Financial Ability. Buyer now has, and as of the Closing and any such other applicable time that Buyer is required to make payments pursuant to this Agreement, will have, sufficient funding to consummate the transactions contemplated by this Agreement and the Transaction Documents and satisfy all other costs and expenses arising in connection herewith and therewith.

Section 4.8. Solvency. Upon consummation of the transactions contemplated hereby, Buyer will not (a) be insolvent, (b) have incurred debts beyond its ability to pay such debts as they mature or (c) have liabilities in excess of the reasonable market value of its assets.

Section 4.9. Independent Investigation. BUYER HEREBY ACKNOWLEDGES THAT (I) IT HAS MADE ITS OWN INDEPENDENT EXAMINATION, INVESTIGATION, ANALYSIS AND EVALUATION OF THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, RESULTS OF OPERATIONS, FINANCIAL CONDITION, TECHNOLOGY AND PROSPECTS OF THE COMPANY, (II) EXCEPT AS EXPRESSLY LIMITED BY THIS AGREEMENT, IT HAS BEEN PROVIDED ACCESS TO PERSONNEL, PROPERTIES, PREMISES AND RECORDS OF THE COMPANY FOR SUCH PURPOSE AND HAS RECEIVED AND REVIEWED SUCH INFORMATION AND HAS HAD A REASONABLE OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS RELATING TO SUCH MATTERS AS IT DEEMED NECESSARY OR APPROPRIATE TO CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREIN AND (III) IT HAS SUCH KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS THAT IT IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF THE COMPANY AND AN INVESTMENT IN THE COMPANY.

ARTICLE 5.

COVENANTS

Section 5.1. Covenants Regarding Conduct of the Company. From the Execution Date through the earlier of the termination of this Agreement pursuant to Article 8 and the Closing, except as expressly required by the other terms of this Agreement, described on Schedule 5.1, expressly required by any Material Contract or expressly consented to or approved by Buyer in writing, which consent or approval will not be unreasonably withheld, conditioned, or delayed, Seller will cause the Company to (a) conduct its business in the ordinary course of business consistent with past practice and (b) use Commercially Reasonable Efforts to preserve intact the Company Assets in good working order, ordinary wear and tear excepted and the Company’s relationships with its customers, suppliers and creditors. Additionally, subject to paragraphs (a) through (q) of this Section 5.1, from the Execution Date through the earlier of the termination of this Agreement pursuant to Article 8 and the Closing, Seller will (x) use and will cause the Company to use, commercially reasonable efforts, consistent with its ordinary course of business consistent with past practice of the Company, to continue to connect wells under the Earn-Out Contracts, add dedicated acreage to existing Earn-Out Contracts and enter into new Contracts with producers for the delivery of crude oil or natural gas and (y) maintain, or will cause its Affiliates and other Persons holding the Insurance Policies, to maintain, the Insurance Policies or obtain the corresponding renewal or replacement policies with respect thereto. Notwithstanding the foregoing, without the consent or approval of Buyer, which consent or approval will not be unreasonably withheld, conditioned, or delayed, except as set forth on Schedule 5.1, expressly required by any Material Contract or otherwise expressly required by the other terms of this Agreement (other than the covenant to operate in the ordinary course of business), Seller shall ensure that:

(a) the Company will not amend its Organizational Documents;

(b) the Company will not repurchase, redeem or otherwise acquire any equity interests from its equity holders;

(c) the Company will not issue, grant or sell any equity interests (or options or warrants) or any other securities or obligations convertible into or exchangeable for any of its equity interests (other than issuances of the Company’s equity interests to Seller in connection with ordinary course capital contributions from Seller to the Company);

(d) except (i) as contemplated in connection with any capital expenditures set forth on Schedule 5.1(p) and (ii) in connection with entering into any Identified In-Process Contract, the Company will not enter into any Contract that would constitute a Material Contract or amend, modify or terminate any Material Contract;

(e) the Company will not amend any Earn-Out Contract, other than in connection with entering into any Identified In-Process Contract;

(f) the Company will not intentionally amend any Earn-Out Contract for the purpose of increasing the 2017 Earn-Out Payment Amount or the 2018 Earn-Out Payment Amount;

(g) the Company will not enter into Contracts and amendments to Contracts, in each case, that are not consistent with its own ordinary course of business consistent with past practice and on terms that are not substantially similar to those previously entered into or proposed with its customers;

(h) the Company will not transfer, assign, sell or otherwise dispose of any material Company Assets;

(i) the Company will not sell, transfer or lease any Company Assets to, or enter into, amend, modify or terminate any agreement or arrangement with, any of its Affiliates;

(j) the Company will not institute, cancel, compromise, waive, release or settle any material right, Claim or Legal Proceeding;

(k) the Company will not declare or pay any (i) non-cash dividend or other distribution or payment in respect of its equity interest or (ii) cash dividend or other distribution or payment in respect of its equity interest;

(l) the Company will not mortgage, pledge or subject to any Lien (other than a Permitted Lien) any of the material Company Assets;

(m) the Company will not acquire by merger, consolidation or otherwise any material assets or business of any corporation, partnership, association or other business organization or division thereof;

(n) the Company will not change in any material respect its accounting practices or principles except as required by GAAP;

(o) the Company will not make or change any Tax elections, enter into any settlement or compromise with respect to any Tax Liability of the Company, amend any Tax Return relating to the Company or enter into any closing or similar agreement with respect to Taxes of the Company;

(p) the Company will not make any capital expenditures, which individually or in the aggregate are in excess of $250,000, except for capital expenditures for the projects described on Schedule 5.1(p) and that do not exceed the corresponding expenditure amounts for such projects as set forth on Schedule 5.1(p); and

(q) the Company will not agree to do any of the foregoing.

Section 5.2. HSR Act.

(a) Buyer and Seller will use Commercially Reasonable Efforts to make such filings as may be required by the HSR Act as soon as reasonably practicable after the Execution Date but in no event later than 10 Business Days after the Execution Date and shall simultaneously file therewith a request for early termination of the waiting period under the HSR Act. Thereafter, Buyer and Seller will use Commercially Reasonable Efforts to respond to any requests for additional information from any Governmental Authority concerning such transactions. Buyer shall use Commercially Reasonable Efforts to cause the waiting period specified in the HSR Act to expire or to be terminated on or before the Termination Date, as extended. Without limiting the foregoing, Seller will cooperate with Buyer to have the applicable HSR Act waiting period expire on or before the Termination Date. If any objections are asserted by any Governmental Authority or any other Person with respect to the transactions contemplated by this Agreement and the other Transaction Documents under the HSR Act or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement and the other Transaction Documents, or if any action is instituted by any Governmental Authority or any other party challenging any of the transactions contemplated by this Agreement or the other Transaction Documents as violative of the HSR Act, or an Order is issued temporarily or permanently enjoining any of the transactions contemplated by this Agreement and the other Transaction Documents, the Parties shall use Commercially Reasonable Efforts to resolve such objections; provided, however, that nothing in this Agreement (including this Section 5.2) shall obligate Buyer to take any of the following actions: (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of or hold separate, assets, categories of assets or businesses of the Company, Buyer or Buyer’s Affiliates; (ii) terminating existing relationships and contractual rights and obligations of the Company, Buyer or its Affiliates; (iii) terminating or entering into any venture or other arrangement; (iv) creating any relationship and contractual rights and obligations of the Company, Buyer or its Affiliates; or (v) effectuating any other change or restructuring of the Company (after Closing), Buyer or its respective Affiliates or any of their respective businesses, assets, operations or commercial practices or that in any way limits or could reasonably be expected to limit their right to own, operate or retain all or any portion of their respective assets, properties or businesses or their respective freedom of action with respect thereto or for Buyer to otherwise receive the full benefits of this Agreement and the other Transaction Documents.

(b) Buyer will pay the statutory filing fee associated with filings under the HSR Act.

(c) Buyer and Seller shall or shall cause their respective counsel to furnish the other Party such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of necessary filings or submissions under the provisions of the HSR Act. Buyer and Seller shall or shall cause their respective counsel to supply to the other Party copies of all correspondence, filings or written communications by such Party or its Affiliates with any Governmental Authority or staff members thereof, with respect to the transactions contemplated by this Agreement and the other Transaction Documents, except for documents filed pursuant to Item 4(c) and Item 4(d) of the HSR Notification and Report Form (which shall be provided in the event any Governmental Authority issues a request for additional information and documentary material under the HSR Act) or communications regarding the same, documents or information submitted in response to any request for additional information or documents pursuant to the HSR Act that reveal any Party’s negotiating objectives, strategies or purchase price expectations or a Party’s communications containing information covered by the attorney client or work product privilege, unless the Parties enter into a mutually acceptable joint defense agreement. To the extent not prohibited by such Governmental Authority, the Parties will (i) give each other reasonable advance notice of all meetings and communications with any Governmental Authority relating to the Antitrust Laws, (ii) not participate independently in any such meeting or communication without first giving the other Party (or the other Party’s outside counsel) an opportunity to attend and participate in such meeting or communication, (iii) give the other Party reasonable advance notice of all oral communications with any Governmental Authority relating to Antitrust Laws, (iv) if any Governmental Authority initiates an oral communication regarding the Antitrust Laws, provide an opportunity for the other Party to participate in such communication to the extent practicable and, if such Party cannot participate, promptly notify the other Party of the substance of such communication, and (v) provide each other with a reasonable advance opportunity to review and comment upon and consider in good faith the views of the other in connection with all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either Party relating to proceedings under the Antitrust Laws) with a Governmental Authority regarding the Antitrust Laws; provided, however, that each Party will be solely responsible for the final content of any substantive oral or written communications of that Party with any applicable antitrust Governmental Authority. Buyer and Seller shall jointly determine all tactics and strategies relating to their compliance with this Section 5.2 and obtaining the termination or expiration of any applicable HSR Act waiting period, subject to each Party undertaking good faith consultations and taking the view of the other Party into account.

Section 5.3. Information, Access and Assistance.

(a) Upon receipt of reasonable advance notice, Seller will afford Buyer and its authorized Representatives reasonable access from the Execution Date through the earlier of the termination of this Agreement pursuant to Article 8 and the Closing Date, during normal business hours, solely in furtherance of Buyer’s investigation of the Company and the Company Assets, to the Company’s offices, properties, books and records, and officers, and will furnish Buyer with such additional information concerning the Company Business, properties and personnel as may reasonably be requested. Notwithstanding the foregoing sentence prior to Closing, (i) Buyer will not be entitled to conduct intrusive environmental sampling or testing, without the prior written consent of Seller, Buyer being limited to visual inspections and certain assessments of the properties and facilities of the Company and the review of all records and any other publicly available materials or information with regard to these matters; (ii) Buyer will have no right of access to, and the Company will have no obligation to provide to Buyer, (A) information relating to bids received from others in connection with the transactions contemplated by this Agreement and information and analysis (including financial analysis) relating to such bids, (B) any information the disclosure of which would constitute a waiver of a legal privilege available to the Company, (C) any information the disclosure of which would cause the Company or its Affiliates to breach a written confidentiality agreement executed by the Company and an unaffiliated third party, or (D) any information the disclosure of which would result in a violation of Law; and (iii)

without the prior written consent of Seller, Buyer will not contact any suppliers to, or customers of, the Company with respect to the transactions contemplated hereby. All information obtained pursuant to this Section 5.3 will be “Evaluation Material” as such term is used in the Confidentiality Agreement and will be subject to the terms thereof.

(b) Any inspection or investigation conducted by Buyer or its Representatives prior to the Closing will be conducted in accordance with applicable Laws, including any applicable Environmental Laws, and in such manner as not to interfere unreasonably with the business or operations of the Company. Seller (and its Affiliates) makes no representation or warranty as to the accuracy of any information (if any) provided pursuant to this Section 5.3, and Buyer may not rely on the accuracy of any such information, in each case other than as expressly set forth in Seller’s representations and warranties contained in Article 3 (subject to the limitations in Section 3.24) and the Transaction Documents. Notwithstanding any provision to the contrary contained in this Agreement, the provisions of this Section 5.3(b) will survive the termination of this Agreement pursuant to Article 8 and the Closing.

(c) If Buyer exercises rights of access under this Section 5.3(c) or otherwise, or conducts examinations or inspections under this Section 5.3(c) or otherwise, then (i) such access, examination and inspection will be at Buyer’s sole risk, cost and expense and Buyer waives and releases all Claims against Seller, the Company and its partners and members and their Affiliates and the respective employees, directors, officers, attorneys, contractors and agents of such parties (collectively the “Inspection Indemnitees”) arising in any way therefrom or in any way related thereto and (ii) except to the extent of an Inspection Indemnitee’s gross negligence or willful misconduct, Buyer will indemnify, defend and hold harmless the Inspection Indemnitees from and against any and all such Claims, Liabilities or Losses of any kind or character arising out of this Section 5.3(c); provided, however, Buyer shall not have indemnity obligations or responsibility for matters merely discovered as part of any such access, examination or inspection. THE FOREGOING RELEASE AND INDEMNIFICATION WILL APPLY WHETHER OR NOT SUCH CLAIMS, LIABILITIES OR LOSSES ARISE OUT OF (A) NEGLIGENCE (INCLUDING SOLE NEGLIGENCE, SIMPLE NEGLIGENCE, CONCURRENT NEGLIGENCE, ACTIVE OR PASSIVE NEGLIGENCE, BUT EXCLUDING GROSS NEGLIGENCE OR KNOWING AND INTENTIONAL MISCONDUCT) OF SELLER OR ITS AFFILIATES OR (B) STRICT LIABILITY.

Section 5.4. Public Announcements. Seller agrees that, except to the extent necessary to comply with the requirements of (a) applicable Laws, (b) any listing agreements with, or rules and regulations of, securities exchanges or (c) the rules, regulations or Orders of any other Governmental Authority, neither it nor its Affiliates shall make or cause to be made, a press release or similar public announcement or communication concerning the existence or subject matter of this Agreement unless approved in advance by Buyer, which approval cannot be unreasonably withheld, conditioned or delayed; provided, that with respect to any press release or similar public announcement or communication for which advance approval is not required in accordance with the foregoing, to the extent practicable, reasonable notice and a copy of such release, announcement or communication will be provided to Buyer prior to issuing the same, and Seller will reasonably cooperate with Buyer with respect to the timing, manner, and content of such release, announcement or communication. Notwithstanding anything to the contrary set forth in the Confidentiality Agreement, Buyer shall be permitted to issue press releases or similar public announcements or communications concerning the existence or subject matter of this Agreement without the consent or approval of Seller; provided, however, Buyer shall provide Seller with reasonable notice and a copy of such release, announcement or communication prior to issuing the same and Buyer will reasonably cooperate with Seller with respect to the timing, manner, and content of such release, announcement or communication.

Section 5.5. Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of Buyer and Seller will use Commercially Reasonable Efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable to consummate the transactions contemplated by this Agreement and the other Transaction Documents and to ensure the satisfaction of its conditions to Closing set forth herein.

Section 5.6. Transfer Taxes. The transactions contemplated by this Agreement involve the transfer of the Membership Interests, which are intangible assets; accordingly, the Parties do not expect any state and local transfer, sales, use, stamp, registration or other similar Taxes to arise by reason of the consummation of the transactions contemplated by this Agreement (“Transfer Taxes”). To the extent that any Transfer Taxes are assessed, such Transfer Taxes will be borne 50% by Buyer and 50% by Seller. The Parties will cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any Transfer Taxes.

Section 5.7. Tax.

(a) Seller shall prepare (or cause to be prepared) all Tax Returns with respect to the Company required to be filed after the Closing Date for any Pre-Closing Period on a basis consistent with past practice, except to the extent otherwise required by applicable Law. Reasonably in advance of filing any such Tax Return (which in the case of a Tax Return that relates to Income Taxes, shall not be later than 30 days prior to such filing), Seller shall deliver a copy of such Tax Return, together with all supporting documentation and work papers, to Buyer for its review and reasonable comment. Buyer will cause such Tax Return (as revised to incorporate Buyer’s reasonable comments) to be timely filed and will provide a copy to Seller.

(b) Buyer shall prepare (or cause to be prepared) all Tax Returns with respect to the Company required to be filed after the Closing Date for any Straddle Period on a basis consistent with past practice, except to the extent otherwise required by applicable Law. Reasonably in advance of filing any such Tax Return (which in the case of a Tax Return that relates to Income Taxes, shall not be later than 30 days prior to such filing), Buyer shall deliver a copy of such Tax Return, together with all supporting documentation and workpapers, to Seller for its review and reasonable comment. Buyer will cause such Tax Return (as revised to incorporate Seller’s reasonable comments) to be timely filed and will provide a copy to Seller.

(c) For purposes of determining Seller Taxes with respect to any Straddle Period of the Company, the portion of any Tax for such Straddle Period that is attributable to the portion of such Straddle Period ending on the Closing Date shall be:

(i) with respect to Taxes that are (A) Income Taxes, (B) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible) or (C) imposed on specific transactions, including payroll taxes, deemed equal to the amount that would be payable if the Tax year of the Company ended on the Closing Date; provided, that all exemptions, allowances, or deductions for the Straddle Period which are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated in proportion to the number of days in such period prior to and including the Closing Date; and

(ii) with respect to Property Taxes that are ad valorem, real property, personal property or other Property Taxes imposed on a periodic basis, deemed to be the amount of such Taxes for the entire period, multiplied by a fraction the numerator of which is the number of calendar days in the portion of the period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire period.

(d) All tax-sharing agreements or similar agreements (excluding, for the avoidance of doubt, any commercial agreements or contracts entered into in the ordinary course of business consistent with past practice and not primarily related to Taxes) with respect to or involving the Company shall be terminated as of the Closing Date and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.

Section 5.8. Cooperation on Tax Returns and Tax Proceedings. The Parties will cooperate fully as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding (each a “Tax Proceeding”) with respect to Taxes imposed on or with respect to the assets, operations or activities of the Company. Such cooperation will include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Return or Tax Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Notwithstanding the above, the control and conduct of any Tax Proceeding that involves an Asserted Liability will be governed by Section 9.5.

Section 5.9. Tax Treatment of Indemnification Payments. Any payments made to any Party pursuant to Article 9 shall constitute an adjustment of the Closing Amount for Tax purposes and shall be treated as such by the Parties on their Tax Returns to the extent permitted by Law.

Section 5.10. Restrictive Covenants.

(a) Seller hereby acknowledges and agrees that (i) Buyer would not have entered into this Agreement if Seller had not agreed to the covenants set forth in this Section 5.10, that Section 5.10 is a material term and material incentive for entering into this Agreement, and (ii) Seller has had access to and is selling to Buyer as part of this Agreement the goodwill of the Company and information that is confidential and proprietary to the Company, that constitutes a valuable, special and unique asset of the Company, and with respect to which Buyer is entitled to the protections afforded by this Agreement and to the remedies for enforcement of this Agreement provided by law or in equity (including those remedies the availability of which may be within the discretion of the court or arbitrator that presides over any action for which enforcement of this Agreement is brought).

(b) For a period of 18 months after the Closing Date, Seller agrees that it will not (i) directly or indirectly employ or engage any (A) Business Employee who accepts an Employment Offer from Buyer or any other Field Business Employee who receives an Employment Offer from Buyer, (B) Company Service Provider who provides services to the Company after the Closing or (C) employee of Buyer or any of its Affiliates with whom Seller or any of its Affiliates had contact with or became aware of prior to the Closing Date (collectively, the “Restricted Employees”), or (ii) directly or indirectly solicit the employment or services of, or cause or attempt to cause to leave the employment or service of Buyer or any Affiliate of Buyer, any Restricted Employees; provided, however, that Seller may solicit or hire any Restricted Employees (X) Buyer has consented to the solicitation or hiring of such individual in writing, which consent Buyer may withhold in its sole discretion or (Y) with respect to Restricted Employees who are not Business Employees or Company Service Providers, such solicitation solely occurs by general solicitation for employment not directed at any such Restricted Employees.

(c) For a period of 18 months following the Closing Date, Seller agrees that it will not, directly or indirectly, acting alone or as a member of a partnership or company, as a holder or owner of any security, as a lender, agent, advisor, consultant or independent contractor:

(i) within the Restricted Area, carry on, participate in, or be engaged in (whether for its own account or for the account of any other Person) the Restricted Business;

(ii) share in the earnings of, or beneficially own or hold any security issued by, or otherwise own or hold any interest in any entity which is engaged in the Restricted Business within the Restricted Area; or

(iii) encourage or induce, directly or indirectly, any customer or supplier of the Company who is a customer or supplier of the Company within the Restricted Area immediately prior to the Closing, or is a prospective customer or supplier of the Company within the Restricted Area immediately prior to the Closing, to curtail, cancel or materially reduce its business or refrain from doing business with, Buyer or its Affiliates (which after Closing includes the Company) within the Restricted Area.

Notwithstanding the foregoing provisions of this Section 5.10(c), Seller may own, solely as an investment, securities of an entity that is engaged in the Restricted Business within the Restricted Area if (1) Seller is not an Affiliate of the issuer of such securities, (2) Seller does not, directly or indirectly, beneficially own more than 5% in the aggregate of such class of securities, and (3) Seller has no active participation in such entity.

(d) From the Closing Date and for a period of 2 years thereafter (or with respect to any contract with a term longer than two years, for a period equivalent to the term of such contract) (such period, the “Confidentiality Period”), Seller shall, and shall cause its Affiliates and Outrigger, to, hold in confidence and not use, any Confidential Information; provided, however, that Outrigger, Seller and its Affiliates shall be able to use or disclose any such Confidential Information (i) as may be reasonably required by Outrigger, Seller or its Affiliates in connection with any insurance proceedings or Tax audits against or proceedings concerning Outrigger, Seller or its Affiliates or (ii) to enforce its rights and comply with its obligations under this Agreement. If Outrigger, Seller or any of its Affiliates is requested or compelled during the Confidentiality Period to disclose any Confidential Information by judicial or administrative process, by any Governmental Authority or by other requirements of Law, Outrigger, Seller or such Affiliate (as applicable) shall be permitted to make such disclosure; provided, however, that Outrigger, Seller or such Affiliate (as applicable), to the extent permitted by applicable Law, promptly notifies Buyer in writing and discloses only that portion of such Confidential Information that Outrigger, Seller or such Affiliate (as applicable) is legally required to disclose and that Outrigger, Seller or such Affiliate (as applicable) provides reasonable cooperation to Buyer, at Buyer’s expense, with respect to any actions taken by Buyer to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded Confidential Information. Further, notwithstanding any other provision in this Agreement, Seller may disclose Confidential Information to Seller’s Affiliates and each of their respective partners, members, officers, managers, directors, agents and investors to the extent Seller deems reasonably necessary in connection with the transactions contemplated by this Agreement, subject to the confidentiality and non-use restrictions set forth in this Section 5.10(d) and Seller shall be responsible for a breach by Outrigger, Seller’s Affiliates and each of their respective partners, members, officers, managers, directors, agents and investors of this Section 5.10(d) to the extent Seller provides Confidential Information to Outrigger, such Affiliates or such other persons.

(e) Seller hereby agrees that if Seller violates or threatens to violate any of the provisions of this Section 5.10, it would be difficult to determine the entire cost, damage or injury which Buyer and its Affiliates would sustain. Seller acknowledges that if it violates any of the provisions of this Section 5.10, Buyer may have no adequate remedy at law. In the event of such violation, Buyer shall have the right, in addition to any other rights that may be available to it, to seek to obtain in any court of competent jurisdiction injunctive relief to restrain any violation by Seller of any provision of this Section 5.10 or to seek to compel specific performance by Seller of one or more of its obligations under this Section 5.10. The seeking or obtaining by Buyer of such injunctive relief shall not foreclose or in any way limit the right of Buyer to obtain a money judgment against Seller for any damage to Buyer that may result from any breach by Seller of any provision of this Section 5.10.

(f) Seller acknowledges that the covenants contained in Section 5.10 are reasonable in geographic and temporal scope and that the scope of each of the activities being restrained is reasonable and does not impose a greater restraint than is necessary to protect the goodwill or other business interest of Buyer and the Company. If any court of competent jurisdiction determines that any of such covenants, provisions or portions of Section 5.10, or any part thereof, are unenforceable or otherwise invalid, then (i) the validity and enforceability of any remaining covenants, provisions or portions thereof shall not be affected by such determination, (ii) those of such covenants, provisions or portions that are determined to be unenforceable because of the duration or scope thereof shall be reformed if possible by the court to reduce their duration or scope so as to render the same enforceable against Seller to the maximum duration and broadest scope permitted by law, and if such reformation is not possible, then severance by the court, and (iii) all remaining covenants, provisions, portions and terms of this Section 5.10 shall be valid and enforceable to the fullest extent permitted by law.

Section 5.11. Update of Schedules. From time to time prior to the Closing Date and in accordance with the last sentence of this Section 5.11, Seller shall supplement or amend the Schedules with respect to any event, development, occurrence or non-occurrence of an event hereafter arising and of which Seller has Knowledge (each a “Schedule Supplement”) if such event, development, occurrence or non-occurrence of an event has caused, or would reasonably be expected to cause, any representation or warranty made by it to be untrue or inaccurate. For all purposes, including for purposes of Article 9 and for purposes of determining whether the conditions to Closing set forth in Article 6 have been fulfilled, the Schedules shall be deemed to include only that information contained in the Schedules on the Execution Date and shall be deemed to exclude the Schedule Supplement; provided, however, that if such event, development, occurrence or non-occurrence of any event which is the subject of the Schedule Supplement gives Buyer the right to terminate this Agreement on account of a breach of Seller’s representations, warranties and covenants under this Agreement relating to the Schedule Supplement, but Buyer does not terminate this Agreement and Closing occurs, then Buyer shall not be entitled to make any indemnity Claim with respect to the matter or matters on the Schedule Supplement that gave Buyer the right to terminate this Agreement. Seller agrees to provide any such Schedule Supplement to Buyer (i) no later than 5 Business Days prior to the Closing Date with respect to any event, development, occurrence or non-occurrence of an event that arises prior to the 5th Business Day prior to the Closing Date, and (ii) promptly (but in any event within 1 Business Day) following any event, development, occurrence or non-occurrence of an event that arises after the fifth Business Day prior to the Closing Date and before 1 Business Day prior to the Closing Date.

Section 5.12. Loss Events.

(a) If, after the Execution Date but prior to the Closing, all or any portion of the Company Assets are destroyed or damaged by fire, flood, earthquake, storm, theft, vandalism, explosion, blowout, riot, sabotage, accident or other casualty of a similar nature and the aggregate amount of the reasonably estimated Restoration Cost in respect thereof exceeds $100,000 (a “Casualty Loss”) or is taken in condemnation or under right of eminent domain and the aggregate amount of the reasonably estimated Restoration Cost in respect thereof exceeds $100,000 (a “Takings Loss” and together with a Casualty Loss, a “Loss Event”), Seller will promptly send notice to Buyer of the occurrence of such event (a “Loss Event Notice”) and provide Buyer with all reasonably requested information with respect thereto, including allowing Buyer and its Representatives to visit and survey the damage resulting therefrom. If either Party believes in good faith that the amount of the aggregate Restoration Cost for such Loss Events is equal to or exceeds $2,000,000, the Parties will together promptly select an independent third-party appraiser with relevant expertise in assets of the type that suffered the Loss Event (an “Appraisal Firm”) who will be engaged to determine the amount of Restoration Cost for such Loss Event. If the Parties are unable to agree upon an Appraisal Firm by the expiration of 15 days following the delivery of the Loss Event Notice, each of Seller, on the one hand, and Buyer, on the other hand, will select a separate Appraisal Firm to determine the Restoration Cost. If the two Appraisal Firms so selected do not agree on the Restoration Cost, then the two Appraisal Firms will select a third Appraisal Firm to determine the Restoration Cost. The final Restoration Cost will be the average of the two Restoration Cost estimates that are the closest in amount relative to each other. Each Party will use its Commercially Reasonable Efforts to cause any Appraisal Firm engaged by such party in accordance with this Section 5.12(a) to return its determination of the Restoration Cost within 30 days after the date of such appraiser’s engagement by such Party; provided that neither Party may delay the Closing for the time periods set forth in this Section 5.12(a) for the determination of the Restoration Cost unless such Party, upon delivery of a Loss Event Notice, believes in good faith that the amount of the aggregate Restoration Cost for such Casualty Loss is equal to or exceeds $5,000,000; provided further, that if Closing occurs prior to determination of the Restoration Cost by the Appraisal Firm(s), the Restoration Cost used at Closing shall be Buyer’s good faith estimate of the Restoration Cost (the “Estimated Restoration Cost”) and after the determination of the Restoration Cost by the Appraisal Firm(s) (the “Appraised Restoration Cost”) is made, if the Estimated Restoration Cost is less than the Appraised Restoration Cost, then Seller shall promptly pay to Buyer the amount of such difference and if the Appraised Restoration Cost is less than the Estimated Restoration Cost, Buyer shall promptly pay to Seller the amount of such difference.

(b) Subject to Section 5.12(c) and Section 5.12(d), in the event of any such Loss Event, at the Closing, the Company and Seller will promptly pay to Buyer all sums paid to Seller or its Affiliates by any insurance company or other Person for the Restoration Cost of the Loss Event.

(c) In the event of a Loss Event after the Execution Date but prior to the Closing involving an aggregate Restoration Cost that is greater than $2,000,000 but less than $13,000,000, Seller and Buyer will proceed with the Closing but the Base Consideration will be adjusted downward by the estimated Restoration Cost (as determined pursuant to Section 5.12(a)) for such Loss Event; provided that, in such case, to the extent that the Base Consideration is so reduced, all insurance proceeds (other than for business interruption, if any) or condemnation awards received by Seller, the Company or their respective Affiliates, with respect to such Loss Event, whether before or after the Closing, will be retained by or promptly paid to Seller upon receipt, notwithstanding anything to the contrary in Section 5.12(b).

(d) If after the Execution Date but prior to the Closing, there is a Loss Event and the aggregate Restoration Cost is equal to or greater than $13,000,000 as established in accordance with Section 5.12(a), either Seller or Buyer may elect to terminate this Agreement by giving 5 days’ prior written notice to the other Party; provided, that Seller shall not be entitled to terminate this Agreement in accordance with this Section 5.12(d) if Buyer agrees to proceed with the Closing and in such case the Base Consideration will be reduced by only $13,000,000 notwithstanding the fact that the Restoration Cost in respect of such Loss Event is greater than $13,000,000 (and, for the avoidance of doubt, Seller shall have no responsibility under this Agreement or otherwise for such excess amount), and in such a case insurance proceeds shall be paid as set forth in the immediately following sentence. If neither

Party exercises such right to terminate or if Buyer agrees to proceed with the Closing in accordance with the proviso to the foregoing sentence, then Seller and Buyer will proceed with the Closing but the Base Consideration will be adjusted downward by (i) the estimated Restoration Cost for such Loss Event (as determined pursuant to Section 5.12(a)) or (ii) if Buyer agrees to proceed with the Closing in accordance with the proviso to the foregoing sentence, $13,000,000 (as applicable); provided that, in such case, to the extent the Base Consideration is so reduced, all insurance proceeds (other than proceeds from business interruption insurance, if any) or condemnation awards received by Seller, the Company or their respective Affiliates, with respect to such Loss Event, whether before or after the Closing, will be retained by or promptly paid to Seller upon receipt, notwithstanding anything to the contrary in Section 5.12(b), up to the amount of the Restoration Cost, provided that, if Buyer agrees to proceed with the Closing in accordance with the proviso to the foregoing sentence, Buyer shall be entitled to any such insurance proceeds and condemnation awards received by Seller, the Company or their respective Affiliates in excess of $13,000,000 in an amount equal to the Restoration Cost minus $13,000,000; provided, however, all insurance proceeds, if any, from business interruption or other similar insurance received by Seller, the Company or their respective Affiliates, with respect to such Loss Event, whether before or after the Closing, shall be promptly paid to Buyer.

(e) The occurrence of a Loss Event after the Execution Date but prior to the Closing will not, in and of itself, be deemed a breach of Seller’s representations and warranties, covenants or other obligations under this Agreement absent some other breach of Seller’s representations and warranties, covenants or other obligations under this Agreement. An election by either Party to exercise its right pursuant to Section 5.12(d) to terminate this Agreement will not, in and of itself, result in any breach of any representation, warranty or covenant of such Party under this Agreement.

(f) In the event of any Loss Event, Seller and Buyer agree, as applicable, to use Commercially Reasonable Efforts and, if applicable, to cause the Company to use Commercially Reasonable Efforts, to pursue claims and collect any amounts to which the Company may be entitled under the applicable insurance policies or condemnation awards in respect of such Loss Event.

Section 5.13. No Solicitation of Other Bids. Seller will not, and will not authorize or permit Outrigger or any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments to effect an Acquisition Proposal. Seller will immediately cease and cause to be terminated, and will cause Outrigger and its Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal. For purposes hereof, “Acquisition Proposal” will mean any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, membership interest exchange or other business combination transaction involving the Company; (ii) the issuance or acquisition of membership interests or other equity securities in the Company; or (iii) the sale, lease, exchange or other disposition of any significant portion of the Company’s properties or assets.

Section 5.14. Transferred Employees.

(a) Contemporaneously with the execution hereof, Seller is delivering to Buyer Schedule 5.14(a), which will not be attached to this Agreement, and which lists all of Field Business Employees. Schedule 5.14(a) sets forth (i) each such Field Business Employee’s job title, date of hire and (ii) each such person’s current annualized base salary or base hourly wage, date of last salary increase and a summary of material bonuses and other compensation, including all vacation or sick time or other paid time off which is accrued but unused, if any, payable to such Field Business Employee by Seller or its Affiliates, including any payments or benefits which may be conditioned upon or due upon Closing or termination of the Field Business Employee’s relationship with the Company or its Affiliates. Seller and its Affiliates shall, upon reasonable prior written notice from Buyer and for the sole purpose of enabling Buyer to determine which Business Employees to make Employment Offers (as defined below) to, permit the Buyer a reasonable opportunity to interview each of the Business Employees prior to the Closing Date and shall provide to Buyer reasonable access to the personnel files regarding such Business Employees (other than Business Employees designated as “corporate” employees on Schedule 3.11(b)(i), subject to appropriate limitations as required by applicable Law.

(b) Buyer or any of its Affiliates may, but is not required to, make offers to one or more Business Employees for employment with Buyer or its Affiliates (the “Employment Offers”). Any such Employment Offers shall be made not less than five days prior to the Closing Date. Employment Offers will include an offer of benefits similar to the benefits provided to comparable employees of Buyer. Each Employment Offer will comply with the requirements of applicable Law and will specify that, if the Employment Offer is accepted by the Business Employee, such Business Employee’s employment with Buyer or its Affiliate (as applicable) will commence as of the Closing Date; provided, however, that each such Employment Offer shall be contingent on the occurrence of the Closing and on the Business Employee meeting Buyer’s standard employment conditions for comparable actively working employees/contractors, including background checks and drug testing and authorization to work in the United States. Promptly following Seller’s receipt of written notice from Buyer regarding any Employment Offers made by Buyer, and in any event, prior to Closing, Seller shall, or shall cause Outrigger or its Affiliates to, terminate the employment or other relationship with each Field Business Employee and to whom Buyer elects to make an Employment Offer (and who has not otherwise resigned), which termination shall be conditional on the occurrence of the Closing and effective as of the Closing Date. On the Closing Date, Seller shall pay or cause to be paid, to each Field Business Employee who accepts employment with Buyer, (i) all earned wages or salaries that relate to periods on or prior to the Closing Date, and (ii) all unused vacation time, sick time and other time-off benefits that each such unused vacation time, sick time and other time-off benefits has accrued, but not used, as of the Closing Date (“PTO Amounts”). With respect to any Field Business Employees who accept employment with Buyer, Buyer shall promptly reimburse the Seller for the PTO Amounts and which are either set forth on Schedule 5.14(a) or have been accrued in the ordinary course of business of the Company since the Execution Date.

(c) Seller and its Affiliates (which shall not include the Company after Closing) shall be solely responsible for all Liabilities with respect to, and the payment of all, compensation, benefits and all other similar obligations whatsoever, relating to any current or former employee (including, but not limited to, the Business Employees), officer or director of Outrigger, Seller or its Affiliates, or any person engaged by Outrigger, Seller or its Affiliates in his or her individual capacity as an independent contractor or in his or her individual capacity as a consultant of Outrigger, Seller or its Affiliates who, in each case, provided services to the Company, including hourly pay, commission, bonus, salary, fringe, pension or profit sharing benefits, vacation or sick time or other paid time off, change of control payments or severance pay, which, in each case, arose during or is relating to any service with Outrigger, Seller and its Affiliates at any time at or prior to the Closing Date (collectively, the “Pre-Closing Employment Liabilities”). Buyer and its Affiliates (which includes the Company after Closing) shall be solely responsible for all Liabilities, and the payment of all compensation and all other obligations whatsoever, relating to any Business Employees who accept Employment Offers, including hourly pay, commission, bonus, salary, accrued vacation, fringe, pension or profit sharing benefits, vacation or sick time or other paid time off, or severance pay, which, in each case, arise during or is relating to any service with Buyer or its Affiliates (which, following the Closing, includes the Company) at any time at or following the Closing Date (collectively, the “Post-Closing Employment Liabilities”). On the Closing Date or within six days thereafter (or such earlier date as may be required under applicable Law), Seller shall pay or cause to be paid, to each Business Employee who accepts an Employment Offer all earned but unpaid wages or salaries that relate to their employment by Outrigger, Seller or any of its Affiliates for the final pay period in which the Closing Date occurs.

(d) At Buyer’s request, Seller shall assign, or to cause its Affiliates to assign, the Master Service Agreement and the Confidentiality and Non-Disclosure, each effective May 26, 2016, and each by and among Wood Group PSN, Inc., Wood Group Production and Consulting Services Inc. and Outrigger Energy LLC (the “Wood Group Agreements”), to the Buyer, its Affiliates and the Confidentiality and Non-Disclosure Agreement, or the Company prior to Closing. Buyer shall reimburse Seller for any termination or other similar fees incurred by Seller under the Wood Group Agreements following the Closing if (i) Buyer does not provide Seller notice of its intent to request an assignment of the Wood Group Agreements at least thirty (30) days prior to Closing and (ii) as of the Closing Date, the Wood Group Agreements have not been assigned to Buyer.

Section 5.15. Access to Information.

(a) Within 20 Business Days after Closing, Seller shall deliver (at Seller’s sole expense) to a location of Buyer’s choice all of the Company’s books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers and electronic files relating to the Company Business and Company Assets (the “Records”) of the Company that are in the possession of Sellers and its Affiliates and not the Company. Additionally, within 20 Business Days after Closing Seller shall deliver to the Buyer files containing physical copies of all title insurance policies, title opinions, title abstracts, deeds covering the Owned Real Property, and surveys in possession of Seller or its Affiliates or their Representatives relating to the Real Property, and physical copies of all Real Property Leases and Easements.

(b) After the Closing Date, Buyer will grant to Seller (or its Representatives), access at all reasonable times to all Records relating to the period prior to Closing in possession of the Company or Buyer and its Affiliates, and will afford such Party the right to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to prepare such Party’s financial statements and tax reports, implement the provisions of this Agreement, or to investigate or defend any Claims among the Parties and/or their Affiliates arising under this Agreement. Buyer will maintain such Records until the seventh anniversary of the Closing Date (or for such longer period of time as Seller may reasonably determine is necessary in order to have the Records available with respect to Tax matters), or if any of the Records pertain to any Claim or dispute pending on the seventh anniversary of the Closing Date, Buyer will maintain any of the Records designated by Seller or its Representatives until such Claim or dispute is finally resolved and the time for all appeals has been exhausted.

Section 5.16. Insurance Matters.

(a) Buyer acknowledges and agrees that, from and after the Closing Date (i) Seller or its Affiliates may terminate coverage with respect to the properties and assets of the Company under any insurance policies maintained by the Company or with respect to which the Company is a named insured or otherwise the beneficiary of coverage (the “Seller Insurance Policies”); (ii) none of the properties or assets of the Company will be covered under Seller Insurance Policies following the Closing Date; and (iii) Buyer shall become solely responsible for procuring, maintaining and paying for all insurance policies with respect to post-Closing issuance coverage for the properties and assets of the Company.

(b) Except as otherwise provided by and subject to Section 5.12 and Article 9, Seller and its Affiliates shall be entitled to receive and retain any and all amounts paid to insured Persons pursuant to any Seller Insurance Policy in respect of any insurance claim relating to the conduct of the business of the Company prior to the Closing Date.

Section 5.17. Continuing Indemnification.

(a) For a period of 180 days from the Closing Date, regardless of any amendments of the Organizational Documents of the Company, Buyer shall cause the Company to honor and provide all rights to indemnification and advancement of expenses existing as of the Closing Date in favor of Seller, in its capacity as the sole member of the Company, and its Affiliates and their respective members, shareholders, partners, directors, officers, managers, employees, representatives, and agents (collectively, the “Member Indemnified Persons”), as provided in the Organizational Documents of the Company immediately prior to Closing; provided that, if any Claim or Claims are asserted or made within such 180 day period, all rights to indemnification and advancement of expenses in respect of such Claim or Claims shall continue until the final disposition of any and all such Claims.

(b) The obligations of Buyer and the Company under this Section 5.17 shall survive the Closing and shall not be terminated or modified in such a manner as to affect adversely any Member Indemnified Person to whom this Section 5.17 applies without the consent (which consent shall not be unreasonably withheld or delayed) of such affected Member Indemnified Person (it being expressly agreed that the Member Indemnified Persons to whom this Section 5.17 applies shall be third-party beneficiaries of this Section 5.17, each of whom may enforce the provisions of this Section 5.17).

(c) In the event Buyer, the Company or any of their respective successors or assigns, within 180 days of the Closing Date, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Person in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer or the Company, as the case may be, shall assume all of the obligations set forth in this Section 5.17. The agreements and covenants contained in this Section 5.17 shall not be deemed to be exclusive of any other rights to which any Member Indemnified Person is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the rights provided for in this Section 5.17 are not prior to, or in substitution for, any such claims under any such policies.

Section 5.18. Financial Statements. Seller shall use Commercially Reasonable Efforts to have prepared at Seller’s cost and expense, by Seller’s certified public accounting firm, Anton Collins Mitchell LLP, and delivered to Buyer, on or before the later of (i) March 31, 2017 and (ii) 5 days following the Closing, the audited financial statements of Seller, for the years ending December 31, 2015 and December 31, 2016, which shall include a balance sheet, income statement, and statement of cash flows. For a period of six months after Closing, at Buyer’s request, Seller shall use its Commercially Reasonable Efforts to have prepared, at Buyer’s cost and expense, by Anton Collins Mitchell LLP, and delivered to Buyer, within 30 days following such request any other financial statements of the Company required in connection with the financing efforts or capital markets transactions undertaken by Buyer or its Affiliates or otherwise required by Buyer for financial reporting purposes. Buyer shall (a) provide access to the books and records and other information of the Company reasonably required for the preparation of the financial statements required by the immediately preceding sentence of this Section 5.18 and (b) reasonably cooperate with Seller in connection with the preparation of the financial statements required by this Section 5.18. Furthermore, Seller shall request Anton Collins Mitchell LLP (at Buyer’s expense) to provide any consent necessary to the filing of such financial statements with the Securities and Exchange Commission and to provide such customary representation letters as are necessary in connection therewith. Buyer will indemnify, defend and hold harmless Seller and its Affiliates and each of their respective officers, directors, members, managers, partners, employees, agents and representatives, and their respective successors and assigns, from and against any claims, liabilities, costs, expenses or losses arising out of the preparation of or the use by Buyer of the financial statements, cooperation or requests, contemplated by this Section 5.18 with respect thereto; provided, however, this shall not limit the Buyer’s right to indemnification pursuant to Article 9.

Section 5.19. Waiver of other Representations. IN ENTERING INTO THIS AGREEMENT, BUYER HAS RELIED ONLY UPON THE REPRESENTATIONS, WARRANTIES AND COVENANTS SET FORTH IN THIS AGREEMENT AND THE TRANSACTION DOCUMENTS, AND ITS DUE DILIGENCE INVESTIGATION AND ANALYSIS OF THE COMPANY AND THE COMPANY ASSETS. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, BUYER:

(a) ACKNOWLEDGES AND AGREES IT HAS NOT BEEN INDUCED BY AND HAS NOT RELIED UPON ANY REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS OR IMPLIED, MADE BY SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE DIRECTORS, MANAGERS, OFFICERS, EQUITY HOLDERS, EMPLOYEES, CONTROLLING PERSONS, AGENTS, ADVISORS OR REPRESENTATIVES THAT ARE NOT EXPRESSLY SET FORTH IN ARTICLE 3 (SUBJECT TO THE LIMITATIONS SET FORTH IN SECTION 3.24) OR IN THE TRANSACTION DOCUMENTS, WHETHER OR NOT SUCH REPRESENTATIONS, WARRANTIES OR STATEMENTS WERE MADE IN WRITING OR ORALLY;

(b) ACKNOWLEDGES AND AGREES THAT, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN OR IN THE TRANSACTION DOCUMENTS (A) IN ACQUIRING THE MEMBERSHIP INTERESTS, BUYER IS ACQUIRING THE COMPANY ASSETS ON AN “AS IS, WHERE IS, WITH ALL FAULTS” BASIS AND (B) SELLER, ON BEHALF OF ITSELF AND ITS AFFILIATES, EXPRESSLY DISCLAIMS, AND BUYER HAS NOT RELIED UPON, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO (1) TITLE TO ANY ASSETS OF THE COMPANY, INCLUDING THE COMPANY ASSETS, (2) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM RELATING TO THE COMPANY BUSINESS, THE MEMBERSHIP INTERESTS OR ASSETS OF THE COMPANY, INCLUDING THE COMPANY ASSETS, (3) ANY ESTIMATES OF THE VALUE OF THE COMPANY BUSINESS, THE MEMBERSHIP INTERESTS OR ASSETS OF THE COMPANY, INCLUDING THE COMPANY ASSETS, OR FUTURE REVENUES GENERATED THEREBY, (4) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN, MARKETABILITY, PROSPECTS (FINANCIAL OR OTHERWISE) OR RISKS AND OTHER INCIDENTS OF THE COMPANY BUSINESS, THE MEMBERSHIP INTERESTS OR ASSETS OF THE COMPANY, INCLUDING THE COMPANY ASSETS OR (5) ANY OTHER DUE DILIGENCE INFORMATION, AND FURTHER DISCLAIMS ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES;

(c) ACKNOWLEDGES AND AGREES THAT THE PURCHASE PRICE, AS ADJUSTED, FOR THE MEMBERSHIP INTERESTS HAS BEEN SPECIFICALLY NEGOTIATED AND ADJUSTED TO TAKE INTO ACCOUNT THE “AS IS, WHERE IS, WITH ALL FAULTS” NATURE OF THIS INVESTMENT AND THE DISCLAIMERS AND WAIVER OF REPRESENTATIONS AND WARRANTIES OF SELLER AND ITS AFFILIATES AS STATED HEREIN;

(d) ACKNOWLEDGES AND AGREES THAT NONE OF SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE DIRECTORS, MANAGERS, OFFICERS, EQUITY HOLDERS, EMPLOYEES, CONTROLLING PERSONS, AGENTS, ADVISORS OR REPRESENTATIVES MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY OF THE INFORMATION PROVIDED OR MADE AVAILABLE TO BUYER OR ITS AFFILIATES OR THEIR RESPECTIVE DIRECTORS, MANAGERS, OFFICERS, EQUITY HOLDERS, EMPLOYEES, CONTROLLING PERSONS, AGENTS, ADVISORS OR REPRESENTATIVES, INCLUDING ANY INFORMATION, DOCUMENT, OR MATERIAL PROVIDED OR MADE AVAILABLE, OR STATEMENTS MADE, TO BUYER OR ITS AFFILIATES OR THEIR RESPECTIVE DIRECTORS, MANAGERS, OFFICERS, EQUITY HOLDERS, EMPLOYEES, CONTROLLING PERSONS, AGENTS, ADVISORS OR REPRESENTATIVES DURING SITE OR OFFICE VISITS, IN ANY “DATA ROOMS” (INCLUDING INTERNET-BASED DATA ROOMS), MANAGEMENT PRESENTATIONS OR SUPPLEMENTAL DUE DILIGENCE INFORMATION PROVIDED TO BUYER OR ITS AFFILIATES OR THEIR RESPECTIVE DIRECTORS, MANAGERS, OFFICERS, EQUITY HOLDERS, EMPLOYEES, CONTROLLING PERSONS, AGENTS, ADVISORS OR REPRESENTATIVES IN CONNECTION WITH DISCUSSIONS OR ACCESS TO MANAGEMENT OF THE COMPANY OR IN ANY OTHER FORM IN EXPECTATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (COLLECTIVELY, THE “DUE DILIGENCE INFORMATION”), EXCEPT IN EACH CASE TO THE EXTENT EXPRESSLY SET FORTH IN THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 3 (SUBJECT TO THE LIMITATIONS SET FORTH IN SECTION 3.24) OR IN ANY TRANSACTION DOCUMENT;

(e) ACKNOWLEDGES AND AGREES THAT (A) THE DUE DILIGENCE INFORMATION INCLUDES CERTAIN PROJECTIONS, ESTIMATES AND OTHER FORECASTS, AND CERTAIN BUDGETS AND BUSINESS PLAN INFORMATION, INCLUDING THOSE ATTACHED AS EXHIBITS OR SCHEDULES TO THE TRANSACTION DOCUMENTS, (B) THERE ARE UNCERTAINTIES INHERENT IN ATTEMPTING TO MAKE SUCH PROJECTIONS, ESTIMATES AND OTHER FORECASTS AND PLANS AND IT IS FAMILIAR WITH SUCH UNCERTAINTIES, AND (C) EXCEPT IN EACH CASE TO THE EXTENT SET FORTH IN THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 3 (SUBJECT TO THE LIMITATIONS SET FORTH IN SECTION 3.24), OR IN ANY TRANSACTION DOCUMENT, WHICH MAY IMPACT CERTAIN FACTS, CIRCUMSTANCES OR CONDITIONS, UPON WHICH SUCH PROJECTIONS, ESTIMATES AND OTHER FORECASTS, BUDGETS AND PLANS MAY BE BASED), IT IS TAKING FULL RESPONSIBILITY FOR MAKING ITS OWN EVALUATIONS OF THE ADEQUACY AND ACCURACY OF ALL PROJECTIONS, ESTIMATES AND OTHER FORECASTS, BUDGETS AND PLANS SO FURNISHED TO IT, AND ANY USE OF OR RELIANCE BY IT ON SUCH PROJECTIONS, ESTIMATES AND OTHER FORECASTS, BUDGETS AND PLANS SHALL BE AT ITS SOLE RISK;

(f) AGREES, TO THE FULLEST EXTENT PERMITTED BY LAW, OR IN EACH CASE TO THE EXTENT SET FORTH IN THE REPRESENTATIONS AND

WARRANTIES SET FORTH IN ARTICLE 3 (SUBJECT TO THE LIMITATIONS SET FORTH IN SECTION 3.24), OR IN ANY TRANSACTION DOCUMENT, THAT NONE OF SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE DIRECTORS, MANAGERS, OFFICERS, EQUITY HOLDERS, EMPLOYEES, CONTROLLING PERSONS, AGENTS, ADVISORS OR REPRESENTATIVES SHALL HAVE ANY LIABILITY OR RESPONSIBILITY WHATSOEVER TO BUYER, ITS AFFILIATES OR THEIR RESPECTIVE DIRECTORS, MANAGERS, OFFICERS, EQUITY HOLDERS, EMPLOYEES, CONTROLLING PERSONS, AGENTS, ADVISORS OR REPRESENTATIVES ON ANY BASIS (INCLUDING IN CONTRACT OR TORT, UNDER FEDERAL OR STATE SECURITIES LAWS OR OTHERWISE) RESULTING FROM THE FURNISHING TO BUYER AND/OR ITS AFFILIATES, OR ANY BUYER’S AND/OR ITS AFFILIATES’ USE OF, ANY DUE DILIGENCE INFORMATION.

Section 5.20. Seller Release. Effective as of, and from and after the Closing and without any further action by Seller:

(a) Subject to Section 5.20(d), Seller, for itself and for each of its respective Affiliates, and each of their respective individual, past, present and future officers, directors, shareholders, members, managers, partners and employees, and all of the foregoing persons’ predecessors, successors, assigns, agents, representatives and advisors, hereby finally, unconditionally, irrevocably and absolutely forever releases, acquits, remises and discharges the Company and each of its individual, joint or mutual, past, present and future officers, directors, shareholders, members, managers, partners and employees, and all of the foregoing persons’ predecessors, successors, assigns, agents, representatives and advisors (collectively, the “Company Group”), from any and all actions, arbitrations, audits, hearings, investigations, litigation, orders, suits (whether civil, criminal, administrative, investigative or informal), debts, sums of money, interest owed, accounts, agreements, obligations, charges, damages, judgments, executions, obligations, costs, expenses, fees (including attorneys’ fees and court costs), counterclaims, claims, demands, causes of action and liabilities, including any rights to indemnification or reimbursement pursuant to any instrument or contract to which the Company is a party, and hereby finally, unconditionally, irrevocably and absolutely forever waives any and all offsets and defenses, in each case related to any action, inaction, event, circumstance or occurrence occurring or alleged to have occurred on or prior to the Closing Date and relating to the Company, whether known or unknown, absolute or contingent, matured or unmatured, foreseeable or unforeseeable, previously or presently existing or hereafter discovered, at law, in equity or otherwise, whether arising by statute, common law, in contract, in tort or otherwise, of any kind, character or nature whatsoever (collectively, the “Company Claims”), that Seller may now have, has ever had, or that might subsequently accrue to Seller directly or indirectly, including without limitation any Company Claims (i) relating to breach of the Organizational Documents of the Company, (ii) relating to requests for information or any failure to provide required reports or complete or correct information to Seller, (iii) relating to the operation or management of the Company, (iv) relating to any failure of the Company to offer the Seller the right to acquire any equity interests of the Company or any violation of any preemptive rights of the Seller, (v) except as set forth in Section 5.17 of this Agreement any rights of the Seller for indemnification of the Seller or advancement of expenses to the Seller under the Organizational Documents of the Company, (vi) relating to distributions or the failure to make distributions, (vii) relating to the negotiation, execution and closing of the transactions contemplated by this Agreement (collectively, the “Seller Released Claims”).

(b) THE RELEASE IN SECTION 5.20(a) IS SPECIFICALLY INTENDED TO OPERATE AND BE APPLICABLE EVEN IF IT IS ALLEGED, CHARGED OR PROVEN THAT ALL OR SOME OF THE CLAIMS OR DAMAGES RELEASED WERE SOLELY AND COMPLETELY CAUSED BY ANY ACTS OR OMISSIONS, WHETHER NEGLIGENT, GROSSLY NEGLIGENT, INTENTIONAL OR OTHERWISE, OF OR BY THE COMPANY GROUP.

(c) Seller represents and warrants that it has not transferred, pledged, assigned or otherwise hypothecated to any other Person all or any portion of any Seller Released Claims (or any Company Claims that would constitute Seller Released Claims but for any such transfer, pledge or assignment) or any rights or entitlements with respect thereto and this Section 5.20 does not violate or conflict with the terms of any contract, agreement or other instrument to which Seller is a party or by which Seller otherwise is bound.

(d) Nothing contained in this Section 5.20 is intended to, nor does it, limit, impair or otherwise modify or affect any rights of Seller or its Affiliates or the obligations of Buyer, the Company or any other member of the Company Group expressly set forth in this Agreement, or any other Transaction Documents, the ODO MIPSA (and any Transaction Documents as defined in the ODO MIPSA) or the OSDO MIPSA (and any Transaction Documents as defined in the OSDO MIPSA).

(e) Seller acknowledges and agrees that the provisions of Section 5.20 are valid, fair, adequate and reasonable and were agreed to with its full knowledge and consent, were not procured through fraud, duress or mistake and have not had the effect of misleading, misinforming or failing to inform Seller.

(f) Seller hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Claim or demand, or commencing, instituting or causing to be commenced, or assisting any party in the commencement of any action, proceeding, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative or informal) of any kind against any member of the Company Group based upon any Seller Released Claims released hereby. Seller understands and agrees that it is expressly waiving all Claims against the Company Group covered by this Section 5.20, including, but not limited to, those Claims that it may not know of or suspect to exist, which if known, may have materially affected the decision to provide this Section 5.20, and Seller expressly waives any rights under applicable law that provide to the contrary.

Section 5.21. Company Release. Effective as of, and from and after the Closing and without any further action by the Company:

(a) Subject to Section 5.21(d), the Company, for itself and for each of its respective Affiliates, and each of their respective individual, past, present and future officers, directors, shareholders, members, managers, partners and employees, and all of the foregoing persons’ predecessors, successors, assigns, agents, representatives and advisors, hereby finally, unconditionally, irrevocably and absolutely forever releases, acquits, remises and discharges Seller and each of its individual, joint or mutual, past, present and future officers, directors, shareholders, members, managers, partners and employees, and all of the foregoing persons’ predecessors, successors, assigns, agents, representatives and advisors (collectively, the “Seller Group”), from any and all actions, arbitrations, audits, hearings, investigations, litigation, orders, suits (whether civil, criminal, administrative, investigative or informal), debts, sums of money, interest owed, accounts, agreements, obligations, charges, damages, judgments, executions, obligations, costs, expenses, fees (including attorneys’ fees and court costs), counterclaims, claims, demands, causes of action and liabilities, including any rights to indemnification or reimbursement pursuant to any instrument or contract to which the Seller is a party, and hereby finally, unconditionally, irrevocably and absolutely forever waives any and all offsets and defenses, in each case related to any action, inaction, event, circumstance or occurrence occurring or alleged to have occurred on or prior to the Closing Date and relating to the Seller, whether known or unknown, absolute or contingent, matured or unmatured, foreseeable or unforeseeable, previously or presently existing or hereafter discovered, at law, in equity or otherwise, whether arising by statute, common law, in contract, in tort or otherwise, of any kind, character or nature whatsoever (collectively, the “Seller Claims”), that the Company may now have, has ever had, or that might subsequently accrue to the Company directly or indirectly (collectively, the “Company Released Claims”).

(b) THE RELEASE IN SECTION 5.21(a) IS SPECIFICALLY INTENDED TO OPERATE AND BE APPLICABLE EVEN IF IT IS ALLEGED, CHARGED OR PROVEN THAT ALL OR SOME OF THE CLAIMS OR DAMAGES RELEASED WERE SOLELY AND COMPLETELY CAUSED BY ANY ACTS OR OMISSIONS, WHETHER NEGLIGENT, GROSSLY NEGLIGENT, INTENTIONAL OR OTHERWISE, OF OR BY THE SELLER GROUP.

(c) The Company represents and warrants that it has not transferred, pledged, assigned or otherwise hypothecated to any other Person all or any portion of any Company Released Claims (or any Seller Claims that would constitute Company Released Claims but for any such transfer, pledge or assignment) or any rights or entitlements with respect thereto and this Section 5.21 does not violate or conflict with the terms of any contract, agreement or other instrument to which the Company is a party or by which the Company otherwise is bound.

(d) Nothing contained in this Section 5.21 is intended to, nor does it, limit, impair or otherwise modify or affect any rights of the Buyer, the Company or its Affiliates or the obligations of Seller, or any other member of the Seller Group expressly set forth in this Agreement, or any other Transaction Documents, the ODO MIPSA (and any Transaction Documents as defined in the ODO MIPSA) or the OSDO MIPSA (and any Transaction Documents as defined in the OSDO MIPSA).

(e) The Company acknowledges and agrees that the provisions of Section 5.21 are valid, fair, adequate and reasonable and were agreed to with its full knowledge and consent, were not procured through fraud, duress or mistake and have not had the effect of misleading, misinforming or failing to inform the Company.

(f) The Company hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Claim or demand, or commencing, instituting or causing to be commenced, or assisting any party in the commencement of any action, proceeding, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative or informal) of any kind against any member of the Seller Group based upon any Company Released Claims released hereby. The Company understands and agrees that it is expressly waiving all Claims against the Seller Group covered by this Section 5.21, including, but not limited to, those Claims that it may not know of or suspect to exist, which if known, may have materially affected the decision to provide this Section 5.21, and the Company expressly waives any rights under applicable law that provide to the contrary.

Section 5.22. Termination of Guarantees. On or prior to the Closing Date, the Company shall terminate each of the surety bonds, performance bond guarantees or financial assurances set forth on Schedule 3.20

ARTICLE 6.

CONDITIONS TO CLOSING

Section 6.1. Buyer’s Closing Conditions. Buyer’s obligations to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or to the extent permitted by applicable Laws, waiver by Buyer), at or prior to the Closing, of each of the following conditions:

(a) All Seller Required Governmental Authorizations will have been obtained and will be in full force and effect, and all applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated.

(b) Seller will have performed or caused the Company or its Affiliates to have performed and complied in all material respects with each of the covenants required by this Agreement to be performed or complied with by it or its Affiliates on or prior to the Closing Date.

(c) (i) The Fundamental Representations and Warranties contained in Article 3 will be true and correct in all respects as of the Execution Date and the Closing Date as if remade thereon (except in each case to the extent such representations and warranties speak to an earlier date, in which case as of such earlier date) and (ii) all other representations and warranties in Article 3 (A) (x) that include any materiality or Material Adverse Effect qualifiers will be true and correct in all respects as of the Execution Date and (y) that do not include any materiality or Material Adverse Effect qualifiers will be true and correct in all material respects as of the Execution Date (except in case of each of clauses (x) and (y) to the extent such representations and warranties speak to an earlier date, in which case as of such earlier date); and (B) without regard to any materiality or Material Adverse Effect qualifiers therein, will be true and correct in all respects as of the Closing Date as if remade thereon (except in each case to the extent such representations and warranties speak to an earlier date, in which case as of such earlier date) except to the extent that the failure of such representations and warranties to be so true and correct does not, individually or in the aggregate, constitute a Material Adverse Effect.

(d) There will not be any action or proceeding before any Governmental Authority with respect to which an unfavorable Order would prohibit the consummation of the transactions contemplated by this Agreement or declare the consummation of the transactions unlawful or require the consummation of the transactions to be rescinded.

(e) There shall not have occurred and be continuing between the Execution Date and the Closing Date any Material Adverse Effect.

(f) Seller shall have delivered, or caused to be delivered, each of the items set forth in Section 7.2.

(g) The closing of the transactions contemplated by the ODO MIPSA and OSDO MIPSA shall occur simultaneously with Closing; provided, however, this paragraph shall not be a closing condition of Buyer if the transactions contemplated by the ODO MIPSA and OSDO MIPSA do not close as a result of a breach of the Buyer of any of its covenants, representations or warranties set forth in the ODO MIPSA or OSDO MIPSA, as applicable.

Section 6.2. Seller’s Closing Conditions. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or to the extent permitted by applicable Laws, waiver by Seller), at or prior to the Closing, of each of the following conditions:

(a) The Buyer Required Governmental Authorizations will have been obtained and will be in full force and effect, and all applicable waiting periods (and any extensions thereof) under the HSR Act will have expired or otherwise been terminated.

(b) Buyer and, as applicable, its Affiliates will have performed and complied in all material respects with each of the covenants required by this Agreement to be performed or complied with by Buyer or its Affiliates, as applicable, on or prior to the Closing Date.

(c) (i) The Fundamental Representations and Warranties contained in Article 4 will be true and correct in all respects as of the Execution Date and the Closing Date as if remade thereon (except in each case to the extent such representations and warranties speak to an earlier date, in which case as of such earlier date) and (ii) all other representations and warranties in Article 4 (A) (x) that include any materiality or Buyer Material Adverse Effect qualifiers will be true and correct in all respects as of the Execution Date and (y) that do not include any materiality or Buyer Material Adverse Effect qualifiers will be true and correct in all material respects as of the Execution Date (except in case of each of clauses (x) and (y) to the extent such representations and warranties speak to an earlier date, in which case as of such earlier date); and (B) without regard to any materiality or Buyer Material Adverse Effect qualifiers therein, will be true and correct in all respects as of the Closing Date as if remade thereon (except in each case to the extent such representations and warranties speak to an earlier date, in which case as of such earlier date) except to the extent that the failure of such representations and warranties to be so true and correct does not, individually or in the aggregate, constitute a Buyer Material Adverse Effect..

(d) There will not be any action or proceeding before any Governmental Authority with respect to which an unfavorable Order would prohibit the consummation of the transactions contemplated by this Agreement or declare the consummation of the transactions unlawful or require the consummation of the transactions to be rescinded.

(e) There shall not have occurred and be continuing between the Execution Date and the Closing Date any Buyer Material Adverse Effect.

(f) Buyer shall have delivered, or caused to be delivered, each of the items set forth in Section 7.3.

(g) The closing of the transactions contemplated by the ODO MIPSA and OSDO MIPSA shall occur simultaneously with Closing; provided, however, this paragraph shall not be a closing condition of Seller if the transactions contemplated by the ODO MIPSA and OSDO MIPSA do not close as a result of a breach of the Seller of any of its covenants, representations or warranties set forth in the ODO MIPSA or OSDO MIPSA, as applicable.

ARTICLE 7.

CLOSING

Section 7.1. Closing. The “Closing” will be held at the offices of Vinson & Elkins LLP, 1001 Fannin Street, Suite 2500, Houston, Texas, on the 3rd Business Day following the satisfaction or waiver of all conditions to the obligations of the Parties set forth in Article 6 (other than those conditions that, by their nature, are to be satisfied only at the Closing Date, but subject to the satisfaction or waiver of such conditions at Closing in accordance with this Agreement) or such other date as Buyer and Seller may mutually agree in writing (the date on which the Closing occurs is referred to herein as the “Closing Date”).

Section 7.2. Seller’s Deliverables. Subject to the terms and conditions of this Agreement, at the Closing, Seller will execute and deliver (or cause to be executed and delivered) to Buyer each of the following documents (where the execution and delivery of the documents is contemplated), deliver (or cause to be delivered) to Buyer each of the following items (where the delivery of the items is contemplated) and take (or cause to be taken) each of the following actions (where the taking of action is contemplated):

(a) an assignment of Membership Interests, substantially in the form attached hereto as Exhibit B (the “Membership Interest Assignment”), duly executed by Seller;

(b) a certificate, dated as of the Closing Date, signed by a Responsible Officer of Seller, certifying that the conditions set forth in Section 6.1(b) and Section 6.1(c) have been satisfied;

(c) a transition services agreement, in substantially the form attached hereto as Exhibit C (the “Transition Services Agreement”), duly executed by Outrigger Energy LLC;

(d) an executed certificate of Seller, dated as of the Closing Date and certifying that Seller (or its Tax owner, as applicable) is not a “foreign person” within the meaning of Code Section 1445;

(e) an existence and good standing certificate (or its equivalent) for Seller and the Company from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which each of Seller and the Company is organized and each jurisdiction in which the Company is qualified to do business, dated no more than 10 days prior to the Closing Date;

(f) a duly executed certificate of the secretary of Seller certifying to, and to which is attached, (i) the certificate of formation of Seller, as amended up through the Closing Date, (ii) the resolutions of the Board of Managers of Seller authorizing the execution, delivery and performance by Seller of this Agreement and the transactions contemplated hereby, and (iii) a certificate in respect of the incumbency and true signatures of the Responsible Officers who execute this Agreement and any other Transaction Documents on behalf of Seller;

(g) a duly executed certificate of the secretary of the Company certifying to, and to which is attached, (i) the certificate of formation of the Company, as may have been amended up through the Closing Date and (ii) the limited liability company agreement of the Company, as may have been amended up through the Closing Date;

(h) evidence of termination of all Contracts between the Company and any Affiliates of Seller, without any further liability or obligation of the Company, in form and substance reasonably satisfactory to Buyer;

(i) duly executed payoff letters, with releases in form and substance reasonably satisfactory to Buyer (the “Pay-Off Letters”) with respect to all Indebtedness of the Company or any other Person affecting the Membership Interests or the Company Assets, if any, which is outstanding immediately prior to Closing; additionally, any financing statement terminations and Lien releases shall have been filed as necessary to remove any Liens (other than Permitted Liens) applicable to the Membership Interests or any of the Company Assets or the Pay-Off Letters shall state that such financing statement terminations and Lien releases shall be filed after receipt of the amounts set forth in the Pay-Off Letters;

(j) confirmatory releases, in substantially the form attached to the Closing Releases, duly executed by the Releasing Persons; and

(k) an escrow agreement in substantially the form attached hereto as Exhibit F (the “Escrow Agreement”), duly executed by Seller.

Section 7.3. Buyer’s Deliverables. Subject to the terms and conditions of this Agreement, at the Closing, Buyer will execute and deliver (or cause to be executed and delivered) each of the following documents (where the execution and delivery of the documents is contemplated), deliver (or cause to be delivered) each of the following items (where the delivery of the items is contemplated) and take (or cause to be taken) each of the following actions (where the taking of action is contemplated):

(a) the Membership Interest Assignment, duly executed by Buyer or Buyer’s Designated Affiliate;

(b) a certificate, dated as of the Closing Date, signed by a Responsible Officer of Buyer, certifying that the conditions set forth in Section 6.2(b) and Section 6.2(c) have been satisfied;

(c) an existence and good standing certificate (or its equivalent) for Buyer from the secretary of state or similar Governmental Authority of the jurisdiction under the Laws in which Buyer is organized, dated no more than 10 days prior to the Closing Date;

(d) a duly executed certificate of the secretary of Buyer certifying to, and to which is attached, (i) the certificate of formation of Buyer, as amended up through the Closing Date, (ii) the resolutions of the Board of Directors of the general partner of Buyer authorizing the execution, delivery and performance by Buyer of this Agreement and the transactions contemplated hereby, and (iii) a certificate in respect of the incumbency and true signatures of the Responsible Officers who execute this Agreement and any other Transaction Documents on behalf of Buyer;

(e) the Closing Amount by wire transfer as contemplated by Section 2.2;

(f) the Transition Services Agreement, duly executed by Buyer; and

(g) the Escrow Agreement, duly executed by Buyer.

Section 7.4. Signing Deliveries. Contemporaneously with the execution hereof, (a) the Persons set forth on Schedule 7.4(a) (the “Restricted Persons”) are executing and delivering non-competition and non-solicitation agreements in the form attached hereto as Exhibit D (the “Non-Compete Agreements”), duly executed by the Restricted Persons and (b) the Persons set forth on Schedule 7.4(b) (the “Releasing Persons”) are executing and delivering the releases in the form attached hereto as Exhibit E (the “Closing Releases”), duly executed by the Releasing Persons.

ARTICLE 8.

TERMINATION RIGHTS

Section 8.1. Termination Rights. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by mutual written consent of Buyer and Seller;

(b) by Seller or Buyer if any Order by any Governmental Authority preventing the consummation of the transactions contemplated hereby will have become final and non-appealable;

(c) by Seller in the event that there will have been a breach or inaccuracy of Buyer’s representations and warranties in this Agreement or a failure by Buyer to perform its covenants in this Agreement, in any such case in a manner that the conditions to the Closing set forth in Section 6.2(b) or Section 6.2(c) would not be satisfied (provided that none of the representations and warranties of Seller will have become and continue to be untrue in a manner that would cause the condition set forth in Section 6.1(c) not to be satisfied and there has been no failure by Seller to perform its covenants in such a manner as would cause the condition set forth in Section 6.1(b) not to be satisfied); provided, however, that if such breach, inaccuracy or failure is curable by Buyer through the exercise of its Commercially Reasonable Efforts then, in order for Seller to have a termination right under this Section 8.1(c), Seller must provide notice to Buyer, and for up to 30 days from the date Buyer receives notice of such breach, inaccuracy or failure from Seller, as long as Buyer continues to exercise such Commercially Reasonable Efforts, Seller may not terminate this Agreement under this Section 8.1(c) prior to the later of (x) the Termination Date or (y) the end of such 30 day period;

(d) by Buyer in the event that there has been a breach or inaccuracy of Seller’s representations and warranties in this Agreement or a failure by Seller to perform its covenants in this Agreement, in any such case in a manner that the conditions to the Closing set forth in Section 6.1(b) or Section 6.1(c) would not be satisfied (provided that none of the representations and warranties of Buyer will have become and continue to be untrue in a manner that would cause the condition set forth in Section 6.2(c) not to be satisfied and there has been no failure by Buyer to perform its covenants in such a manner as would cause the condition set forth in Section 6.2(b) not to be satisfied); provided, however, that if such breach, inaccuracy or failure is curable by Seller through the exercise of its Commercially Reasonable Efforts then, in order for Buyer to have a termination right under this Section 8.1(d), Buyer must provide notice to Seller, and for up to 30 days from the date Seller receives notice of such breach, inaccuracy or failure from Buyer, as long as Seller continues to exercise such Commercially Reasonable Efforts, Buyer may not terminate this Agreement under this Section 8.1(d) prior to the later of (x) the Termination Date or (y) the end of such 30 day period;

(e) by either Buyer or Seller following the Termination Date; provided that the right to terminate this Agreement under this Section 8.1(e) will not be available to any Party whose breach of any representation, warranty or covenant contained in this Agreement will have been the cause of, or will have resulted in, the failure of the Closing to occur on or before the Termination Date; or

(f) by either Buyer or Seller in accordance with Section 5.12.

Section 8.2. Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 8.1, all obligations of the Parties hereto will terminate, except for the provisions of this Section 8.2, and Section 3.24, Section 5.3(b), Section 5.3(c), Section 5.4, Section 9.6(c), Section 9.6(d) and Article 10 (other than Section 10.16)); provided further, that in the event this Agreement is terminated pursuant to Section 8.1(c), Section 8.1(d) or Section 8.1(e), nothing herein will prejudice the ability of the non-breaching Party from seeking damages from the other Party for any breach of this Agreement prior to termination and otherwise the Parties will have no liability to each other under or relating to this Agreement; provided further that the Confidentiality Agreement will remain in full force and effect following any termination of this Agreement pursuant to this Article 8.

(b) Notwithstanding Section 8.2(a), in the event of the termination of this Agreement pursuant to Section 8.1(a), Section 8.1(b), Section 8.1(c) or Section 8.1(e) (and at the time of any such termination pursuant to Section 8.1(e) the closing conditions in Section 6.1(a) or Section 6.2(a) have not been satisfied):

(i) the Parties agree to enter into a customary offload agreement, with such terms and conditions as are generally consistent with the terms and conditions set forth in the draft agreement set forth on Schedule 8.2(b)(i) and which shall (A) provide for the processing by Buyer or its Affiliates of 40 million cubic feet of natural gas per day for Seller, and (B) require Buyer to construct pipelines which are necessary to transport natural gas being gathered and transported by Seller to Buyer’s processing plant used for processing under the offload agreement entered into pursuant to this Section 8.2(b)(i); and

(ii) Buyer will promptly, but in any event within 5 Business Days after delivery by Seller of written notice to Buyer, reimburse Seller an amount equal to the Excess Capital Expenditures. “Excess Capital Expenditures” means the difference of (A) the amount of capital expenditures reasonably paid, incurred or committed to by Seller between the Execution Date and the date of the termination of this Agreement for capital expenditure projects made as a result of the written request of Buyer, and that Seller would not have reasonably been expected to be made or incurred in absence of this Agreement or Buyer’s request, and (B) the amount of capital expenditures that Seller could reasonably have been expected to be paid, incurred or committed to by Seller and its Affiliates, between the Execution Date and the date of termination of this Agreement, in the absence of this Agreement. Seller’s notice pursuant to this Section 8.2(b)(ii) shall contain Seller’s calculation of the amount to be reimbursed pursuant to this Section 8.2(b)(ii) together with a reasonably detailed explanation and supporting detail of the calculation thereof.

Section 8.3. Remedies.

(a) Seller’s Remedies. Notwithstanding anything herein to the contrary, but subject to the applicable limitations on liability herein, upon Buyer’s breach of any representation, warranty or covenant contained in this Agreement such that Seller would be entitled to terminate this Agreement pursuant to Section 8.1(c), Seller may terminate this Agreement and pursue or assert any of its rights, counterclaims, other remedies to which the Company is or may be entitled arising from or out of this Agreement or as otherwise provided by Law.

(b) Buyer’s Remedies. Notwithstanding anything herein to the contrary, but subject to the applicable limitations on liability herein, upon Seller’s breach of any representation, warranty or covenant contained in this Agreement such that Buyer would be entitled to terminate this Agreement pursuant to Section 8.1(d), Buyer may terminate this Agreement without any obligation to pay the Purchase Price and pursue or assert any of its rights, counterclaims, other remedies to which Buyer is or may be entitled arising from or out of this Agreement or as otherwise provided by Law.

(c) Buyer’s and Seller’s Remedy. Upon termination of this Agreement by a Party other than as contemplated by Section 8.2, Section 8.3(a) or Section 8.3(b), all obligations and liabilities of the Parties under this Agreement shall terminate and become void, subject to Section 8.2.

ARTICLE 9.

INDEMNIFICATION

Section 9.1. Survival. All representations and warranties contained in this Agreement will survive for 18 months after the Closing Date; provided, however, that the (a) representations and warranties under Section 3.12 (Taxes) (the “Tax Representations”) shall survive the Closing for the applicable Tax statute of limitations and any extension or waivers thereof in effect at Closing, plus 30 days and (b) the Fundamental Representations and Warranties (other than the Tax Representations) and Fraud Claims shall survive indefinitely. The covenants and agreements of the Parties contained in this Agreement will survive the Closing in accordance with their terms; provided that the right of any Party to make a claim for breach of any covenant of a Party that is (i) to be performed or satisfied at or before the Closing, will terminate 18 months after the Closing Date or (ii) to be performed or satisfied after the Closing, will terminate 30 days following the expiration of the applicable statute of limitations period. The indemnification obligations set forth in Section 9.2(c) shall survive Closing for the applicable Tax statute of limitations and any extension or waivers thereof in effect at Closing, plus 30 days.

Section 9.2. Indemnification of Buyer by Seller. Subject to the limitations on recourse and recovery set forth in this Article 9, from and after the Closing, Seller will indemnify, defend and hold harmless Buyer and its Affiliates (which after Closing will include the Company) and each of their respective officers, directors, members, managers, partners, employees, agents and representatives, and their respective successors and assigns (the “Buyer Indemnified Parties”) from and against any and all Losses imposed upon or against, or incurred by, the Buyer Indemnified Parties in connection with, relating to, arising out of or resulting from:

(a) the inaccuracy or breach of any representation or warranty made by Seller or the Company in Article 3 or any certificate delivered by Seller or the Company pursuant to this Agreement (each such inaccuracy or breach, a “Warranty Breach”);

(b) any nonfulfillment or breach by Seller or the Company of any covenant or agreement made by or on behalf of, Seller or the Company under this Agreement or the Membership Interest Assignment, provided, however, that Seller’s indemnification obligations with respect to any such nonfulfillment or breach by the Company pursuant to this Section 9.2(b) shall only apply to any nonfulfillment or breach by the Company occurring prior to Closing;

(c) any and all Seller Taxes; and

(d) any Pre-Closing Employment Liabilities.

Section 9.3. Indemnification of Seller by Buyer. Subject to the limitations on recourse and recovery set forth in this Article 9, from and after the Closing, Buyer will indemnify, defend and hold harmless Seller and its Affiliates and each of their respective officers, directors, members, managers, partners, employees, agents and representatives, and their respective successors and assigns (the “Seller Indemnified Parties”), from and against any and all Losses imposed upon or against, or incurred by, the Seller Indemnified Parties in connection with, relating to, arising out of or resulting from:

(a) the inaccuracy or breach of any representation or warranty made by Buyer in Article 4 or any certificate delivered by Buyer pursuant to this Agreement;

(b) any nonfulfillment or breach by Buyer of any covenant or agreement made by or on behalf of Buyer under this Agreement or the Membership Interest Assignment; and

(c) any Post-Closing Employment Liabilities.

Section 9.4. Limitations.

(a) Except for a Warranty Breach with respect to a Fundamental Representation and Warranty or for Losses resulting from Fraud (“Fraud Claims”), if any individual Claim or series of related Claims (if such Claim or series of related Claims arise out of the same or similar facts or circumstances) for indemnification by the Buyer Indemnified Parties that is made as a Claim for a Warranty Breach that is subject to indemnification under Section 9.2 results in Losses that do not exceed $100,000 (each a “De Minimis Loss”) then such De Minimis Losses will not be deemed to be Losses under this Agreement and will not be eligible for indemnification under this Article 9. For purposes of clarity, if any individual Claim or series of related Claims (if such Claim or series of related Claims arise out of the same or similar facts or circumstances) for indemnification by Buyer that is made as a Claim for a Warranty Breach that is subject to indemnification under Section 9.2 results in Losses that equal or exceed $100,000, then no portion of such Losses shall be considered a De Minimis Loss.

(b) Except for a Warranty Breach with respect to Fundamental Representations and Warranties and Fraud Claims, the Buyer Indemnified Parties will be entitled to be indemnified pursuant to Section 9.2 for Losses incurred for any Warranty Breach (excluding any De Minimis Loss) only if and to the extent that the aggregate amount of all such Losses exceeds $1,500,000.

(c) Except for a Warranty Breach with respect to Fundamental Representation and Warranties and Fraud Claims, Seller’s liability to the Buyer Indemnified Parties under Section 9.2(a) will be limited, in the aggregate, (i) to the Escrow Amount plus (ii) 10% of any amounts payable by Buyer to Seller pursuant to Section 2.4. Under no circumstance will Seller’s liability for any Losses arising out of or relating to this Agreement (including in respect of Fraud) exceed the Purchase Price.

(d) No indemnifying Person will be liable for any Losses that are subject to indemnification under Sections 9.2 or 9.3 unless a written demand for indemnification under this Agreement is delivered by the indemnified Person to the indemnifying Person with respect thereto prior to 5:00 P.M. Central Time on the date pursuant to Section 9.1 on which the survival period of the applicable representations and warranties or covenants expires, to assert a Claim for indemnification describing such Claim in reasonable detail, including the factual circumstances giving rise to and the provisions under this Agreement on which such Claim is based. Notwithstanding the foregoing, any Claim for indemnification under this Agreement that is duly brought prior to such time will survive until such matter is resolved.

(e) Notwithstanding anything to the contrary contained in this Agreement, under no circumstances will any Party or any of its Affiliates be entitled to recover more than one time for any Loss under this Agreement, and to the extent a Party or any of its Affiliates is compensated for a matter through the adjustments provided for in Section 2.3, such Party and its Affiliates will not have a separate right to indemnification for such matter.

Section 9.5. Claims Procedures.

(a) Promptly after receipt by any indemnified Person of notice (i) of the commencement or assertion of any Claim or Legal Proceeding by a third party or circumstances which, with the lapse of time, such indemnified Person believes is likely to give rise to a Claim or Legal Proceeding by a third party or (ii) of facts causing any indemnified Person to believe it has a Claim for indemnification hereunder (an “Asserted Liability”), such indemnified Person will give prompt written notice thereof (the “Claim Notice”) to the relevant indemnifying Person. Notwithstanding the foregoing, as long as the Claim Notice is given within the applicable survival period set forth in Section 9.1, the failure to so notify the indemnifying Person will not relieve the indemnifying Person of its obligations or liability hereunder, except to the extent such failure materially prejudices the indemnifying Person. The Claim Notice will describe the Asserted Liability in reasonable detail, and will indicate the amount (estimated, if necessary) of the Loss that has been or may be suffered. The indemnified Person and the indemnifying Person agree to keep each other reasonably appraised of any additional information concerning any Asserted Liability.

(b) As to an Asserted Liability arising from a third party action, the indemnifying Person will be, subject to the limitations set forth in this Section 9.5, entitled to assume control of and appoint lead counsel for such defense only for as long as it conducts such defense with reasonable diligence. The indemnifying Person will keep the indemnified Persons advised of the status of such third party action and the defense thereof on a reasonably current basis and will consider in good faith the recommendations made by the indemnified Persons with respect thereto. If the indemnifying Person assumes the control of the defense of any third party action in accordance with the provisions of this Section 9.5, the indemnified Person will be entitled to participate in the defense of any such third party action and to engage, at its expense, separate counsel of its choice for such purpose, it being understood, however, that the indemnifying Person will continue to control such defense; provided that notwithstanding the foregoing, the indemnifying Person will pay the reasonable costs and expenses of such defense (including reasonable attorneys’ fees) of the indemnified Persons if (x) the indemnified Person’s outside counsel will have reasonably concluded and advised in writing (with a copy to the indemnifying Person) that there are defenses available to such indemnified Person that are different from or additional to those available to the indemnifying Person, or (y) the indemnified Person’s outside counsel will have advised in writing (with a copy to the indemnifying Person) the indemnified Person that there is a conflict of interest that would make it inappropriate under applicable standards of professional conduct to have common counsel for the indemnifying Person and the indemnified Person.

Notwithstanding the foregoing, (i) the indemnifying Person will obtain the prior written consent of the indemnified Person before entering into any settlement, compromise, admission or acknowledgement of the validity of such Asserted Liability if the settlement requires an admission of guilt or wrongdoing on the part of the indemnified Person, subjects the indemnified Person to criminal liability or does not unconditionally release the indemnified Person from all liabilities and obligations with respect to such Asserted Liability or the settlement imposes injunctive or other equitable relief against, or any continuing obligation or payment requirement on, the indemnified Person and (ii) the indemnified Person will be entitled to participate, at its own cost and expense, in the defense of such Asserted Liability and to engage separate counsel of its choice for such purpose.

(c) Each Party will cooperate in the defense or prosecution of any Asserted Liability arising from a third party action and will furnish or cause to be furnished such records, information and testimony (subject to any applicable confidentiality agreement), and attend such conferences, discovery proceedings, hearings, trials or appeals as may be reasonably requested in connection therewith.

(d) In the case of a Claim not based upon a third party action (“Direct Claim”), the indemnifying Person shall have forty-five (45) days from its receipt of the Claim Notice to either (i) admit its obligation to provide indemnification or (ii) dispute the Claim for indemnification, and provide a written explanation for its position and supporting documentation. In the event that the indemnifying Person disputes a Claim Notice for a Direct Claim, the Parties, including appropriate management representatives, shall promptly seek to negotiate a resolution in good faith. If the Parties are unable to resolve the dispute within ninety (90) days after the indemnifying Person first receives the Claim Notice for a Direct Claim, then the indemnified Person may seek any remedy available to it under this Agreement. If the indemnifying Person fails to respond to the Claim Notice relating to a Direct Claim within such forty-five (45) day period, then the indemnifying Person shall be conclusively deemed obligated to provide indemnity for all reasonable costs and expenses relating to the Direct Claim referenced in the Claim Notice.

Section 9.6. Waiver of Remedies.

(a) Other than for instances of Fraud by a Party and except as otherwise provided pursuant to the terms of the ODO MIPSA (and any Transaction Documents as defined in the ODO MIPSA), the OSDO MIPSA (and any Transaction Documents as defined in the OSDO MIPSA), the Escrow Agreement, the Transition Services Agreement, the Closing Releases, and any Non-Competition Agreement, the Parties hereby agree that from and after the Closing (i) no Party will have any liability, and neither Party will (and each Party will cause its respective Affiliates not to) make any Claim, for any Loss or any other matter, under, relating to or arising out of this Agreement (including breach of representation, warranty, covenant or agreement) or any other contract or other matter delivered pursuant hereto, or the transactions contemplated hereby, whether based on contract, tort, strict liability, other Laws or otherwise, except for a claim for indemnification pursuant to Article 9 or a claim for set off pursuant to Section 2.4(h), and (ii) this Article 9 and Section 2.4(h) set forth the sole and exclusive remedies available to the Parties and any other Person entitled to indemnification hereunder relating to the transactions contemplated by this Agreement, subject to Section 5.10, Section 5.12, Section 5.17 and Section 10.16.

(b) IN FURTHERANCE OF THE FOREGOING, EXCEPT AS OTHERWISE PROVIDED PURSUANT TO THE TERMS OF THE ODO MIPSA (AND THE TRANSACTION DOCUMENTS AS DEFINED IN THE ODO MIPSA), THE OSDO MIPSA (AND THE TRANSACTION DOCUMENTS AS DEFINED IN THE OSDO MIPSA), ESCROW AGREEMENT, THE TRANSITION SERVICES AGREEMENT, THE CLOSING RELEASES AND ANY NON-COMPETITION AGREEMENT), BUYER HEREBY WAIVES FROM AND AFTER THE CLOSING, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, ANY AND ALL CLAIMS, (OTHER THAN CLAIMS FOR (i) FRAUD OR (ii) EQUITABLE RELIEF RELATED TO THE BREACH OF ANY COVENANT OR AGREEMENT OF SELLER CONTAINED IN THIS AGREEMENT OR ANY OTHER TRANSACTION DOCUMENT REQUIRING PERFORMANCE AFTER THE CLOSING), BUYER OR ANY OF ITS AFFILIATES, INCLUDING THE COMPANY (WITH RESPECT TO THE PERIOD FROM AND AFTER THE CLOSING DATE), MAY HAVE AGAINST SELLER OR ANY OF ITS AFFILIATES (INCLUDING THE COMPANY WITH RESPECT TO THE PERIOD PRIOR TO THE CLOSING DATE), OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR ADVISORS ARISING FROM (I) THE TRANSACTION DOCUMENTS AND THE TRANSACTIONS CONTEMPLATED THEREBY, (II) THE MEMBERSHIP INTERESTS, THE COMPANY OR ANY COMPANY ASSET PRIOR TO CLOSING, OR (III) ANY ACTIONS OR OMISSIONS BY ANY OFFICER, DIRECTOR OR EMPLOYEE OF THE COMPANY, SELLER OR ANY OF THEIR RESPECTIVE AFFILIATES, IN SUCH PERSON’S CAPACITY AS SUCH, OR BY SELLER, IN ITS CAPACITY AS THE SOLE MEMBER OF THE COMPANY PRIOR TO THE CLOSING, PROVIDED ANY SUCH ACTIONS WERE TAKEN OR OMISSIONS WERE AVOIDED, IN EACH CASE, IN GOOD FAITH, EXCEPT PURSUANT TO THE INDEMNIFICATION PROVISIONS SET FORTH IN THIS ARTICLE 9, SECTION 2.3, SECTION 2.4(H) OR SECTION 10.16. SECTION 9.4(A)-(C) AND SECTION 9.6(A)-(B) SHALL APPLY TO ANY LOSS, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND WHETHER OR NOT ARISING FROM THE OTHER PARTY’S OR ANY OF ITS AFFILIATES’ SOLE, JOINT OR CONCURRENT NEGLIGENCE, GROSS NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT.

(c) NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, EXCEPT IN THE CASE OF FRAUD BY A PARTY WITH RESPECT TO, AND THEN ONLY TO THE EXTENT OF, A REPRESENTATION OR WARRANTY MADE BY SUCH PARTY IN THIS AGREEMENT, NO PARTY NOR ANY OF ITS AFFILIATES WILL BE LIABLE FOR THE FOLLOWING (“NON-REIMBURSABLE DAMAGES”): SPECIAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES (INCLUDING ANY DAMAGES ON ACCOUNT OF LOST PROFITS OR OPPORTUNITIES, OR LOST OR DELAYED BUSINESS BASED ON VALUATION METHODOLOGIES ASCRIBING A DECREASE IN VALUE TO THE COMPANY, ON THE BASIS OF A MULTIPLE REDUCTION IN A MULTIPLE BASED OR YIELD BASED MEASURE OF FINANCIAL PERFORMANCE), WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE AND

WHETHER OR NOT ARISING FROM THE OTHER PARTY’S OR ANY OF ITS AFFILIATES’ SOLE, JOINT OR CONCURRENT NEGLIGENCE, GROSS NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT; PROVIDED, HOWEVER, THAT (i) ANY AMOUNTS PAYABLE TO THIRD PARTIES (AND WHO ARE NOT AFFILIATES OF A PARTY) PURSUANT TO A CLAIM BY A THIRD PARTY (AND WHO ARE NOT AFFILIATES OF A PARTY) WILL NOT BE DEEMED TO BE NON-REIMBURSABLE DAMAGES, (ii) ANY AMOUNTS PAYABLE UNDER SECTION 2.4 WITH RESPECT TO THE 2017 EARN-OUT PAYMENT AMOUNT, THE 2018 EARN-OUT PAYMENT AMOUNT, THE CHANGE OF CONTROL AMOUNT OR ANY SOLD EARN-OUT CONTRACT PAYMENT WILL NOT BE DEEMED TO BE NON-REIMBURSABLE DAMAGES; AND (iii) LOST REVENUES IN RESPECT OF ANY MATERIAL CONTRACT ARISING OUT OF OR RELATING TO THE BREACH OF THE REPRESENTATIONS AND WARRANTIES WITH RESPECT TO SUCH MATERIAL CONTRACT IN SECTION 3.14(B), TO THE EXTENT SUCH LOST REVENUES ARE BASED ON THE TERMS OF SUCH MATERIAL CONTRACT AS OF THE EXECUTION DATE AND/OR THE CLOSING DATE, AS APPLICABLE, AND CONSTITUTE DIRECT DAMAGES, SHALL NOT BE DEEMED TO BE NON-REIMBURSABLE DAMAGES.

(d) NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, BUYER AGREES AND ACKNOWLEDGES THAT NO PERSON OTHER THAN SELLER (AND SELLER’S SUCCESSORS AND ASSIGNS) SHALL HAVE ANY OBLIGATION HEREUNDER, AND BUYER HAS NO RIGHTS OF RECOVERY HEREUNDER AGAINST ANY FORMER, CURRENT OR FUTURE OFFICER, DIRECTOR, MEMBER, MANAGER, PARTNER, EMPLOYEE, AGENT OR REPRESENTATIVE OF SELLER (AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS) (THE “SELLER AFFILIATED PERSONS”) AND EACH SELLER AFFILIATED PERSON’S FORMER, CURRENT OR FUTURE OFFICERS, DIRECTORS, MEMBERS, MANAGERS, PARTNERS, EMPLOYEES, AGENTS OR REPRESENTATIVES, AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, AS A RESULT OF THE BREACH OF ANY REPRESENTATION, WARRANTY, COVENANT, AGREEMENT OR OBLIGATION IN THIS AGREEMENT OR ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT. BUYER HEREBY WAIVES, AND SHALL CAUSE EACH OF ITS AFFILIATES TO WAIVE, ANY CLAIMS OR OTHER METHOD OF RECOVERY, WHETHER BASED ON CONTRACT, TORT OR STRICT LIABILITY, OR UNDER APPLICABLE LAW, AGAINST ANY SUCH SELLER AFFILIATED PERSON AND EACH FORMER, CURRENT OR FUTURE OFFICER, DIRECTOR, MEMBER, MANAGER, PARTNER, EMPLOYEE, AGENT AND REPRESENTATIVE OF SUCH SELLER AFFILIATED PERSON (OTHER THAN SELLER), AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, RELATING TO A BREACH OF ANY REPRESENTATION, WARRANTY, COVENANT, AGREEMENT OR OBLIGATION IN THIS AGREEMENT OR ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT.

(e) NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, SELLER AGREES AND ACKNOWLEDGES THAT NO PERSON OTHER THAN BUYER (AND BUYER’S SUCCESSORS AND ASSIGNS) SHALL HAVE ANY OBLIGATION HEREUNDER, AND SELLER HAS NO RIGHTS OF RECOVERY

HEREUNDER AGAINST ANY FORMER, CURRENT OR FUTURE OFFICER, DIRECTOR, MEMBER, MANAGER, PARTNER, EMPLOYEE, AGENT OR REPRESENTATIVE OF BUYER (AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS) (THE “BUYER AFFILIATED PERSONS”) AND EACH BUYER AFFILIATED PERSON’S FORMER, CURRENT OR FUTURE OFFICERS, DIRECTORS, MEMBERS, MANAGERS, PARTNERS, EMPLOYEES, AGENTS OR REPRESENTATIVES, AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, AS A RESULT OF THE BREACH OF ANY REPRESENTATION, WARRANTY, COVENANT, AGREEMENT OR OBLIGATION IN THIS AGREEMENT OR ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT. SELLER HEREBY WAIVES, AND SHALL CAUSE EACH OF ITS AFFILIATES TO WAIVE, ANY CLAIMS OR OTHER METHOD OF RECOVERY, WHETHER BASED ON CONTRACT, TORT OR STRICT LIABILITY, OR UNDER APPLICABLE LAW, AGAINST ANY SUCH BUYER AFFILIATED PERSON AND EACH FORMER, CURRENT OR FUTURE OFFICER, DIRECTOR, MEMBER, MANAGER, PARTNER, EMPLOYEE, AGENT AND REPRESENTATIVE OF SUCH BUYER AFFILIATED PERSON (OTHER THAN BUYER), AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, RELATING TO A BREACH OF ANY REPRESENTATION, WARRANTY, COVENANT, AGREEMENT OR OBLIGATION IN THIS AGREEMENT OR ANY CERTIFICATE DELIVERED PURSUANT TO THIS AGREEMENT.

Section 9.7. Determination of Amount of Damages; Mitigation.

(a) The amount of any Losses for which indemnification is provided under this Article 9 will be limited to the Losses suffered by the indemnified Person and will be computed net of (a) any insurance or other proceeds actually received by the indemnified Person in connection with such Losses (less any increase in premiums associated therewith, deductibles or reasonable costs incurred in obtaining such recovery) (b) any indemnity, contribution or other similar payment the indemnified Person actually received from any Person with respect to such Loss (less reasonable costs incurred in obtaining such recovery), and (c) any other payment or monetary recoupment actually received by the indemnified Person as a result of the events giving rise to the Claim. Any indemnified Person that becomes aware of Losses for which it intends to seek indemnification hereunder will use Commercially Reasonable Efforts in the ordinary course of business consistent with its past practice to pursue Claims and collect any amounts to which it may be entitled under insurance policies; provided, however, such indemnified Person shall not be required to take such actions prior to pursuing an indemnity Claim hereunder. If any third party recovery or insurance recovery is actually received by the indemnified Person after having previously received indemnity Claim proceeds hereunder, such Party will promptly tender to the respective Party an amount equal to such third party recovery or insurance recovery up to the amount of the applicable indemnity Claim proceeds paid to the indemnified Person hereunder.

(b) The Parties agree that no indemnified Person shall have any recourse under this Article 9 for any Losses that such indemnified Person would not have suffered had such indemnified Person exercised Commercially Reasonable Efforts to mitigate such Losses within a reasonable amount of time following the discovery by such indemnified Person of the fact, event or circumstance giving rise to such Losses (and for an indemnified Person that is not a natural Person, the bringing to the attention of a responsible officer thereof of such fact, event or circumstance). For the avoidance of doubt, any expenditures by an indemnified Person to mitigate Losses relating to any indemnifiable Claim in accordance herewith shall be deemed to constitute additional Losses incurred in connection with such Claim.

Section 9.8. Materiality. Notwithstanding anything to the contrary set forth herein, each of the representations and warranties in Article 3 or Article 4 that contains any “material”, “Material Adverse Effect” or similar qualifications (other than (a) the “Material Adverse Effect” contained in clause (ii) of Section 3.8, (b) the “material” qualifier in the first sentence of Section 3.10(a), and (c) the word “Material” in the defined term “Material Contracts”) shall be read as though such qualifications were not contained therein for the purposes of determining whether or not an indemnified Person is entitled to indemnification pursuant to this Article 9 and the amount of Losses to which such indemnified Person may be entitled under this Article 9.

Section 9.9. Claims Against Escrow Amount.

(a) Pursuant to Section 2.2(b)(ii), on or prior to the 90th day following the Closing, Buyer shall pay to the Escrow Agent, in immediately available funds, for deposit into an account designated by the Escrow Agent (the “Escrow Account”), an amount equal to the Escrow Amount (such funds once deposited, and any interest or other earnings thereon, are referred to as the “Escrow Funds”). The Escrow Funds shall be held and distributed in accordance with the terms of this Agreement and the Escrow Agreement, which will be executed at Closing, by and among Buyer, Seller and the Escrow Agent.

(b) The Escrow Funds shall be disbursed by the Escrow Agent as follows:

(i) pursuant to Section 9.9(c) and Section 9.9(d) in accordance with written instructions that are jointly signed by Seller and Buyer, which instructions shall be in a form that complies with the requirements of the Escrow Agreement (a “Joint Instruction Letter”); or

(ii) pursuant to a final non-appealable order, judgment, decision or decree by a court of competent jurisdiction specifying the amount of Escrow Funds to be released and the Person or Persons to whom such Escrow Funds shall be released.

(c) The Parties agree to (i) on the date that is 6 months following the Closing Date (the “First Release Date”) (or first Business Day thereafter), execute and deliver to the Escrow Agent a Joint Instruction Letter, instructing the Escrow Agent to disburse to Seller from the Escrow Account an amount equal to one-third (1/3) of the Escrow Funds as of such date less the sum of (A) the amount which the Escrow Agent has either released to Buyer or the Escrow Agent has been validly instructed to release to Buyer in accordance with the Escrow Agreement but has not actually released as of the First Release Date plus (B) the reasonable estimated amount, as determined by Buyer in good faith, of any good faith Claims for indemnification arising pursuant to Article 9, and which have been presented to Seller in accordance with Article 9 and remain unresolved or unpaid by Seller as of the First Release Date; (ii) on the date that is 12 months following the Closing Date (the “Second Release Date”) (or first Business Day thereafter), execute and deliver to the Escrow Agent a Joint

Instruction Letter, instructing the Escrow Agent to disburse to Seller from the Escrow Account an amount equal to one-half (1/2) of the Escrow Funds as of such date less the sum of (A) the amount which the Escrow Agent between the First Release Date and the Second Release Date has either released to Buyer or the Escrow Agent has been validly instructed to release to Buyer in accordance with the Escrow Agreement but has not actually released as of the Second Release Date plus (B) the reasonable estimated amount, as determined by Buyer in good faith, of any good faith Claims for indemnification arising pursuant to Article 9, and which have been presented to Seller in accordance with Article 9 and remain unresolved or unpaid by Seller as of the Second Release Date; and (iii) on the date that is 18 months following the Closing Date (the “Final Release Date”) (or first Business Day thereafter), execute and deliver to the Escrow Agent a Joint Instruction Letter, instructing the Escrow Agent to disburse to Seller from the Escrow Account an amount equal to the remainder of the Escrow Funds as of the Final Release Date less (A) the amount which the Escrow Agent has been validly instructed to release to Buyer in accordance with the Escrow Agreement but has not actually released as of the Final Release Date plus (B) the reasonable estimated amount, as determined by Buyer in good faith, of any good faith Claims for indemnification arising pursuant to Article 9, and which have been presented to Seller in accordance with Article 9 and remain unresolved or unpaid by Seller as of the Final Release Date. If it is subsequently and finally determined that all or a portion of any amount subject to release under this Section 9.9(c) that is withheld pursuant to clauses (i)(A), (i)(B), (ii)(A), (ii)(B), (iii)(A) or (iii)(B) of this Section 9.9(c) was not owed to Buyer pursuant to Article 9, within five (5) days after such determination, the Escrow Agent shall release such amount to Seller. Seller and Buyer shall execute and deliver to the Escrow Agent each Joint Instruction Letter contemplated by this Section 9.9 directing the Escrow Agent to release to Seller that portion of the Escrow Funds to which Seller is entitled pursuant to this Section 9.9.

(d) In the event that Seller becomes obligated to Buyer under the terms of Article 9 in respect of any Losses (as determined by a final order, judgment or decision of a court of competent jurisdiction or by mutual written agreement between Buyer and Seller) and at such time there are remaining Escrow Funds in the Escrow Account, then Seller and Buyer shall execute and deliver a Joint Instruction Letter to the Escrow Agent directing the Escrow Agent to release to Buyer that portion of the Escrow Funds required to satisfy such obligation (to the extent the Escrow Funds then remaining in the Escrow Account are sufficient to satisfy such obligation).

(e) Notwithstanding anything contained herein to the contrary and except for a Warranty Breach with respect to Fundamental Representation and Warranties and Fraud Claims, and subject to Buyer’s setoff rights pursuant to Section 2.4(h) of this Agreement, recovery against the Escrow Funds pursuant to this Section 9.9 constitutes the Buyer Indemnified Parties’ sole and exclusive remedy for any and all Losses relating to or arising from any Claim for a Warranty Breach that is subject to indemnification under Section 9.2(a).

(f) In the event that any Party receives a release of a portion of the Escrow Funds pursuant to the Escrow Agreement to which it is not entitled pursuant to the terms of this Agreement, such Party shall, (i) if another Party is entitled to such portion of the Escrow Funds at that time, transfer such funds to such other Party, or (ii) if no other Party is entitled to such portion of the Escrow Funds at that time, deposit such funds with the Escrow Agent to be held and released pursuant to the Escrow Agreement.

(g) If, either Seller or Buyer shall fail to timely execute and deliver a Joint Instruction Letter when required under this Agreement, Seller or Buyer, as applicable, shall be entitled to seek an order, judgment or decision from a court of competent jurisdiction to direct the Escrow Agent to release to the applicable Person or Persons the portion of the Escrow Funds to which they are entitled under this Agreement and to seek to recover losses and reasonable expenses from Seller or Buyer, as applicable, as a result of such failure to comply with this Agreement.

(h) In the event of a conflict between the Escrow Agreement and this Agreement, this Agreement shall govern as between Buyer and Seller.

Section 9.10. Fraud. Nothing in this Agreement shall be construed or interpreted as limiting a Party’s right to seek and receive recovery for Fraud; provided, that (a) under no circumstances will a Party’s liability for any Losses in respect of Fraud in connection with the transactions contemplated by this Agreement exceed the Purchase Price and (b) any recovery in respect of Fraud shall be subject to Section 9.6(c).

ARTICLE 10.

MISCELLANEOUS

Section 10.1. Successors and Assigns. This Agreement (and all covenants, rights, obligations, and agreements created hereunder) will be binding upon, and inure to the benefit of, the Parties and their respective successors and permitted assigns. Neither Party will assign this Agreement or any part hereof without the prior written consent of the other Party; provided, however, without the prior written consent of Seller, Buyer is permitted to, and prior to Closing, Buyer shall assign its rights to acquire the Membership Interests to an Affiliate of Buyer that is a limited liability company organized in the State of Delaware (“Buyer’s Designated Affiliate”), such that at Closing, Seller will directly assign the Membership Interests to Buyer’s Designated Affiliate; provided, further, following Buyer’s assignment of its rights to acquire the Membership Interests to Buyer’s Designated Affiliate, Buyer and Buyer’s Designated Affiliate will be jointly and severally liable for the performance of Buyer’s obligations under this Agreement and each of the other Transaction Documents to which Buyer, Buyer’s Designated Affiliates and each of their Affiliates are or will be a party.

Section 10.2. Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally, by reputable national overnight courier service or by registered or certified mail (postage prepaid) to the Parties at the following addresses (or facsimile numbers), as applicable:

If to Buyer, to:	Targa Resources Partners LP
1000 Louisiana, Suite 4300
Houston, TX 77002
Attention: Chief Financial Officer

with copies to (which will not
constitute notice to Buyer):

Targa Resources Partners LP
1000 Louisiana, Suite 4300
Houston, TX 77002
Attention: General Counsel

Locke Lord LLP
600 Travis Street, Suite 2800
Houston, Texas 77002
Attn.: Bill Swanstrom
Email: bswanstrom@lockelord.com

If to Seller, to:	Outrigger Midland Midstream, LLC
1200 17th Street, Suite 900
Denver, CO 80202
Email: amit@outriggerenergy.com
Attn: Amit Jhunjhunwala

with copies to (which will not	Denham Capital Management LP
constitute notice to Seller):	185 Dartmouth Street, 7th Floor
Boston, MA 02116
Attention: Paul Winters

Vinson & Elkins LLP
1001 Fannin Street, Suite 2500
Houston, Texas 77002
Attention: Sarah K. Morgan and
W. Creighton Smith

or to such other address or addresses as the Parties may from time to time designate in writing. For purposes of any notice requirements hereunder, delivery shall have deemed to be made (i) on the date of such delivery if delivered personally, (ii) on the date that is the day after the date on which such notice is sent through a reputable national overnight courier service and (iii) on the date that is 5 days after the date on which such notice is sent by registered or certified mail.

Section 10.3. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be considered an original, and all of which will be considered one and the same instrument.

Section 10.4. Rights. The failure of either Party to exercise any right granted hereunder will not impair nor be deemed a waiver of that Party’s privilege of exercising that right at any subsequent time or times, except as expressly provided herein.

Section 10.5. Amendments. This Agreement may not be amended or modified in any manner except by a written document signed by the Parties that expressly amends this Agreement.

Section 10.6. No Waiver. No waiver by either Party of any of the provisions of this Agreement will be deemed or will constitute a waiver of any other provision hereof (whether or not similar), nor will such waiver constitute a continuing waiver unless expressly provided. No waiver will be effective unless made in writing and signed by the Party to be charged with such waiver.

Section 10.7. Governing Law; Jurisdiction.

(a) This Agreement will be governed by, construed, and enforced in accordance with the laws of the State of Texas, without regard to choice of law principles that would require the application of the laws of any other jurisdiction.

(b) Each Party agrees that the appropriate, exclusive and convenient forum for any disputes between any of the Parties arising out of this Agreement or the transactions contemplated hereby will be in any state or federal court in Houston, Texas, and each of the Parties irrevocably submits to the jurisdiction of such courts solely in respect of any Legal Proceeding arising out of or related to this Agreement or the transactions contemplated hereby. The Parties further agree that the Parties will not bring suit with respect to any disputes arising out of this Agreement or the transactions contemplated hereby in any court or jurisdiction other than the above specified courts. Each Party agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Notwithstanding the foregoing, Buyer shall be entitled to enforce the provisions of Section 5.10 and in the Non-Competition Agreements in any court of competent jurisdiction.

(c) To the extent that either Party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each such Party hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement, and (ii) submits to the personal jurisdiction of any court described in Section 10.7(b).

(d) Each Party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any court referred to in Section 10.7(b). Each of the Parties hereby irrevocably waives, to the fullest extent permitted by applicable Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

Section 10.8. Jury Waiver. THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE, TO THE FULLEST EXTENT THEY MAY LEGALLY AND EFFECTIVELY DO SO, THE RIGHT TO A JURY IN ANY SUIT, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 10.9. No Third Party Beneficiaries. Except for the Member Indemnified Persons under Section 5.17 and the Buyer Indemnified Parties under Article 9 (each of whom shall be express third party beneficiaries hereunder), this Agreement is for the sole benefit of the Parties and will not inure to the benefit of any other Person whomsoever or whatsoever, it being the intention of the Parties that no third Person will be deemed a third party beneficiary to this Agreement.

Section 10.10. Further Assurances. Subject to the terms and conditions set forth in this Agreement, each Party will take such acts and execute and deliver such documents as may be reasonably required to effectuate the purposes of this Agreement.

Section 10.11. Expenses. Except as otherwise expressly provided herein, each Party will bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby whether or not such transactions will be consummated, including all fees of its legal counsel, financial advisers, accountants and other Representatives.

Section 10.12. Entire Agreement. This Agreement (together with the schedules and exhibits attached hereto), the Confidentiality Agreement, and the other Transaction Documents, constitute the entire agreement among the Parties and supersede any other agreements, whether written or oral, that may have been made or entered into by the Parties or any of their respective Affiliates relating to the transactions contemplated hereby and thereby.

Section 10.13. Schedules. Unless the context otherwise requires, all capitalized terms used on the Schedules will have the respective meanings assigned in this Agreement. No reference to or disclosure of any item or other matter on the Schedules will be construed as an admission, acknowledgment, or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed on the Schedules. No disclosure on the Schedules relating to any possible breach or violation of any agreement, Law, or Governmental Authorization will be construed as an admission or indication that any such breach or violation exists or has actually occurred.

Section 10.14. Headings. The table of contents, headings and captions in this Agreement have been inserted for convenience of reference only and will not define or limit any of the terms and provisions hereof.

Section 10.15. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

Section 10.16. Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event that the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party will be entitled, subject to compliance with Section 10.7, to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the provisions of this Agreement in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter, in addition to any other remedy to which they may be entitled under this Agreement.

Section 10.17. No Inducements. No director, employee, or agent of any Party will give or receive any commission, fee, rebate, gift or entertainment of significant cost or value in connection with this Agreement.

Section 10.18. No Partnership. Nothing contained in this Agreement will be construed to create an association, trust, partnership or joint venture or impose a trust, fiduciary, or partnership duty, obligation, or liability on or with regard to either Party.

Section 10.19. Rules of Construction. In construing this Agreement, the following principles will be followed, in each case unless expressly provided otherwise in a particular instance: (a) the singular includes the plural and vice versa; (b) reference to a Person includes such Person’s successors and assigns but, in the case of a Party, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) reference to any gender includes each other gender; (d) references to any Exhibit, Schedule, Section, Article, Annex, subsection and other subdivision refer to the corresponding Exhibits, Schedules, Sections, Articles, Annexes, subsections and other subdivisions of this Agreement, unless expressly provided otherwise; (e) references in any Section, Article or definition to any clause means such clause of such Section, Article or definition; (f) “hereunder”, “hereof”, “hereto”, “hereby” and words of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement; (g) the word “or” is not exclusive, and the word “including” (in its various forms) means “including without limitation”; (h) each accounting term not otherwise defined in this Agreement has the meaning commonly applied to it in accordance with GAAP; (i) references to “days” are to calendar days, unless the term “Business Days” is used; (j) all references to money refer to the lawful currency of the United States; and (k) references to the “other Party” from the perspective of Buyer, refer to Seller, and from the perspective of Seller, refer to Buyer; and (l) any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder.

Section 10.20. Confidentiality Agreement. Effective upon the Closing, the Confidentiality Agreement and all of Buyer’s and its Affiliates obligations thereunder, shall terminate and be of no further force and effect. Furthermore, effective upon the Closing, Seller hereby waives, and agrees to cause its Affiliates to waive, Buyer’s and its Affiliates compliance with the terms of the Confidentiality Agreement with respect to any matters agreed to and any rights of Buyer.

[Signature Page Follows]

IN WITNESS WHEREOF this Agreement has been duly executed and delivered by each Party as of the date first above written.

OUTRIGGER MIDLAND MIDSTREAM, LLC,

By:	/s/ Dave Keanini
Name:	Dave Keanini
Title:	President

AND

TARGA RESOURCES PARTNERS LP

By:	Targa Resources GP LLC, its general partner

By:	/s/ Matthew J. Meloy
Name:	Matthew J. Meloy
Title:	Executive Vice President and Chief Financial Officer

SOLELY FOR PURPOSES OF SECTION 5.21

OUTRIGGER MIDLAND OPERATING, LLC,

By:	/s/ Amit Jhunjhunwala
Name:	Amit Jhunjhunwala
Title:	Authorized Representative

Signature Page to

Membership Interest Purchase Agreement

Exhibit A

Calculation of Adjustment Amount

This Exhibit A sets forth methods, definitions and accounting principles for calculating the Adjustment Amount for purposes of both determining the Closing Amount and any post-Closing adjustments to the Closing Amount as set forth in Section 2.3 of this Agreement. Capitalized terms used in this Exhibit A but not defined herein shall have the meanings ascribed to such terms in this Agreement.

Section 1.1 Calculation of Adjustment Amount.

(a) The “Adjustment Amount” is an amount of Dollars (expressed as a positive or a negative number, as applicable) equal to (i) the Working Capital Adjustment minus (ii) the Indebtedness Amount minus (iii) the Company Transaction Expense Amount.

(b) All calculations performed in this Section 1.1 will strictly adhere to the accounting principles set forth in Section 1.2 and utilize the form of Settlement Statement set forth in Section 1.3. All estimated amounts referenced in the following defined terms shall be determined in accordance with Section 2.3 of this Agreement. As used herein, the following terms will have the following meanings:

(i) “Normal Working Capital” means Current Assets recognized and Current Liabilities incurred by the Company (without regard to the impact of any such Current Assets and Current Liabilities would have on the calculation of the Working Capital Adjustment) operating in the ordinary course of business, consistent with its past practices and that are (1) reflective of normal, contractual payment terms and (2) measured based on the application of generally accepted accounting principles and accounting practices as employed in the preparation of the Financial Statements. For the purpose of this Section, Current Assets means accounts receivable, prepaid expenses and other current assets (but not cash or deferred tax assets) and Current Liabilities means accounts payable and accrued liabilities.

(ii) “Working Capital Adjustment” is the net amount of Dollars equal to Current Assets less Current Liabilities as of the Execution Date that do not qualify as Normal Working Capital as of the Execution Date, plus cash contributed to the Company by Seller for the purpose of funding Capital Expenditures between the Execution Date and the Closing Date.

(iii) “Capital Expenditures” means capital expenditures with respect to any Company Assets made by the Company in furtherance of construction, connection, development, completion, expansion, repair or maintenance of the Company Assets and that are either for (A) well connections made pursuant to the Earn-Out Contracts in the ordinary course of business consistent with the Company’s past practices, or (B) for the projects described on and consistent with Schedule 5.1(p).

Exhibit A - 1

(iv) “Company Transaction Expense Amount” means the aggregate amount of all Transaction Expenses of the Company that have been paid after the Execution Date or that remain unpaid immediately prior to Closing.

(v) “Indebtedness Amount” means the aggregate amount of all unpaid Indebtedness of the Company immediately prior to Closing.

(vi) “Transaction Expenses” means the amount payable by the Company for all out-of-pocket costs and expenses incurred in connection with the transactions contemplated by this Agreement, including (a) all fees and expenses for legal counsel, accounting firms, and other professional advisors, and (b) any retention, bonus or similar compensatory amounts payable to any employees or service providers of the Company that become payable by the Company pursuant to an agreement with the Company, Seller or any of their Affiliates solely as a result of the consummation of the transactions contemplated hereby.

Section 1.2 Accounting Principles. The calculations contemplated by this Exhibit A shall be prepared in accordance with GAAP, in a manner consistent with and using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation methodologies used by Seller in the preparation of the Financial Statements, except as otherwise set forth in the Agreement. All amounts are denominated in Dollars.

Section 1.3 Preliminary Settlement Statement and Post-Closing Settlement Statement. The form of Settlement Statement follows on the next page.

Exhibit A - 2

FORM OF SETTLEMENT STATEMENT

Closing Amount Calculation
Base Consideration	$	●
Estimated Adjustment Amount	$	●
Escrow Amount	$	●
Subsequent Payment	$	●

Closing Amount	$	●

Adjustment Amount Calculation
Working Capital Adjustment Amount	$	●
Indebtedness Amount	$	●
Company Transaction Expense Amount	$	●

Adjustment Amount	$	●

Difference between Estimated Adjustment Amount and Adjustment Amount
Estimated Adjustment Amount	$	●
Adjustment Amount	$	●

Difference	$	●

Working Capital Adjustment Amount
Current Assets not qualifying as Normal Working Capital	$	●
Current Liabilities not qualifying as Normal Working Capital	$	●
Working Capital Adjustment Amount	$	●

Indebtedness Amount
Indebtedness	$	●

Indebtedness Amount	$	●

Company Transaction Expense Amount
Transaction Expenses	$	●

Company Transaction Expense Amount	$	●

Notes

[●]

Exhibit A - 3